

2023

Notice of Annual Meeting and Proxy Statement



NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS



TIME AND DATE:

Thursday, June 15, 2023

7:30 a.m. Eastern Daylight Time



PLACE:

The Offices of Davis Polk & Wardwell

450 Lexington Avenue, New York, New York

(located in Midtown Manhattan between East 44th Street and East 45th Street)



RECORD DATE:

April 28, 2023

AGENDA

At the Annual Meeting, shareholders will be asked to vote on the following proposals:	Board Recommends Vote:
ITEM 1 Election of 13 director nominees named in the Proxy Statement	⊘ **FOR each nominee**
ITEM 2 Advisory vote on executive compensation	⊘ **FOR**
ITEM 3 Advisory vote on the frequency of future advisory votes on executive compensation	⊘ **ONE YEAR**
ITEM 4 Ratification of Ernst & Young LLP as independent auditors for 2023	⊘ **FOR**
ITEM 5 Shareholder proposal requesting shareholder ratification of termination pay, if properly presented	⊗ **AGAINST**
ITEM 6 Shareholder proposal requesting a freedom of association and collective bargaining policy, if properly presented	⊗ **AGAINST**

In addition, we will transact any other business properly presented at the meeting, including any adjournment or postponement by or at the direction of the Board of Directors.

A **list of shareholders** entitled to vote at the meeting will be available for examination during normal business hours for ten days before the meeting at Delta's Investor Relations Department, 1030 Delta Boulevard, Atlanta, Georgia 30354.

If you plan to **attend the meeting**, please see the instructions on page 78 of the attached proxy statement. If you need special assistance at the meeting because of a disability, contact Investor Relations at (866) 715-2170.

We encourage shareholders to sign up to receive future proxy materials electronically, including the Notice Regarding the Availability of Proxy Materials. To sign up, visit *http://enroll.icsdelivery.com/dal*.

BY INTERNET	**BY TELEPHONE**	**BY MAIL**	**IN PERSON**
			
Go to **www.proxyvote.com** and follow the instructions	Call **1-800-690-6903**	**Sign, date and return** your proxy card in the enclosed postage-paid envelope	Attend the annual meeting in New York, New York. **See page 78** for instructions on how to attend

The Notice of Internet Availability of Proxy Materials is being mailed, and the attached proxy statement is being made available, to our shareholders on or about May 5, 2023.

Please read our attached proxy statement carefully and submit your vote as soon as possible. Your vote is important. You can ensure that your shares are voted at the meeting by using our Internet or telephone voting system, or by completing, signing and returning a proxy card.

Atlanta, Georgia
May 5, 2023



We look forward to being with our shareholders at our upcoming annual meeting in June.

As Ed discusses in his letter, 2022 was notable for the rapid return of air travel demand. The people of Delta put in a remarkable amount of work to protect the airline during the pandemic, and it was rewarding for the Board to see that effort pay off as operations were restored. We are particularly pleased that the company was able to pay over $560 million in profit sharing to Delta employees in February of this year.

As always, the Board appreciated receiving your input on the topics that were top of mind for you in 2022. We deeply value your interest in the company's progress and the views shared with us on financial and operational performance, climate change and our environmental sustainability strategy, human capital management, Board composition, executive compensation and other topics.

We know that these topics remain important to you and we are engaged on them. More information about our governance structure and oversight of safety, performance, strategy, risk, environmental sustainability, diversity, equity and inclusion, employee engagement, and cybersecurity are described in this proxy statement.

The Board continues to evaluate its own performance and composition. We are a strong and collegial group, with a wide variety of experiences, skills and qualifications and diverse gender and racial composition. Ongoing refreshment efforts will focus on enhancing our strength and diversity.

Unfortunately, we lost our valued colleague and friend Secretary Ashton Carter in October. Prior to his untimely death, Ash served on the Board for five years with dedication and leadership. He provided great insight to the Board and guidance to management from his vast wisdom and experience. We profoundly miss Ash and express our deepest sympathies to his family.

As I complete my service at the annual meeting, I am humbled and honored to have served on the Board for almost nine years and as Chair since 2016. It has been a privilege to serve with this outstanding group as we represent your interests in overseeing, supporting and encouraging the work of Delta's strong and dedicated management leadership team. Delta's leadership team is without question the best in the industry, as evidenced by the company's financial and operational results, customer satisfaction and employee engagement.

Looking forward to the second half of 2023 and Delta's continuing climb, we encourage your ongoing engagement with us on the issues of importance to you at Delta. We welcome your suggestions and concerns. Most especially, we appreciate you taking time to participate in our annual meeting by submitting your votes for the ballot items described in this proxy statement.

Thank you as always for your support as shareholders and customers of the world's best airline.

Sincerely,



In 2022, Delta moved beyond the pandemic and successfully navigated the recovery, ending the year firmly on course to be stronger than ever. The year demonstrated the power of our trusted global brand, as our people-focused culture continues to build customer loyalty and lead the industry.

2022 included some remarkable accomplishments that showed why "Keep Climbing" is more than just our slogan – it's a call to action. Some highlights:

Running a best-in-class operation. Amid a rapid surge in passenger volume after President's Day, Delta's team led the industry in stabilizing our operation and restoring our world-class reliability. Their achievements were recognized by the *Wall Street Journal*, Cirium, and OAG among others, and positioned Delta to continue to benefit from our culture of performance excellence in 2023 and beyond.

Investing in our people. Delta's success has always been driven by our people, and investing in them is foundational to our business. In 2022, we provided 4 percent across-the-board raises for our team, with an additional 5 percent in 2023, while unveiling a host of new tools and benefit improvements to enhance their physical, mental and financial well-being. And we were thrilled to distribute more than $560 million to employees in profit sharing on Valentine's Day 2023.

Elevating the customer experience. Delta opened new and expanded state-of-the-art airport facilities in some of the nation's most important markets, including New York, Los Angeles and Seattle, as well as airport improvements across our system. Our digital transformation accelerated as we unveiled new tools to personalize and simplify travel at all points of the journey. And our fleet refresh continued to increase comfort and efficiency in the skies as we took delivery of 69 new aircraft and placed a significant order for new, next-generation Boeing 737-10 planes. Our Net Promoter Scores exceeded 2019 levels as we continued to bolster our brand.

Leveraging our global network and growing customer loyalty. Our network rebuild gained strength as we grew share at our best-in-class domestic hubs while harnessing the power of our international joint ventures. With customers returning, Delta experienced record SkyMiles and co-brand acquisitions and saw our premium products outperform.

Restoring our financial performance. Delta led the industry in profitability in 2022, accounting for half of the industry's adjusted pre-tax earnings while operating 20 percent of U.S. industry capacity. Our commercial strategy continues to deliver results, with a growing mix of premium products, record co-brand results and continued revenue diversification. We generated positive free cash flow for the year and continue to pay down debt and strengthen our balance sheet, bringing us towards our goal of investment-grade metrics.

We remain focused on our goal of transforming the air travel experience. In early 2023, from the stage at CES, we announced free, fast in-flight Wi-Fi and unveiled Delta Sync, a robust new platform to further connect and personalize the journey with features accessible in flight, on the ground and across the digital spectrum.

We continue to embed sustainability in everything we do, and unveiled an updated strategy in 2022 focused on achieving meaningful, measurable near-term goals while investing in long-term innovation and technology. In addition, we're taking action to advance diversity, equity and inclusion at our company and in our communities. More information on these and other efforts is available in our 2022 ESG Report.

We are particularly grateful to our outgoing chairman, Frank Blake. He led our Board in times of great success and enormous challenge. Frank's wisdom was a guiding light, always reminding us of our shared values of putting people first. In the darkest hours of the pandemic, he reminded us that crisis doesn't build character, it reveals it. On behalf of Delta's entire 90,000-strong team, I want to thank Frank for his great contributions to our company and wish him well in his retirement from the Board.

Thanks to you for your support throughout the past year. We look forward to seeing you at our annual meeting in June.

Sincerely,

Ed Bastian

PROXY STATEMENT SUMMARY

The Delta Difference

As a global airline based in the United States, we connect customers across our expansive global network with a commitment to industry-leading customer service, safety and innovation. In 2022, demand for air travel accelerated significantly beginning late in the March quarter with continued improvement throughout the remainder of the year. For the full year, we served approximately 177 million customers.

In 2022, we continued to differentiate Delta from the industry by strengthening our **competitive advantages** that support our trusted consumer brand:



PEOPLE AND CULTURE

Our people and culture are our strongest competitive advantage. Our employees provide world-class travel experiences for our customers and best-in-class service. As a testament to our people-focused culture, *Forbes* **recognized Delta as No. 6 on its list of the World's Best Employers for 2022**, making it the highest-ranked airline on the list. **Glassdoor also recognized Delta as one of the Best Places to Work** in its 2023 ranking.

With our improved profitability in 2022, we paid $563 million in profit sharing to eligible employees in 2023.



OPERATIONAL RELIABILITY

We remain committed to industry-leading reliability and are consistently among the industry's best performers. In 2022, we were honored with the **Cirium Platinum Award for global operational excellence as North America's most on-time airline**. In January 2023, the *Wall Street Journal* **named us the best airline of 2022** among the nine U.S. airlines in its annual airline scorecard for the second consecutive year, leading the industry in on-time arrivals, completion factor and involuntary denied boardings.



GLOBAL NETWORK

We and our alliance partners collectively serve **over 130 countries and territories and over 800 destinations globally.** Our global network consists of our domestic network, which is centered on our core hubs and complemented by coastal hubs, along with our significant international hubs and market presence, which is enhanced by our innovative international alliances.

To support this network, **we are continuing to refresh our fleet** by acquiring new and more fuel-efficient aircraft with increased premium seating and higher cargo capacity to replace older aircraft, and to reduce our fleet complexity with fewer fleet types. Our new aircraft are on average 25% more fuel efficient per seat mile than aircraft retired since 2019.



CUSTOMER LOYALTY

With operational excellence, best-in-class service and commitment to our customers, we have continued to earn our customers' trust and preference. In 2022, we were **named the best airline by corporate travel customers** in the annual Business Travel News Airline Survey for the 12th year in a row and the **best U.S. airline by** *Condé Nast Traveler* **readers.**

Our award-winning SkyMiles program offers our customers a wide variety of benefits when traveling with us and our partners. We aim to increase the value of our program for customers and to deepen customer engagement with Delta.



FINANCIAL FOUNDATION

Over the last decade we have fundamentally transformed our **business** to differentiate Delta's products and services and improve our financial foundation. We have diversified our business by growing high-margin revenue streams that leverage our competitive advantages, our continued focus on our premium products and customer segmentation, and our complementary portfolio businesses.

Restoring the strength of our balance sheet and reducing debt remains a key financial priority.

2022 Highlights

In 2022, we made significant progress restoring our financial foundation with strong profitability and positive free cash flow for the year. We also delivered industry-leading operational reliability in 2022, and earned customer satisfaction scores above pre-pandemic levels. Highlighted below are several measures included in our incentive compensation plans that demonstrate our pay for performance philosophy.

FINANCIAL HIGHLIGHTS

 **Pre-Tax Income**

GAAP
$1.91 billion

Adjusted[1]
$2.70 billion

We delivered adjusted pre-tax income[1] *of $2.7 billion, an improvement of more than $6 billion over 2021.*

 **Unit Revenue Premium**

We sustained a unit revenue premium to the industry of more than 110%[2]

116.1%[3]

 **Cash Flow**

Operating Cash Flow
$6.36 billion

Free Cash Flow[1]
$244 million

We generated positive free cash flow after investing $6 billion back into the business.

OPERATIONAL HIGHLIGHTS

 **Reliability**
Mainline Domestic Completion Factor
98.4%

In 2022, we delivered industry-leading operational reliability, and customer satisfaction scores above pre-pandemic levels.

 **Customer Service**
Domestic Net Promoter Score
48.4%

(1) See "Supplemental Information about Financial Measures" on page 80 for reconciliations of non-GAAP measures and reasons we use them.
(2) Based on reported total revenue per available seat mile (TRASM), adjusted. Industry defined as DAL, UAL, AAL, LUV, ALK and JBLU.
(3) TRASM, adjusted relative to the performance of the industry peer group over the three-year period ended December 31, 2022.

Matters to be Presented at the Annual Meeting

Item 1 Election of Directors

Name and Primary Occupation	Age	Director Since	Other Public Boards	Current Committees
EDWARD H. BASTIAN CEO of Delta	65	2010	-	
GREG CREED Former Chief Executive Officer, Yum! Brands, Inc.	65	2022	2	• Audit • Personnel & Compensation
DAVID G. DEWALT Founder and Managing Director of NightDragon Security; Managing Director of AllegisCyber Capital	59	2011	1	• Safety & Security ✪ • Audit • Corporate Governance
WILLIAM H. EASTER III Former Chairman, President and CEO of DCP Midstream	73	2012	1	• Audit ✪ • Corporate Governance • Safety & Security
LESLIE D. HALE President and Chief Executive Officer of RLJ Lodging Trust	51	2022	2*	• Finance • Safety & Security
CHRISTOPHER A. HAZLETON Captain, Airbus 321, Delta	55	2019	-	• Safety & Security
MICHAEL P. HUERTA Former Administrator of the Federal Aviation Administration	66	2018	2	• Audit • Corporate Governance • Safety & Security
JEANNE P. JACKSON Former President, Senior Strategic Advisor to the CEO of NIKE	71	2017	2	• Finance • Personnel & Compensation
GEORGE N. MATTSON President of Star Mountain Capital; former partner and co-head of the Global Industrials Group in Investment Banking at Goldman, Sachs & Co.	57	2012	3**	• Finance ✪ • Corporate Governance • Personnel & Compensation
VASANT M. PRABHU Vice Chair, Chief Financial Officer of Visa Inc.	63	2023	-	• Finance • Safety & Security
SERGIO A. L. RIAL Former Chief Executive Officer of Banco Santander (Brasil)	62	2014	2	• Personnel & Compensation ✪ • Corporate Governance • Finance
DAVID S. TAYLOR Former President and Chief Executive Officer of The Procter & Gamble Company	65	2019	-	• Finance • Safety & Security
KATHY N. WALLER Executive Director of the Atlanta Committee for Progress; former CFO of The Coca-Cola Company	64	2015	3	• Audit • Corporate Governance • Personnel & Compensation

✪ Committee Chair

* Macy's Inc. (Macy's) has reported that Ms. Hale does not intend to stand for re-election to the Macy's board of directors when her current term expires at Macy's 2023 annual meeting of shareholders to be held on May 19, 2023.

** Virgin Galactic Holdings, Inc. (Virgin Galactic) has reported that Mr. Mattson will not stand for re-election at Virgin Galactic's 2023 annual meeting of stockholders to be held on June 8, 2023.

Effective at the annual meeting, the following changes to the composition of the committees of the Board are expected to take place:

› Mr. Taylor is expected to succeed Mr. Mattson as Chair of the Finance Committee

› Mr. Taylor is expected to become a member of the Corporate Governance and Personnel & Compensation Committees, and to no longer serve on the Safety & Security Committee

› Mr. Mattson is expected to become Chair of the Corporate Governance Committee

Shareholders will also be asked to vote on the following proposals:	Board Recommends Vote:	See Page:
ITEM 2 **Advisory vote on executive compensation**	⊘ **FOR**	65
ITEM 3 **Advisory vote on the frequency of future advisory votes on executive compensation**	⊘ **ONE YEAR**	66
ITEM 4 **Ratification of Ernst & Young LLP as independent auditors for 2023**	⊘ **FOR**	67
ITEM 5 **Shareholder proposal requesting shareholder ratification of termination pay, if properly presented**	⊗ **AGAINST**	70
ITEM 6 **Shareholder proposal requesting a freedom of association and collective bargaining policy, if properly presented**	⊗ **AGAINST**	72

Executive Compensation Program

Our executive compensation program is based on the philosophy that we can best achieve our short-term and long-term business goals, which we refer to as our Flight Plan, by closely linking pay to performance and aligning the interests of all Delta employees, including executive officers, with those of our customers and shareholders.

For 2022, the Personnel & Compensation Committee reviewed our executive compensation program with a focus on (1) returning our incentive plans to their pre-pandemic structure; (2) recognizing our executives' leadership and commitment to Delta;

and (3) ensuring that the majority of compensation remained at risk and included stretch performance measures. As a result, the Committee redesigned aspects of our annual and long-term incentive plans to meet these objectives and concentrate our executives on stabilization and the further strengthening of Delta's competitive advantages.

For additional information on the changes to our annual and long-term incentive plans and other decisions regarding 2022 executive compensation, see the "Compensation Discussion and Analysis" section beginning on page 25 of this proxy statement.

Shareholder Engagement

We value our relationships with our shareholders, and we have a long-standing practice of active engagement with them. Our engagement allows us to better understand our shareholders' priorities, perspectives and concerns, and positions us to effectively address issues that are important to our shareholders. **During 2022, we met, or initiated contact, with shareholders representing approximately 45% of our outstanding shares, including actively managed funds, index funds, public pension funds, and socially responsible investment funds**. This represented engagement with institutions holding 66% of the shares held by all of our institutional shareholders. We also have dedicated resources to engage with our shareholders, including individual shareholders, through monitoring of communications received by our investor relations and sustainability departments, which collectively responded to more than 200 inquiries during 2022. The table below summarizes key aspects of these engagement efforts during 2022.

How we engaged with our shareholders

 We maintained a dialogue with our shareholders throughout the year, including before and after the annual meeting, to gain their perspectives on current issues and to address questions. Where appropriate, our senior management and our non-executive Chair of the Board participated in these conversations.

 We engaged with analysts through quarterly conference calls, our investor relations website and meetings and calls.

 We participated throughout the year in leading industry conferences and hosted investors and analysts at our general offices in Atlanta to meet with senior management.

 We hosted an in-person Financial Outlook and Strategic Update event in New York City in December to engage with analysts and investors.

Primary topics discussed with our shareholders

Among the topics we discussed in 2022 were:

› progress on our financial and operational recovery during the year

› climate change and our environmental sustainability strategy, including the following specific topics:

> › our efforts to support the development of sufficient supply of affordable sustainable aviation fuel
>
> › status of validation of our climate goals that align with the applicable framework of the Science Based Target initiative (SBTi)
>
> › fleet renewal and operational efficiencies

› human capital management and oversight, including our diversity, equity and inclusion efforts highlighted by our Close the Gap initiative and employee engagement

› Board composition, succession, and ongoing efforts to increase Board diversity

› our executive compensation program in light of the ongoing recovery of the company's business and operations

How we evaluated shareholder feedback

Feedback from our shareholders is shared with senior management and the Board.

Our Personnel & Compensation Committee considers feedback when developing our executive compensation program and overseeing our policies and strategies relating to talent development and human capital management.

Our Corporate Governance Committee considers feedback as part of its periodic review of governance trends and its oversight of environmental sustainability matters and political contributions.

Actions taken

We responded to shareholder feedback as part of our periodic review of our policies, practices, and disclosures.

For example, we have continued to enhance the disclosures related to the topics of discussion in this Proxy Statement as well as other reports such as our ESG Report and Political Contributions Report. In 2022, we have incorporated our Climate Lobbying Report into our ESG Report.

In addition, we received validation from SBTi of our medium-term goal and have submitted our long-term goal for validation

Environmental, Social and Governance (ESG) Highlights

We are committed to taking care of our people, being a good steward of the environment and being a positive force in our communities. This commitment is based on our culture of putting people first in all we do — whether it is our employees, the millions of customers who trust us with their travel each year, or the communities where we live, work and serve. The Board of Directors understands and is committed to the importance of ESG matters as well as their significance to our various stakeholders, including our investors. As described further on pages 58 through 64, the Board of Directors includes several directors with skills and experience relevant to these topics. In addition, the Board of Directors has, and continues to gain, knowledge about these evolving areas through, among other things, regular briefings and discussions with internal subject-matter experts. The Board also has access to external resources and education on a variety of these matters.

Transparency and Reporting

We report on our efforts with respect to ESG matters through an annual ESG Report that follows the reporting standards of the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosures (TCFD). We seek to transparently communicate through our ESG Report how we view, prioritize and approach the ESG topics most relevant to our business, our customers and our investors. We determine these topics based on both a biennial ESG materiality assessment with internal and external stakeholders as well as through informal dialogue and regular engagement with key stakeholder groups.

These methods enable us to proactively address emerging ESG opportunities and risks. Our 2022 ESG Report also incorporates our report on our climate lobbying efforts, which describes our global advocacy activities and policy engagements — both direct and indirect — that support and complement our ambitious climate goals. For more information on ESG matters, including with respect to our climate strategy, risks, opportunities, metrics and targets, please see our 2022 ESG Report, available at **www.delta.com/sustainability**.

Our Commitment to the Environment

Governance of Environmental Sustainability Program

The Board of Directors is committed to sound corporate governance in line with evolving best practices. We have implemented a robust governance framework at both the Board and management levels with respect to our environmental sustainability program:

› Regular board-level oversight provided primarily through (i) the Corporate Governance Committee, which evaluates environmental sustainability strategy, goal setting, opportunities and risks as well as efforts and progress, (ii) the Audit Committee, which oversees the reporting of environmental and social matters in Delta's SEC filings, and (iii) the Finance Committee, which oversees investments, including acquisition of new, more fuel efficient aircraft and significant investments in new technologies.

› Robust management-level oversight provided through the ESG Council, the Carbon Council and the Risk Council, which report to the Delta Leadership Committee (DLC) and are composed of members of the DLC as well as other senior executives from across the organization who help to guide cross-functional working groups on climate strategy and execution as well as related risk mitigation efforts.

› Global Sustainability team integrated throughout our business and led by Pam Fletcher, our Senior Vice President and Chief Sustainability Officer, who serves on the DLC and each of the ESG, Carbon and Risk Councils.



Climate Goals and Strategy

Over the course of 2022, we continued making progress on our previously-announced plan to invest $1.0 billion through the end of 2030 toward airline decarbonization and our climate goals for our airline operations that align with the applicable framework of the Science Based Targets initiative (SBTi):

› *Long-term net zero goal*: Achieving net zero greenhouse gas (GHG) emissions across our airline operation and its value chain (scopes 1, 2 and 3) by 2050, as outlined by the SBTi Net Zero Standard Criteria and in alignment with the United Nations Race to Zero — Business Ambition for 1.5°C campaign.

› *Medium-term emissions intensity goal*: As a milestone on the path toward net zero, we are seeking to reduce well-to-wake (lifecycle) scopes 1 and 3 jet fuel GHG emissions by 45% per revenue tonne kilometer by 2035 from a 2019 base year, in accordance with SBTi guidance for the aviation industry and in line with the Paris Agreement's goal of limiting global warming to well below 2°C above pre-industrial levels.

In July 2022, SBTi validated our medium-term goal. We are awaiting validation of our long-term net zero goal submission and are unable to predict the outcome and timing of that process. In February 2023, SBTi announced plans to launch a formal update to target-setting guidance for the aviation sector consistent with limiting warming to 1.5°C. Given the rapidly evolving landscape, Delta is monitoring the development of this guidance.

Our path toward achievement of these targets and our overall environmental sustainability ambitions will focus on two main pillars:

Eliminate our Climate Impact from Flying



Fleet

Our fleet renewal efforts have the most significant impact on reducing emissions and emissions intensity from our airline operations. In 2022, Delta took delivery of 69 aircraft that were, on average, 25% more fuel efficient per seat mile than aircraft retired since 2019, contributing to a fleet-wide fuel efficiency improvement of 4.2% compared to 2019. We also announced a series of new aircraft purchase agreements. We expect these purchase agreements to bolster our fleet renewal plans and to continue to improve fuel efficiency in future periods.



Fuel

Sustainable aviation fuel (SAF) is central to reducing the lifecycle emissions from aviation fuel; however, it is not currently available at the scale or cost necessary to meet the industry's needs. We have established a goal of replacing 10% of our jet fuel consumption with SAF by the end of 2030. We expect this goal to require at least 400 million gallons of SAF annually. At the end of 2022, Delta had agreements in place with multiple suppliers for an aggregate offtake of 200 million gallons of SAF annually by 2030, subject to third-party investment and timely facility development.



Aircraft operations

To further reduce our emissions intensity, our Carbon Council, a cross-divisional senior leadership team, is focused on executing and tracking operational initiatives that reduce jet fuel consumption. This work includes immediate improvements within flight operations and collaboration with outside experts such as MIT to evaluate new technologies. Our efforts also supplement industry-wide efforts to support the modernization of the air traffic control systems, allowing for increased fuel efficiency and less carbon-intensive flying.

Embed Sustainability in Everything We Do



Travel experience

We are accelerating our efforts to build a more sustainable travel experience by reducing single-use plastics on board, reducing food waste and introducing sustainability in the products and amenities we deliver to our customers. We refreshed our onboard product offerings in early 2022 and as a result of our initial single-use plastic replacement strategy, we reduced onboard single-use plastic consumption by approximately 4.9 million pounds per year.



Ground operations and facilities

As of December 2022, we electrified 25% of our eligible core and critical ground equipment fleets necessary to service an aircraft at the gate, such as baggage tractors, belt loaders, aircraft tow tractors, and other eligible ground support equipment (eligible GSE) support. We continue to work with airports throughout our network to add additional charging infrastructure to support our goal of electrifying 50% of our eligible GSE fleet by 2025. Additionally, we invested in updating airport facilities, modernizing the customer experience, and creating more sustainable facilities by incorporating technology to reduce our environmental impact.



Supply chain

In 2022, we onboarded over 50% of our top 200 supply chain vendors, based on spend, to the EcoVadis ESG ratings platform. EcoVadis scorecards allow us to measure the impact of our supply chain, encourage vendors to take action to improve their scores and identify potential new vendors with strong sustainability ratings.

Engaging Stakeholders, Building Coalitions and Driving Policy Development

Two critical components of advancing and achieving our climate goals are effective public policy engagement and stakeholder engagement across sectors within and outside the aviation industry to bring cost-effective solutions under all levers to scale. We have joined coalitions and partnerships centered around guiding ambitions. We describe a selection of those partnerships and coalitions below. Our team is advancing other important initiatives through the Federal Aviation Administration's (FAA) NextGen Advisory Committee, providing advice and recommendations to the FAA related to air traffic management and system modernization.

› **Clean Skies for Tomorrow** – This coalition provides a crucial global mechanism for top executives and public leaders across and beyond the aviation value chain to align on a transition to SAF. Delta serves on the steering committee and actively contributes to working groups.

› **First Movers Coalition** – We are a founding member of this public-private partnership and purchasing platform, facilitated

by the Special Presidential Envoy for Climate John Kerry and the World Economic Forum, to accelerate and scale the development of breakthrough technologies and fuels through market-forcing strategies, helping hard-to-abate sectors, like aviation, reduce GHG emissions.

› **Hydrogen Fuel with Airbus** – We are working with Airbus to advance collective knowledge in the industry on the opportunities and challenges associated with using hydrogen fuel to power planes. We bring to the partnership the collective expertise and wisdom from our industry-leading teams: Flight Operations, Technical Operations, Airport Customer Service, Operations and Customer Center and Fuel.

› **Contrails Avoidance Research** – We are collaborating with MIT on research regarding the generation and potential elimination of persistent contrails. This critical research will be publicly released under an open-source license, enabling the industry to learn from this collaboration.

Our Commitment to Our People

Diversity, Equity and Inclusion

We believe that the Delta people are our strongest competitive advantage, and the high-quality service that they provide sets us apart from other airlines. As a global airline, we are in the business of bringing people together, and we believe our business should reflect the diversity of our customer base. To achieve this goal, we seek diverse talent internally and externally in an effort to achieve broader representation throughout our organization. We also promote inclusion through education, training and development opportunities as well as by leveraging insights from our ten employee resource groups, which we refer to as business resource groups, totaling membership of more than 30,000 as of December 31, 2022.

We remain focused on our strengthened commitment to be an anti-racist, anti-discrimination organization and want all of our employees to feel a sense of belonging at Delta. We have tools and processes in place to evaluate our progress on diversity, equity and inclusion matters, including with respect to our employees' sense of belonging. We are also reviewing and revising systems, practices and policies in support of our commitment to equity. Two key areas are:

1. reinforcement of our diverse talent pipeline by, among other things, requiring hiring candidate slates and interview panels to reflect diversity and creating new pathways to certain roles by removing college degree requirements and introducing a skills-first talent approach, and

2. closing diversity gaps in senior leadership positions by increasing the representation of women, Black and other

underrepresented racial and ethnic groups in those roles, including doubling the percentage of Black officers and director-level employees by 2025 as compared to 2020.

In 2022, we made meaningful progress towards closing the diversity gap by increasing the percentage of Black officers and director-level employees to 8.5% from 5.8% in 2020, although much work remains to be done to provide additional internal and external career pathways to senior leadership roles.

The Personnel & Compensation Committee provides ongoing oversight with respect to policies and strategies relating to talent development and human capital management, including diversity, equity and inclusion. Our Diversity, Equity & Inclusion Council is the senior cross-divisional group that represents the operational, corporate and commercial organizations of our business and is charged with ensuring our diversity, equity and inclusion priorities are relevant and embedded throughout the company, in partnership with our Diversity, Equity & Inclusion Office, which is led by Keyra Lynn Johnson, our Vice President and Chief Diversity, Equity and Inclusion Officer. The council meets regularly to evaluate corporate and divisional metrics, programs and proposals that align with our diversity, equity and inclusion strategy.

As part of our commitment to transparency, and based on feedback from external stakeholders, we publish on our website our latest EEO-1 Report as submitted to the U.S. Equal Employment Opportunity Commission.

Employee Health and Wellness

Delta Wellness aims to enhance the health and wellness of our people by creating more positive outcomes for our employees, customers, communities and partners and by becoming a force for good for our environment and society. The initiative is a combined effort across our organization to deliver programs that provide a holistic approach to overall wellness through physical, emotional, social and financial pillars.

Over the past two years, we enhanced our employee health and wellness program. Dr. Henry Ting, a physician and former Mayo Clinic executive, leads this program as the industry's first Chief Health and Wellness Officer elevating wellness for all employees.

In support of this mission, Delta offers many health and wellness resources to employees, such as diabetes management and a mental and emotional health app. These programs are voluntary, incentive-based reward programs focused on supporting our employees to improve their overall wellness.

Our Delta Wellness program has expanded to offer:

› 12 free mental health counseling sessions per issue per year through Delta's employee assistance program
› Family planning benefits, such as fertility, adoption and surrogacy assistance

› Expanded financial education and coaching programs incentivized by Delta contributions to employee emergency savings accounts
› A healthcare concierge service to navigate the complex healthcare system
› A co-pay option under Delta medical benefits that provides more predictable costs

In 2022, we began measuring total employee wellbeing through the Flourishing Index survey, which provides baseline data on how our people are doing in areas spanning mental and physical health, close social relationships and financial and material stability. Additional one-on-one qualitative interviews contextualize insights by providing real-world examples and perspectives.

The Delta Wellness team uses key insights from the Flourishing Index to guide equitable and effective program enhancements. For example, we announced in 2022 that for 2023 we were expanding maternity, parental and bonding leave—now including non-birthing, adoptive and surrogate parents—giving employees more time to focus on new family members, while also extending the backup care subsidies we provided to give our employees peace of mind. We also announced in late 2022 that, beginning January 1, 2023, eligible employees can earn up to $1,000 from Delta to fuel their Emergency Savings when they complete a financial education and coaching program and contribute to an emergency savings account.

Our Commitment to Our Communities

As we connect people with communities, experiences and each other, we are committed to doing our part to build a better world. Giving back to the communities where we live, work and serve is part of our culture at Delta. The graphic below illustrates some of the ways in which Delta and its people gave back in 2022:

DELTA'S COMMUNITY IMPACT

 

ENVIRONMENT

 **9** TREE-PLANTING PARTNERS

Delta supports tree plantings and other greenspace enhancements in nine markets, including projects with **Trees Atlanta, Tree People** in Los Angeles, **Speak for the Trees** in Boston, and **Forterra** in Seattle

 **$14M** FOR SUSTAINABLE DEVELOPMENT

Delta Air Lines' and The Delta Air Lines Foundation's contributions to **Global Citizen** aim to reach the U.N.'s Sustainable Development Goals by 2030 and end extreme poverty

 **$1M** GRANT

The Delta Air Lines Foundation committed **$1 million** to radically transform Atlanta's 16-acre **Cook Park** into a vital urban greenspace, in partnership with **Trust for Public Land** and the **National Monuments Foundation**

EQUITY

 **1M** BLACK AMERICAN JOBS

Delta is among 37 founding companies joining to form **OneTen**, an organization that aims to hire, promote and **advance 1 million Black individuals into family-sustaining careers over 10 years**

 **$1.5M** UNCF FINANCIAL AID

Delta's national partnership with **UNCF provides $1 million for Emergency Retention Grants and Degree Completion Aid,** as well as **$500,000 for scholarships**, to help underrepresented students combat financial pressures that may prevent them from completing their degrees

 **2** URBAN LEAGUE JOBS PROGRAMS

Delta contributes to **2 National Urban League programs** to support their goal that every American has access to a job with a living wage and good benefits

EDUCATION

 **30** JA CHAPTERS

Delta partners with **Junior Achievement** chapters **across 5 continents** to teach students financial literacy, work readiness and entrepreneurship

 **44** 3DE SCHOOLS

Delta supports **3DE programming in public high schools in 9 markets** across the U.S. 3DE uses public-private partnerships to systemically re-engineer education to better reflect the real world and prepare students for life beyond the classroom walls

 **2,348** NFA SCHOLARSHIPS

As the official airline of the **National Flight Academy** (NFA) since 2013, Delta has **funded 2,348 scholarships** to inspire a greater interest among youth in aviation and STEM careers

ENTIRE WELLNESS

 **1** GLOBAL RED CROSS MOVEMENT

Delta supports the **American Red Cross** and the **Global Red Cross Movement's disaster relief efforts**, most recently with **$2 million** for efforts in Ukraine and **$600k** for hurricane relief in 2022. Additionally, Delta employees and customers contributed **14,743 units of blood** during FY22, **making Delta the No. 1 corporate blood drive sponsor in the U.S. for the 5th consecutive year**

 **21** FOOD BANKS

Delta partners with food banks across **3 continents** to fight food insecurity, packing over **100K meals** in 2022

 **1** MENTAL HEALTH LEADER

Delta is a proud partner of the **National Alliance on Mental Illness**, the nation's largest grassroots mental health organization

 **$7.25M** FOR MAJOR FUNDRAISERS

Delta employees and customers raised **$7.25 million for 7 major fundraisers in 2022**, including the American Cancer Society, American Heart Association, Breast Cancer Research Foundation, Children's Healthcare of Atlanta, Covenant House and United Way

Our Commitment to Leading Governance

Delta has a history of a strong, independent Board, composed of experienced members who are diverse with respect to background, skills, experiences, gender, race and ethnicity. The Board is committed to sound corporate governance in line with evolving best practices.



INDEPENDENCE

All nominees independent except
CEO and ALPA nominee

TENURE

Average tenure of nominees
6.4 years

DIVERSITY

23% female directors

46% racially or ethnically diverse directors:
> 1 Hispanic
> 1 Latino
> 1 Asian
> 3 African Americans

7 of 13 director nominees diverse by race, gender and/or ethnicity

SKILLS AND EXPERIENCES INDEPENDENT DIRECTOR NOMINEES COLLECTIVELY POSSESS



Senior Leadership — **11**	Risk Management — **9**	Government Affairs/Legal Affairs/Global Security — **3**
Airline/Transportation Industry — **2**	Technology/Cybersecurity/Digital — **3**	Board Membership — **11**
Marketing/Brand Management/Data Analytics — **3**	Energy — **1**	Diversity — **7**
Finance/Accounting — **7**	Global Business — **6**	

Corporate Governance Highlights

INDEPENDENT OVERSIGHT	BOARD REFRESHMENT	SHAREHOLDER RIGHTS AND ACCOUNTABILITY	OTHER LEADING GOVERNANCE PRACTICES
› 11 of 13 director nominees are independent (all except the CEO and ALPA nominee) › Independent non-executive chair with clearly defined and robust responsibilities › Active Board oversight of strategy, risk management, information technology and cybersecurity matters, environmental sustainability and human capital management	› Regular Board refreshment and mix of tenure and diversity of directors (6 of our director nominees joined in the last 6 years, 4 of whom are diverse in race, ethnicity or gender) › Robust annual self-evaluations of Board and Board committees › Retirement age of 72 for outside directors, which was waived for Mr. Easter to facilitate the transition of leadership responsibilities	› Annual election of all directors › Proxy access right for shareholders › Majority vote and director resignation policy for directors in uncontested elections › Shareholders constituting more than 20% of our outstanding common stock can call a special meeting › One class of outstanding shares with each share entitled to one vote › No shareholder rights plan (poison pill) or supermajority voting	› Regular comprehensive succession planning for management › Anti-hedging and anti-pledging policy for all employees and Board › Prohibition on ownership of specific airline competitors' stock by Board and officers › Robust stock ownership and retention guidelines for Board and executive officers › No employment agreements or supplemental executive retirement plans for officers › Transparent political activity and ESG disclosures available through our website

GOVERNANCE - BOARD MATTERS

During 2022, the Board of Directors met seven times. Each director who served on the Board during 2022 attended at least 75% of the meetings of the Board of Directors and the committees on which he or she served that were held during his or her tenure on the Board or relevant committee. The Board members also participated in informal update calls with management in months in which the Board did not have formal meetings.

It is the Board's policy that directors are encouraged to attend the annual meeting. All of Delta's directors attended the annual meeting in 2022.

During the year, the Board routinely held executive sessions without the Chief Executive Officer. Mr. Blake presided at these sessions as non-executive Chair of the Board.

Board Leadership Structure

Because we believe operating pursuant to sound governance practices benefits the long-term interests of our shareholders, for many years our Board has chosen to elect an independent, non-executive Chair of the Board separate from our Chief Executive Officer.

We believe the non-executive Chair of the Board plays an important governance leadership role that enhances long-term shareholder value. Mr. Blake is completing his service effective at the annual meeting and Mr. Taylor is expected to succeed Mr. Blake as the non-executive Chair of the Board at that time.

The Chair's responsibilities include:

› chairing meetings of non-management directors (executive sessions)

› presiding at the annual meeting of shareholders

› briefing the Chief Executive Officer on issues raised in executive sessions

› in collaboration with the Corporate Governance Committee, committee chairs, the Chief Executive Officer and the Executive Vice President – External Affairs, setting Board agendas and strategic discussions and providing a review of pre-meeting materials delivered to directors

› overseeing annual Board, committee and Chief Executive Officer performance evaluations and succession planning

› managing the Board and committee oversight of risks

› recommending appropriate governance policies and practices, including committee structure and responsibilities

› overseeing the avoidance of conflicts of interest

› recommending Board committee and committee chair assignments

› facilitating director discussions inside and outside the boardroom, managing the relationship between the Chief Executive Officer and the Board, consulting with the Chief Executive Officer and serving as a counterweight as appropriate

› overseeing the process for selecting new Board members

› calling meetings of the Board and shareholders

› carrying out other duties requested by the Chief Executive Officer and the Board

Board Refreshment Process

The Corporate Governance Committee recommends to the Board of Directors nominees for election to the Board. Delta believes each current nominee for the Board of Directors has the following attributes:

› integrity, honesty and adherence to high ethical standards
› extensive business acumen and sound judgment
› a track record of service as a leader in business or governmental settings
› commitment to diversity, equity and inclusion

The Committee seeks nominees who have the skills and experience to assist management in the operation of Delta's business and to provide input on Delta's strategy, among other matters. The Committee is also committed to continuing the enhancement of the diversity of the Board. In accordance with Delta's Corporate Governance Principles, the Committee and the Board assess potential nominees (including incumbent directors). In its succession planning role, the Committee regularly considers potential candidates for the Board in light of the company's new and evolving risks, strategies and operations as follows:



1 Identification

The Corporate Governance Committee considers potential new candidates that may be proposed by current directors, management, professional search firms, shareholders or other persons. The Committee routinely retains third-party search firms to assist in identifying a broad group of possible candidates and preliminarily screening potential Board members who have experience that would complement and enhance the current Board.

2 Assessment process

The Committee evaluates potential director candidates in a thorough process in considering whether the candidates satisfy the criteria required and the current needs and composition of the Board. This process may include reviewing qualifications and experience of a broad group of candidates, engaging a third party firm to assist with screening and gathering of additional information, interviews with candidates and making inquiries with persons knowledgeable about candidates.

3 Criteria

› The Committee and the Board assess candidates based on factors such as the individual's character, judgment, diversity (including with respect to background, skills, experience, age, gender, race and ethnicity), experience, skills and acumen, international or global business background and other matters that are relevant to the Board's needs and objectives at the particular time.

› The Committee and the Board also consider the independence, financial literacy, and the ability to devote significant time to Board activities and to the enhancement of candidates' knowledge of Delta's business.

› While the Board does not have a specific policy with respect to diversity, the Board and Committee recognize that the members of the Board should represent the diversity of Delta's customers, employees and management. The Committee balances the desire for continuity on the Board with the benefits of fresh perspectives and additional experiences to align with the changing business.

+6 independent directors in the last 6 years → **4** of whom are diverse

In order to provide continuity during our recovery from the pandemic, the Board waived the retirement age for Mr. Blake and Mr. Easter. Their ongoing service has enabled the Board to continue to function efficiently and effectively as leadership responsibilities transition. While Mr. Blake is completing his service at the annual meeting, Mr. Easter's continuation as a Board member will facilitate effective transition of his responsibilities as Chair of the Audit Committee. Following the addition of Leslie Hale and Greg Creed to the Board in 2022, Vasant Prabhu has recently joined the Board, bringing strong financial and leadership experience.

Board Committees and Governance Documents

The Board of Directors has established the Audit, Corporate Governance, Finance, Personnel & Compensation and Safety & Security committees to assist it in discharging its responsibilities. The number of meetings held by each of these committees in 2022 and the committee's primary responsibilities are listed below. **The chart below represents the current composition of each committee. Certain changes to the committee composition, which are expected to become effective at the annual meeting, are described below the chart.**

A detailed list of the responsibilities of each committee can be found in the committee charters, which are available in the corporate governance section of our website at *ir.delta.com/governance/*. Our Certificate of Incorporation,

Bylaws, Corporate Governance Principles, codes of ethics and business conduct and director independence standards are also available in the corporate governance section of our website at *ir.delta.com/governance/*.

All members of the Audit, Corporate Governance, Finance and Personnel & Compensation Committees are non-employee directors who are independent, as defined in the New York Stock Exchange (NYSE) listing standards and Delta's director independence standards. In addition, the members of the Audit Committee and the members of the Personnel & Compensation Committee satisfy the additional independence requirements set forth in rules under the Securities Exchange Act of 1934 (the 1934 Act).

> In 2022, the Board reviewed and, as appropriate, updated the allocation of oversight responsibilities for various ESG matters. These responsibilities are identified in bold type in the chart below.

Audit Committee

Members	Primary Responsibilities
William H. Easter III* (Chair) Greg Creed David G. DeWalt* Michael P. Huerta Kathy N. Waller* **Meetings in 2022: 9**	› oversees our financial reporting and disclosure processes, including the appointment of our independent auditors, the review of the audit and work of our internal audit department and the adequacy and effectiveness of our internal controls over financial reporting › oversees compliance with procedures and processes pertaining to **corporate ethics and standards of conduct**, including regular review of reports on adherence to these standards › reviews enterprise risk management processes and discusses major risk exposures with management › reviews **cybersecurity risks** and the security and operations of our information technology systems › oversee the reporting of **environmental and social matters** in our SEC filings › reviews and, if appropriate, approves or ratifies possible conflicts of interest involving members of the Board or executive officers and related party transactions that would be subject to disclosure under Item 404 of Regulation S-K
*Audit Committee Financial Experts	The Audit Committee Report can be found on page 69.

Corporate Governance Committee

Members	Primary Responsibilities
Francis S. Blake (Chair) David G. DeWalt William H. Easter III Michael P. Huerta George N. Mattson Sergio A. L. Rial Kathy N. Waller **Meetings in 2022: 5**	› leads the Board's **governance practices and procedures**, including the search for and recruiting of new outside directors and consideration of nominees for the Board › oversees our governance standards, processes for evaluation of the Board and its committees, and compensation of non-employee directors › oversees our **environmental sustainability** strategy, goal setting, opportunities and risks, and efforts and progress with respect to these matters › reviews reports on our corporate and PAC **political contributions** and charitable contributions made by Delta or The Delta Foundation

Finance Committee

Members	Primary Responsibilities
George N. Mattson (Chair) Francis S. Blake Leslie D. Hale Jeanne P. Jackson Vasant M. Prabhu Sergio A. L. Rial David S. Taylor **Meetings in 2022: 7**	› reviews and makes recommendations about the financial structure of the company, financial planning, investments (including strategic investments in our overseas commercial airline partners), acquisitions and divestitures, operating plans, capital structure and hedging activities › reviews and approves or recommends to the Board commitments, capital expenditures and financing transactions

Personnel & Compensation Committee

Members	Primary Responsibilities
Sergio A. L. Rial (Chair) Francis S. Blake Greg Creed Jeanne P. Jackson George N. Mattson Kathy N. Waller **Meetings in 2022: 7**	› oversees our general compensation philosophy and practices and the annual review of our Chief Executive Officer and reviews and approves compensation programs for our executive officers › reviews management succession plans and the company leader and talent planning process › makes recommendations to the Board regarding election of officers › oversees policies and strategies relating to talent development and **human capital management, including diversity, equity and inclusion and employee wellbeing** **The Personnel & Compensation Committee Report can be found on page 39.**

Safety & Security Committee

Members	Primary Responsibilities
David G. DeWalt (Chair) William H. Easter III Leslie D. Hale Christopher A. Hazleton Michael P. Huerta Vasant M. Prabhu David S. Taylor **Meetings in 2022: 5**	› oversees and consults with management on our customer, employee and aircraft operating safety and security goals, performance and initiatives › reviews current and proposed safety and security-related programs, policies and compliance matters › reviews reports and matters that may have a material effect on our flight safety operations and security matters › reviews matters related to **public health** that have an impact on our operations

Ashton B. Carter served as a member of the Audit, Corporate Governance and Safety and Security Committees during his tenure on the Board of Directors.

Effective at the annual meeting, the following changes to the composition of the committees of the Board are expected to take place:

› Mr. Blake is completing his service on the Board and will therefore no longer be on the committees

› Mr. Taylor is expected to succeed Mr. Mattson as Chair of the Finance Committee

› Mr. Taylor is expected to become a member of the Corporate Governance and Personnel & Compensation Committees, and to no longer serve on the Safety & Security Committee

› Mr. Mattson is expected to become Chair of the Corporate Governance Committee

Board and Committee Evaluation Process

For many years our Board of Directors and each of its committees have annually engaged in comprehensive self-evaluations. The Board believes this annual evaluation process supports its effectiveness and continuous improvement.



PROCESS OVERSIGHT	EVALUATION	PRESENTATION AND FINDINGS	FEEDBACK
The Corporate Governance Committee oversees the evaluations and re-examines the process for the Board and Board committee evaluations each year.	For 2022, the Executive Vice President – External Affairs spoke individually with each Board member to discuss specific topics, such as issues of importance to the Board for 2023, strategic planning and succession planning, and to obtain his or her assessment of Board and committee performance, functioning and operations during the year. These discussions also allowed time for engagement with each director on any other topic he or she desired to discuss.	The directors' comments were compiled and reviewed by the Board and the Board committees in a format without attribution of comments in executive sessions in early 2023. Topics discussed include: › an assessment of Board and committee performance in 2022 › issues of importance to the Board for 2023 › risk management, strategic planning and succession planning › board and committee structure and processes	The non-executive Chair of the Board and the chairs of the committees identify follow-up matters from the evaluations. These included long-term strategy, board and management succession planning, shareholder value creation, capital allocation, oversight of evolving ESG matters, and operational matters, among other items.

Risk Management

Board Oversight

The Board of Directors has ultimate responsibility to oversee Delta's enterprise risk management (ERM) program. Coordinated by Delta's Vice President-Corporate Audit and the Director of the Enterprise Risk Management department, ERM instills a repeatable methodology and framework to promote heightened awareness of risks to our enterprise. The program identifies and categorizes risks and monitors the progress of risk mitigation plans alongside the risk owner(s). The ERM program's principal objectives are to facilitate an enterprise wide risk assessment, be process focused with cross-functional engagement and alignment, ensure the framework is integrated into the business and be proactive to enable risk informed decision-making, and provide confidence in our risk governance systems to our stakeholders.

The Board discusses risk throughout the year, particularly when reviewing operating and strategic plans and when considering specific actions for approval. The Board's oversight of certain risk areas is managed through delegation of that risk item to the Board committee based on its scope and Charter with regular reporting to the full Board. The Board reviews the effectiveness of the ERM program through regular reports to the Audit Committee. In 2022, the full Board participated in a special session of the Audit Committee to receive a complete overview of our ERM framework.



BOARD OF DIRECTORS
Oversees Delta's ERM

AUDIT COMMITTEE

› Reviews the ERM framework; reviews management's process for identifying, managing and assessing risk; oversees the management of risks related to the integrity of the consolidated financial statements, internal control over financial reporting, the internal audit function, and legal and regulatory matters related to cybersecurity, the security and operations of the information technology systems and reporting of environmental matters in SEC filings.

› Members of the Audit Committee are financially literate as defined by the NYSE, three of whom are designated as audit committee financial experts.

› The Audit Committee received briefings on information security matters at all of its regular meetings in 2022 from our chief information officer or chief information security officer, including updates related to cyber and technology risk, the security and operations of our information technology systems and our digital transformation. Members also have access to internal and external education on cybersecurity risks. An experienced cybersecurity professional, David DeWalt, is a member of the Audit Committee and has been a Delta director since 2011.

FINANCE COMMITTEE	**PERSONNEL & COMPENSATION COMMITTEE**	**CORPORATE GOVERNANCE COMMITTEE**	**SAFETY & SECURITY COMMITTEE**
› Oversees the management of risks related to aircraft fuel price, foreign currency and interest rate hedging, Delta's financial condition and capital structure, its financing, acquisition, divestiture and investment transactions and related matters.	› Reviews risks related to management succession and development, Delta's executive compensation program, Company leadership development and talent planning process, human capital management and related matters.	› Reviews risks related to Board of Directors' succession plans, Delta's corporate governance, environmental sustainability and related matters.	› Oversees the management of risks related to customer, employee, aircraft and airport operating safety and security, global public health and related matters.

Management's Role

Delta's ERM program is an integrated and continuous process for managing enterprise-wide risks including: strategic, financial, operational, safety, compliance and reputational risks. Leaders of all business divisions work closely with the Director of ERM to identify where risk exists to their respective operating division, develop an appropriate risk mitigation plan, monitor the effectiveness of those mitigation activities and provide updates through a series of specific risk committees as appropriate. The organizational design of Delta's leadership, the Risk Council, combined with the roles of the Board and its committees provide a robust governance structure for effective management and oversight of enterprise risks.

Risk Council

The senior management level, cross-divisional Risk Council meets at least quarterly and includes the Chief Financial Officer, Executive Vice President - External Affairs, Chief Information Officer, Chief Sustainability Officer, Chief Customer Experience Officer, Chief Strategy Officer, Chief Compliance Officer, Chief Health & Wellness Officer, Chief Information Security Officer, Senior Vice President - Corporate Safety and Security, Controller, the VP of Corporate Audit & the Director of Enterprise Risk Management, among others.

As appropriate, various officers and employees attend meetings of the Risk Council to provide updates on mitigation progress and other follow up issues addressed within the Risk Council.

The Risk Council oversees all areas of the company's business risk, including the following: monitoring risks to our strategy; monitoring external macro-trends; defining organizational responsibilities for the management of certain exposures; identifying significant risks to Delta including the effectiveness of mitigation and management strategies based on Delta's risk tolerance levels as well as monitoring the business to determine that risk mitigation activities are in place and operating.

Communications with Directors

Shareholders and other interested parties may communicate with our non-management directors by sending an e-mail to *nonmgmt.directors@delta.com*. We have established a link to this address on our Investor Relations website. Communications with directors may also be mailed to Delta's Corporate Secretary at:

> Delta Air Lines, Inc.
> Department 981
> 1030 Delta Boulevard
> Atlanta, Georgia, 30354
> Attention: Corporate Secretary

Communications will be sent to the Chair of the Board, as representative of the non-management directors, other than communications pertaining to customer service, human resources, accounting, auditing, internal control and financial reporting matters. Communications regarding customer service and human resources matters will be forwarded for handling by the appropriate Delta department. Communications regarding accounting, auditing, internal control and financial reporting matters will be brought to the attention of the Audit Committee chair.

SHARE OWNERSHIP

Directors and Executive Officers

The following table sets forth the number of shares of Delta common stock beneficially owned as of April 13, 2023, by each director nominee, each person named in the Summary Compensation Table in this proxy statement, and all director nominees and current executive officers as a group. Unless otherwise indicated by footnote, the owner exercises sole voting and investment power over the shares listed.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]
Director Nominees:	
Edward H. Bastian	2,197,025[2]
Francis S. Blake	93,795
Greg Creed	17,430[3]
David G. DeWalt	70,770
William H. Easter III	64,220[4]
Leslie D. Hale	6,430
Christopher A. Hazleton	300
Michael P. Huerta	26,375
Jeanne P. Jackson	54,660[5]
George N. Mattson	121,710[6]
Vasant M. Prabhu	-
Sergio A. L. Rial	27,822
David S. Taylor	57,010[7]
Kathy N. Waller	33,400
Named Executive Officers:	
Glen W. Hauenstein	1,058,502[2]
Alain M. Bellemare	159,591[2]
Peter W. Carter	448,202[2]
Daniel C. Janki	211,239[2]
Director Nominees and Current Executive Officers as a Group (23 Persons)	5,730,010[2]

(1) Each of the individuals listed in the table and the director nominees and current executive officers as a group beneficially owned less than 1% of the shares of common stock outstanding on April 13, 2023.

(2) Includes the following number of shares of common stock which a director or a named executive officer has the right to acquire upon the exercise of stock options that were exercisable as of April 13, 2023, or that will become exercisable within 60 days after that date:

Name	Number of Shares
Edward H. Bastian	1,768,257
Glen W. Hauenstein	779,790
Alain M. Bellemare	45,374
Peter W. Carter	257,010
Daniel C. Janki	49,154
Directors & Current Executive Officers as a Group	3,641,494

(3) Includes 11,000 shares held by the Creed Revocable Living Trust, of which Mr. Creed and his wife are co-trustees.

(4) Includes 57,790 shares held by the Easter Management Trust, over which Mr. Easter has shared investment and voting power.

(5) Includes 22,000 shares held by a trust for the benefit of Ms. Jackson and her husband and 3,510 shares held by trusts for the benefit of Ms. Jackson's children. Ms. Jackson has shared investment and voting power over all shares held in these trusts.

(6) Includes 2,000 shares held by Mr. Mattson's wife, 6,000 shares held through trusts for the benefit of Mr. Mattson's minor children and for which Mr. Mattson's wife serves as trustee, and 17,500 shares held by a limited liability company controlled by Mr. Mattson; also includes 2,000 shares held by a trust for the benefit of Mr. Mattson's adult son, over which Mr. Mattson has shared investment power and which is not required to be reported on a Form 4.

(7) Includes 46,650 shares held in a Grantor Retained Annuity Trust (the GRAT) for the benefit of Mr. Taylor's adult children. Mr. Taylor is the trustee of the GRAT and the sole recipient of the annuity payments made by the GRAT.

Beneficial Owners of More than 5% of Voting Stock

The following table provides information about the following entities known to Delta to be the beneficial owner of more than five percent of Delta's outstanding common stock as of April 13, 2023.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
The Vanguard Group	71,496,733[1]	11.1%
100 Vanguard Blvd Malvern, PA 19355		
BlackRock, Inc.	38,051,209[2]	5.9%
55 East 52nd Street New York, NY 10055		

(1) Based on an amendment to Schedule 13G filed on February 9, 2023, in which The Vanguard Group reported that, as of December 31, 2022, it had shared voting power over 699,754 of these shares, sole dispositive power over 69,558,815 of these shares and shared dispositive power over 1,937,918 of these shares.

(2) Based on an amendment to Schedule 13G filed on February 1, 2023, in which BlackRock, Inc. reported that, as of December 31, 2022, it had sole voting power over 35,944,378 of these shares and sole dispositive power over 38,051,209 shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section of the proxy statement describes the compensation of the named executive officers for 2022. It also discusses how our executive compensation program reflects our compensation philosophy and objectives, including the importance of linking pay to performance.

2022 Named Executive Officers

Name	Position
EDWARD H. BASTIAN	Chief Executive Officer
GLEN W. HAUENSTEIN	President
ALAIN M. BELLEMARE	Executive Vice President & President - International
PETER W. CARTER	Executive Vice President - External Affairs
DANIEL C. JANKI	Executive Vice President & Chief Financial Officer

Executive Summary

We entered 2022 with strong tailwinds. Delta was the only major U.S. airline to deliver profitability in the second half of 2021 and our operational excellence and best-in-class service were recognized by travelers as J.D. Power's No. 1 airline in customer satisfaction among North American airlines. Our focus for 2022 was to sustain this momentum—not just to deliver our record pre-pandemic levels of financial performance, but also to harness the innovation, agility and dedication that we displayed during the pandemic to strengthen Delta's trusted global brand and deliver results that benefit our employees, customers and shareholders.

Despite the challenges of returning to pre-pandemic capacity, integrating and training approximately 25,000 new employees and continuing global economic uncertainty, through the commitment and resilience of Delta people, we returned to full year profitability in 2022, allowing us to pay our employees over $560 million under the company's broad-based profit-sharing program (Profit Sharing Program). This is in addition to the remarkable accomplishments that Mr. Bastian described in his letter to shareholders on page 3 of this proxy statement.

As described in this Compensation Discussion and Analysis, we believe compensation should align with the interests of our employees, customers and shareholders. Given our underlying pay-for-performance philosophy, a significant portion of our executives' compensation is at-risk and reflects our performance. In 2022, the Personnel & Compensation Committee developed the executive compensation program to concentrate Delta's leadership on the airline's recovery. This resulted in above target performance for our annual incentive plan and—as a true testament to our named executive officers' dedicated leadership during the last three years—above threshold level performance for the long-term incentive program adopted prior to the onset of the pandemic.

Our Employee Commitment

We believe Delta's most important competitive advantage is our employees who are the face of our brand. As the pandemic receded and air travel surged back, we experienced a challenging operating environment through the spring and early summer of 2022. Despite these challenges, the industry-leading service, dedication and hard work of our people pushed us through 2022's strategic recovery and has positioned us well for the future. During 2022, we continued our commitment to promoting a culture of open, honest and direct communications, enhancing the wellness of our people and building an environment that encourages diversity, integrity and respect.

Investing in our People in 2022

In addition to a 4% pay increase to eligible employees in May 2022, Delta invested in our people in the following ways in 2022:



Profit-Sharing Program
Paying $563 million in February 2023 under the Profit Sharing Program in recognition of the achievements our employees that returned Delta to full-year profitability in 2022.



Shared Rewards Program
Awarding $61 million under Delta's broad based shared rewards program (Shared Rewards Program) based on the hard work of our employees meeting key operational performance goals during 2022 (on-time arrival, baggage handling, flight completion factors and net promoter score) recognizing that superior performance by our frontline employees directly affects customer satisfaction.



Physical, Emotional and Social Wellness
Investing over $50 million in enhanced mental health benefits, a new copay medical plan option that provides employees with more predictable healthcare costs and additional resources for working families.



Financial Wellness
Recognizing that our employees' financial wellness is just as important as their physical, emotional and social wellness, Delta announced a new Emergency Savings Program that provides employees with up to $1,000 when they complete a financial education/coaching program and contribute to an emergency savings account. This is in addition to contributing over $920 million to Delta's broad-based 401(k) plans.

Diversity, Equity and Inclusion

Our commitment to diversity, equity and inclusion is in pursuit of our goal to connect and reflect the world — bringing people together and representing the communities that Delta serves. We have committed to building a better future, fueled in large part by our focus on diversity, equity and inclusion. This goes beyond doing the right thing. It is imperative to our success.

We are committed to being an anti-racist and anti-discrimination organization that fosters our employees' sense of belonging at Delta. Over the last two years, we accelerated our actions to close diversity gaps by increasing the representation of women and under-represented groups in senior leadership positions and doubling the number of Black officers and director-level employees by 2025 as compared to 2020. This progress, which falls under the oversight of the Personnel & Compensation Committee, is reported out regularly to the Board of Directors and made public twice a year.

See "Our Commitment to Our People" starting on page 12 for more information about Delta's diversity, equity and inclusion efforts.

Talent Planning and Development

Talent planning and development are important at all levels within Delta — from our executives to our frontline employees. In 2022, we welcomed approximately 25,000 new employees to the organization and transitioned over 900 frontline employees to merit roles broadening career paths through a focus on skills-based hiring. This amount of transition was positive for our people, opening opportunities to progress their careers within the organization. To support this transition, we leaned on sound talent planning processes, our expanded learning and development platform and additional leader training.

The Personnel & Compensation Committee continues to place significant focus on executive talent planning. The Board of Directors is regularly updated on key talent indicators for our senior leaders, including recruiting, development and succession planning programs. They are also exposed to potential future executive leaders through board meetings and informal events.

Executive Compensation in 2022

In 2021, the Personnel & Compensation Committee determined to maintain the essential elements of our executive compensation program, including retaining the general structure of our annual and long-term incentive plans. (This was in addition to the Committee deciding in 2020 to not change any outstanding short-term and long-term awards that were adopted prior to the onset of the pandemic.) The Personnel & Compensation Committee, however, adjusted these plans to balance the continued uncertainty of the pandemic's ongoing impact on our business and the complexity of determining performance goals in such an environment.

In setting the executive compensation program for 2022, the Personnel & Compensation Committee desired to return our incentive plans to a structure more consistent with our pre-pandemic practices. It also aimed to develop a program that included incentives that adequately recognized our executives' leadership and commitment to Delta through the pandemic and our recovery, while ensuring the majority of compensation remained at risk and included stretch performance measures that reward exceptional performance and provide long-term value to our shareholders.

In addition to the other actions taken by the Personnel & Compensation Committee as described in this Compensation Discussion and Analysis, the following changes were made to our executive compensation program in 2022:

› **Redesign of Long-Term Incentive Program.** The Personnel & Compensation Committee evaluated the structure of our long-term incentive program to ensure the program effectively:

› Aligned the named executive officers' interests with shareholders to drive long-term value creation;

› Rewarded the named executive officers' leadership in the industry over the past two years as Delta transitioned from survival to stabilization and recovery; and

› Recognized the highly sought-after and transferable talents of the named executive officers.

The Committee also reviewed the necessity of retaining the adjustments made to the program in 2021.

The Personnel & Compensation Committee met extensively with its compensation consultant to consider how to best achieve these objectives within a set of guiding principles that adhere to our pay for performance compensation philosophy and comply with the compensation limitations of the CARES Act.

As a result of this review, the Personnel & Compensation Committee took the following actions with respect to the long-term incentive program for 2022:

› Replaced stock options with performance restricted stock units. This equity-based vehicle provides upside payout potential only if certain relative and absolute performance measures are achieved at the end of a three-year performance period. These measures are based on Delta's earnings per share (EPS) recovery relative to comparable airline peers and against Delta's pre-pandemic EPS, an important driver of shareholder value creation.

› Replaced time-based restricted stock with a time-based cash award for certain named executive officers. This award, which vests and becomes payable in mid-2023, promotes balance in the program — recognizing the impact the pandemic had on our leaders and business.

› The Personnel & Compensation Committee does not intend for the time-based cash award to be a permanent element of our long-term incentive program and, after 2023, expects to return to time-based restricted stock awards as a component under the long-term incentive program for all named executive officers.

› With respect to the performance award component of the program:

› Reinstated our typical three-year performance period.

› Retained three equally-weighted performance measures to again concentrate the named executive officers' focus on our continuing recovery efforts.

› Retained target ranges for the performance measures, which were implemented in 2021 to address the difficulty in setting a single number for each relevant performance target. For our 2023 program, the Personnel & Compensation Committee returned to our single target number pre-pandemic structure.

› Reinstated our traditional vesting schedule (three equal installments) for restricted stock granted under the program.

In addition, the Personnel & Compensation Committee approved an increase in the target award opportunities under the 2022 long-term incentive program for Mr. Bastian, Mr. Hauenstein and Mr. Carter. These increases (which were the first for Mr. Bastian and Mr. Hauenstein since 2019) were intended to reward their leadership through the pandemic and ensure their total direct compensation opportunities were competitive with the peer group and, for Mr. Carter, to also recognize the increasing scope of his responsibilities within the company.

› **Changes to Annual Incentive Plan.** The Personnel & Compensation Committee reviewed the pandemic-related changes made to our annual incentive plan in 2021, and made the following changes:

› Reinstated our typical 12-month performance period.

› Reinstated the maximum payout available under the plan to 200%.

› Retained two equally-weighted performance measures to concentrate the named executive officers' efforts on the measures that also drive payouts to frontline employees under our broad-based Profit Sharing and Shared Rewards Programs.

› Retained a target range for the plan's financial performance measure. For our 2023 annual incentive plan, the Personnel & Compensation Committee returned to our single target number pre-pandemic structure.

The CARES Act

In April 2020, Delta entered into an agreement with the U.S. Department of the Treasury to receive emergency support through the payroll support program under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which totaled $5.6 billion. In January and April 2021, Delta and the Treasury Department entered into additional payroll support program agreements under the Consolidated Appropriation Act, 2021 and the American Rescue Plan Act of 2021 (with the initial agreement, referred to as the PSP Agreements). Collectively, these additional agreements provided approximately $6.4 billion in payroll support payments. Under the PSP Agreements, Delta became subject to various restrictions and obligations, including certain limitations on executive compensation (CARES Act compensation limitations) and the payment of dividends.

Delta has designed compliance processes for the CARES Act compensation limitations and other obligations, including, in certain cases, making adjustments to the composition of an individual's long-term incentive awards, and has provided periodic comprehensive reports to the Treasury Department, as required by the PSP Agreements. Effective April 2, 2023, Delta is no longer subject to the CARES Act compensation limitations. On September 30, 2022, the restriction on the payment of dividends expired, and subsequently Delta paid accrued dividends on equity awards that were declared prior to the implementation of the restriction but that vested while this restriction was in effect.

Administration of the Executive Compensation Program

PERSONNEL & COMPENSATION COMMITTEE

The Personnel & Compensation Committee oversees and approves Delta's executive compensation program to reinforce our culture by ensuring a strong connection between pay and performance as well as alignment between our executives, employees and shareholders. This includes:

› Establishing Delta's executive compensation philosophy and objectives in consultation with an independent compensation consultant and company management
› Overseeing the development and implementation of our executive compensation program
› Reviewing and approving the compensation structure and performance measures for our Chief Executive Officer and other executive officers
› Evaluating the performance of the Chief Executive Officer in meeting corporate goals and objectives
› Reviewing and advising the Board of Directors on management succession planning
› Overseeing Delta's policies and strategies relating to talent development and human capital management, including diversity, equity and inclusion, and employee wellbeing
› Making recommendations to the Board of Directors on the appointment of officers
› Reviewing tally sheets, competitive market data for our peer group and individual contributions to establish target compensation for our executive officers

INDEPENDENT COMPENSATION CONSULTANT

In 2022, after considering the factors provided under the NYSE listing standards and Item 407(e)(3)(iii) of SEC Regulation S-K, the Personnel & Compensation Committee engaged Frederic W. Cook & Co., Inc. (FW Cook) as its independent executive compensation consultant. In this role, FW Cook provides advice to the Personnel & Compensation Committee and the Corporate Governance Committee regarding Delta's executive and director compensation programs. This includes:

› Providing advice regarding Delta's executive compensation program based on the company's business strategy, compensation philosophy, prevailing market practices and relevant regulatory mandates
› Providing annual recommendations directly to the Personnel & Compensation Committee on Chief Executive Officer compensation
› Advising the Corporate Governance Committee on the compensation for the non-executive Chairman of the Board and non-employee directors
› Providing advice on the Company's compensation peer group
› Updating and advising the Personnel & Compensation Committee on key executive compensation trends in the industry and general market
› Attending, at the request of the Personnel & Compensation Committee, executive session discussions without the presence of company management
› Periodically working directly with company management on behalf of and under the control and supervision of the Personnel & Compensation Committee

The Personnel & Compensation Committee considered FW Cook's advice when determining executive compensation plan design and award levels in 2022.

DELTA MANAGEMENT

Delta's management team provides input to the Personnel & Compensation Committee on Delta's executive compensation program structure and, under the supervision of the Personnel & Compensation Committee, is responsible for the ongoing administration of the program. This includes:

› Developing Flight Plan goals and providing input on business strategy and performance
› Providing updates to the Personnel & Compensation Committee on key executive compensation trends in the industry and general market
› Evaluating the financial and legal implications of executive compensation proposals and confirming proposed payouts to executive officers under our incentive compensation plans are calculated correctly and comply with plan terms
› The Chief Executive Officer making recommendations for the compensation of executive officers other than himself

Executive Compensation Philosophy and Objectives

Our executive compensation philosophy is to achieve Delta's short-term and long-term business goals by closely linking pay to performance and by aligning the interests of all Delta people with the interests of our customers and shareholders. Based on this philosophy, the Personnel & Compensation Committee develops the executive compensation program to promote a pay for performance culture that:



① Places a substantial majority of total compensation at risk.

② Directly supports our Flight Plan by utilizing challenging performance measures that provide incentives that deliver value to our customers and shareholders and drive payouts to frontline employees under our broad-based Profit Sharing and Shared Rewards Programs.

③ Provides compensation opportunities that help us motivate and retain existing talent and attract new talent to Delta when needed.

Pay for Performance

Pay for performance is the foundation of our compensation philosophy for all employees, driving a strong sense of team work and continual improvement of business results. Our executive compensation program places a substantial portion of total compensation at risk. Total target compensation for the named executive officers is contingent on Delta achieving ambitious financial, operational and customer service goals or subject to stock price performance.

The Personnel & Compensation Committee sets stretch performance goals under our annual and long-term incentive plans to drive Delta's business strategy and to deliver value to our shareholders.

Our incentive plans closely align the interests of management with those of frontline employees in two respects. First, many of the same financial, operational and customer service performance measures are used in both our executive and broad-based employee compensation programs. Second, we have long structured our annual incentive plan to ensure that executives do not receive above-target incentive payouts unless our people also receive payment under the Profit Sharing Program for the year.

Say on Pay Voting Results

At our 2022 annual meeting, we asked shareholders for a non-binding "say on pay" advisory vote to approve the 2021 compensation of the named executive officers. The holders of 92% of the shares present and entitled to vote at the 2022 annual meeting voted for approval of the compensation of the named executive officers. The Personnel & Compensation Committee took these results into account by continuing to emphasize our pay for performance philosophy utilizing challenging performance measures that provide incentives to deliver value to our shareholders.

Corporate Governance and Compensation Practices

Our executive compensation program reflects corporate governance policies and compensation practices that are transparent and consistent with best practices. The following chart highlights the policies and practices we consider instrumental in driving company performance while mitigating risk, as well as the practices we avoid:

What We Do:	What We Don't Do:
✓ Subject officers' incentive compensation (including both cash and equity-based awards) to compensation clawback provisions	✗ No employment contracts
✓ Apply stock ownership and retention guidelines to executive officers and directors	✗ No excise tax reimbursement for payments made in connection with a change in control
✓ Follow objective, standardized criteria for the timing of equity award grants	✗ No repricing, cash buyouts or share recycling of stock options and stock appreciation rights under our equity compensation plan
✓ Include "double trigger" change in control provisions in our incentive awards	✗ No hedging or pledging of company stock by our employees
✓ Require a one-year minimum vesting period for performance-based awards under our equity compensation plan	✗ No loss on sale for residence relocation protection for named executive officers
✓ Fully disclose our incentive plan performance measures	✗ No supplemental executive retirement or deferred compensation plans
✓ Engage with institutional investors regarding our executive compensation program	✗ No company-provided: › personal club memberships › executive life insurance › home security › financial planning

Comparative Market Data and Peer Group

We believe peer group data should be used as a point of reference, not as the sole factor in our executive officers' compensation. In general, the Personnel & Compensation Committee's objective is for target total direct compensation opportunities to be competitive with the peer group, with individual variation based on the individual's performance, experience and role within Delta.

Our peer group is composed of three major U.S. airlines and eighteen other companies in the hotel/leisure, transportation/distribution, machinery/aerospace/defense and retail industries. We selected these industries because we believe it is important that our peer group have business characteristics that are similar to

Delta's, including revenue size, market capitalization, number of employees, operating margin and global presence. In order to retain and attract the talent we need, Delta must compete with these types of companies, and if the peer group was limited to the airline industry, we would have to include companies that are a fraction of the size and scope of Delta. The Personnel & Compensation Committee, in consultation with the compensation consultant and company management, reviews and considers changes to the composition of our peer group annually. There were no changes to the peer group used in determining compensation for 2022. The companies in our peer group are:

Airlines:	American Airlines Group Inc.	Southwest Airlines Co.	United Airlines Holdings, Inc.
Hotel/Leisure:	Carnival Corporation & plc	Marriott International, Inc.	
Transportation/ Distribution:	The Coca-Cola Company FedEx Corporation Norfolk Southern Corporation	PepsiCo, Inc. Sysco Corporation	Union Pacific Corporation United Parcel Service, Inc.
Machinery/ Aerospace/Defense:	The Boeing Company Honeywell International Inc.	L3Harris Technologies, Inc. Textron Inc.	Raytheon Technologies Corporation
Retail:	Best Buy Co., Inc. The Home Depot, Inc.	Lowe's Companies, Inc.	Target Corporation

Peer Group	Revenue ($)[1]	Market Capitalization ($)[2]	International Operations as Percentage of Revenue (%)[3]
75th Percentile	86,392	144,079	38
Median	47,928	59,965	24
25th Percentile	23,814	19,992	9
DELTA AIR LINES	**50,582**	**21,031**	**24**

Source: Standard & Poor's Capital IQ

(1) *Last 12 months from most recent quarter ended on or before December 31, 2022. In millions.*

(2) *As of December 31, 2022. In millions.*

(3) *As of the most recent fiscal year-end*

Changes to Peer Group. Following its annual peer group review in October 2022, based on recommendations of the compensation consultant and company management, the Personnel & Compensation Committee approved a revised peer group. The revised peer group consists of 21 companies from diverse industries that exhibit similar size and business characteristics with Delta and better reflects the market in which we may compete for business, investor capital and/or executive talent. Further, these changes reflect Delta's strategy to focus on enhancing our digital technology capabilities and developing our premium global brand strength. The revisions to our peer group added digital technology-focused companies that align with Delta's objective to be a premium global consumer brand and include: American Express Company, Deere & Company, McDonald's's Corporation, NIKE, Inc., The Procter & Gamble Company, Starbucks Corporation and Uber Technologies, Inc. The following companies were removed from the peer group: Carnival Corporation & plc, L3Harris Technologies, Inc., Lowe's Companies, Inc., Norfolk Southern Corporation, PepsiCo, Inc., Sysco Corporation and Textron Inc. The revised peer group was used when the Personnel & Compensation Committee was determining executive compensation for 2023.

Elements of Compensation

Compensation elements for our executive officers include:

Type	Component	Objective
Fixed Compensation	Base Salary	› Provides a fixed amount of compensation for performing day-to-day functions based on level of responsibility, experience and individual performance
Performance-Based Compensation	Annual Incentive Plan	› Rewards short-term financial and operational performance on an absolute and relative basis using pre-established performance criteria that support Delta's short-term business goals
	Long-Term Incentive Program › Performance Awards › Performance Restricted Stock Units	› Motivates management employees by linking incentives to our multi-year financial and customer service-related goals and rewarding long-term value creation measured by our stock price, free cash flow and earnings per share › Aligns with interests of shareholders, facilitates executive officer stock ownership and encourages retention of our management employees
Time-Based Compensation	Long-Term Incentive Program › Restricted Stock › Cash Awards	› Restricted stock aligns with interest of shareholders and facilitates executive officer stock ownership and encourages retention of our management employees › Cash awards reward extraordinary leadership and encourages retention of certain named executive officers
Benefits	Health, Welfare and Retirement Benefit Plans	› Helps attract and retain highly qualified executives through a variety of employee benefits that demonstrates Delta's overall commitment to the health and financial wellness of our employees

Delta does not have a specific compensation target for each element of compensation. The compensation mix for the Chief Executive Officer and the other named executive officers is shown below, of which a significant portion is performance-based. The

Personnel & Compensation Committee believes this is the appropriate approach for aligning the interests of the named executive officers and shareholders.

2022 COMPENSATION MIX (AT TARGET)

CEO



OTHER NAMED EXECUTIVE OFFICERS



The Personnel & Compensation Committee considers a number of factors, including competitive market data, internal equity, role and responsibilities, business and industry conditions, management succession planning and individual experience and performance in determining executive compensation. When making specific compensation decisions, the Personnel &

Compensation Committee also reviews compensation "tally sheets" prepared by the compensation consultant. The tally sheets detail the total compensation and benefits for each executive officer, including the compensation and benefits the officer would receive under hypothetical termination of employment scenarios.

Performance Measure Selection

Consistent with our executive compensation philosophy, the Personnel & Compensation Committee selects performance measures to support our Flight Plan and to closely align the interests of the named executive officers with the interests of our key stakeholders. Recognizing that the performance measures used under our annual and long-term incentive plans may need to change over time to reflect evolving priorities, the Personnel & Compensation Committee, together with company management and the compensation consultant, evaluates the performance measures used in our incentive plans each year to ensure they remain consistent with Delta's long-term strategic plan and our annual Flight Plan goals.

For 2022, the Personnel & Compensation Committee continued to approach its performance measure evaluation with a focus on stabilization and further strengthening Delta's competitive advantages.

To achieve our mission that no one better connects the world, the company's 2022 Flight Plan focused on four core pillars: our people, our customers, our partners and communities and our owners. With Delta's culture as the foundation, our 2022 Flight Plan objectives included: be the airline of choice for our customers, run the industry's best operation and deliver on our profit goals while investing in the future. The mix of absolute and relative performance included in our 2022 annual and long-term incentive plans are distinct and demonstrate how the Personnel & Compensation Committee incorporates the elements of our Flight Plan to drive performance.

In 2021, the Personnel & Compensation Committee decided not to introduce any new performance measures under our annual

and long-term incentive plans. It believed that whether the motivation is to rebuild the airline to pre-pandemic levels or exceed record profit levels, the performance measures established in prior years continue to be the best indicators of Delta's success and align the interests of the named executive officers with our employees, customers and shareholders. Rather, it reduced the total number of performance measures under both plans and retained those that directed the named executive officers' focus on driving financial recovery and maintaining operational excellence and were less affected by volatile external factors.

Given the progress Delta made in its recovery in 2021—ending the year being the only major U.S. airline to deliver profitability for the second half of the year—the Personnel & Compensation Committee determined to retain the same performance measures under the annual incentive plan and the performance award component of the long-term incentive program for 2022. The Personnel & Compensation Committee continued to believe that superior performance in these performance measures should ultimately produce sustainable long-term shareholder returns.

With the introduction of performance restricted stock units to the 2022 long-term incentive program, the Personnel & Compensation Committee selected a new performance measure that would assess Delta's recovery on both an absolute and relative basis, comparing Delta's performance against comparable airline peers. This measure, adjusted diluted earnings per share, was chosen because the Committee believed it is viewed by our shareholders as a strong indicator of Delta's recovery and its financial health overall.

In setting the annual and long-term performance goals for each performance measure, the Personnel & Compensation Committee has traditionally reviewed our business plans and considered other factors, including our past variance to targeted performance, our historical performance, economic and industry conditions and the performance of other airlines.

In 2021, the Personnel & Compensation Committee established two separate performance periods (utilizing the same performance measures) for both the annual and long-term incentive plans and implemented target ranges for the majority of the performance measures to address the uncertainty of the pandemic's impact on our business. While the Committee agreed that those concerns had not entirely dissipated, it believed it was important to return the plans to their traditional 12-month and three-year performance periods, but recognized that with the Omicron variant and travel restrictions still impacting our operation worldwide coming into 2022, it remained appropriate to maintain target ranges for some performance measures. This allowed the Personnel & Compensation Committee to better set challenging, but achievable goals (including some that are realizable only as a result of exceptional performance) that focus the named executive officers on the company's short- and long-term objectives.

Annual Incentive Plan

2022 Flight Plan Objectives	Performance Measure	Description
Deliver on our Profit Goals while Investing in our Future *** Our Culture is the Foundation	Financial Performance — Pre-Tax Income	› Closely aligned with the business plan targets presented to the Board of Directors as part of Delta's operating plan › Also serves as the measure used under the Profit Sharing Program, thereby aligning the interests of Delta management with all employees
Run the Industry's Best Operation *** Our Culture is the Foundation *** Be the Airline of Choice for our Customers	Operational Performance — Delta and Delta Connection	› Based on the broad-based Shared Rewards Program's on-time arrival, baggage handling, flight completion and net promoter score goals, as well as on-time arrival and flight completion goals for our Delta Connection carriers › Satisfaction of these measures are determined based on the monthly achievement of either internal goals or first place performance relative to airline peers (other than net promoter scores)

Long-Term Incentive Program

2022 Flight Plan Objectives	Performance Measure	Description
Deliver on our Profit Goals while Investing in our Future	Total Revenue per Available Seat Mile (TRASM)	› A unit revenue measure comprised of passenger revenue, revenue from our ancillary businesses and other revenue sources › Encourages focus on achieving top-line revenue growth while emphasizing disciplined capacity growth
Be the Airline of Choice for our Customers	Customer Service Performance	› Based on Delta's net promoter scores, this measure further emphasizes the importance of earning and maintaining customer preference and loyalty › Due to the level of global travel restrictions that continued to impact international travel, this measure remained limited to Delta's domestic net promoter scores
Deliver on our Profit Goals while Investing in our Future	Cumulative Free Cash Flow	› Encourages focus on long-term revenue and margin growth and is a measure of our business resilience
Deliver on our Profit Goals while Investing in our Future	Earnings per Share (EPS) Recovery	› Based on Delta's adjusted diluted EPS, this measure is followed by shareholders as a strong indicator of a company's financial success and how the company is performing with respect to profitability and value creation › Encourages focus on returning to (and ultimately exceeding) pre-pandemic levels of profitable growth, expense control and the effectiveness of investments made in the business over time

Base Salary

The Personnel & Compensation Committee annually reviews the base salaries of the named executive officers, and makes adjustments when appropriate based on market competitiveness or in connection with promotions or changes in responsibility. None of the named executive officers received a salary increase in 2022.

Annual Incentive

The 2022 Management Incentive Plan (2022 MIP) links pay and performance by providing management employees with a compensation opportunity based on Delta's achievement of short-term business goals in 2022. The 2022 MIP also aligns the interests of Delta management and employees by using metrics that are consistent with the goals that drive payouts under Delta's Profit Sharing and Shared Rewards Programs.

Typically, payments under the 2022 MIP are provided in cash. However, to provide further alignment between our executive officers and our people, the executive officers' 2022 MIP awards are subject to the following conditions if there is no Profit Sharing Program payout to employees for the year:

› The actual MIP award, if any, will be capped at the target award opportunity, even if Delta's performance for operational and relative financial goals exceeds the target level.

› Any awards earned by executive officers will be made in restricted stock that will not vest until there is a payment under the Profit Sharing Program or under certain termination of employment scenarios.

The following chart shows the performance measures for the named executive officers under the 2022 MIP and the actual performance for each measure for 2022.



PERFORMANCE LEVELS

Performance Measure	Performance Measure Weighting	Threshold (50% of Target Payout)	Target (100% of Target Payout)	Maximum (200% of Target Payout)	Percentage of Target Achieved[1]
Absolute Financial					
Delta's 2022 Pre-tax income[2] (Actual: $3.619 billion)	50%	$344 million	$931 million - $2.653 billion	$3.354 billion	100%
Operational	50%				
Number of monthly goals met under Shared Rewards Program (Actual: 25)	75%	21	28	35 or more	29.46%
Number of monthly goals met by Delta Connection Carriers (Actual: 13)	25%	9	14	19 or more	11.25%
Total Percentage of Target Award Achieved					**140.71%**

(1) *This column reflects the percentage of the target award achieved after application of the performance measure weightings applicable to the named executive officers, rounded. The actual payout was based on 140.71375%*

(2) *"Pre-tax income" as defined in Delta's broad-based Profit Sharing Program, means Delta's annual consolidated pre-tax income calculated in accordance with GAAP and as reported in Delta's SEC filings, but excluding (a) asset write downs related to long-term assets; (b) gains or losses with respect to special, unusual, or nonrecurring items; and (c) expense accrued with respect to any employee profit sharing plan, program or similar arrangement.*

The target award opportunities under the 2022 MIP are expressed as a percentage of each participant's base salary earned during the year. The Personnel & Compensation Committee determined the target award opportunities taking into consideration the peer group comparison, the Chief Executive Officer's recommendations for executive officers other than himself and input from the compensation consultant. The 2021 target award opportunities were maintained for the named executive officers in 2022.

Summarized in the table below are the 2022 MIP awards earned by each named executive officer. Because there was a payout under the Profit Sharing Program for 2022, payments under the 2022 MIP were made in cash.

Named Executive Officer	Base Salary	Target Award (as % of base salary)	Target Award	Percentage of Target Award Earned[1]	Total 2022 MIP Award
Mr. Bastian	$ 950,000	200%	$ 1,900,000	140.71%	$ 2,673,562
Mr. Hauenstein	$ 700,000	175%	$ 1,225,000	140.71%	$ 1,723,744
Mr. Bellemare	$ 650,000	150%	$ 975,000	140.71%	$ 1,371,959
Mr. Carter	$ 550,000	150%	$ 825,000	140.71%	$ 1,160,889
Mr. Janki	$ 650,000	175%	$ 1,137,500	140.71%	$ 1,600,619

(1) Percentage reflects rounding, the actual payout percentage was 140.71375%.

Long-Term Incentives

2022 Long-Term Incentive Program

The 2022 Long-Term Incentive Program (2022 LTIP) links pay and performance by providing management employees with a compensation opportunity that aligns the interests of management and shareholders, with a large portion contingent upon Delta's financial, customer service and stock price performance over a three-year period. The performance measures and goals are the same for the Chief Executive Officer, the other named executive officers and, as applicable, all other participants in this program.

The 2022 LTIP target awards are the largest component of each executive officer's compensation opportunity. The Personnel & Compensation Committee determined the target award opportunities so each participant's total direct compensation opportunity is competitive with the peer group.

The 2022 LTIP awards granted to each named executive officer is summarized in the table below. These award allocations were selected to balance the incentive opportunity among Delta's financial performance relative to other airlines, internal company performance and stock price performance. This mix and the other terms of the 2022 LTIP are intended to balance the performance and retention incentives with the volatility of airline stocks. Because Mr. Bellemare and Mr. Janki joined Delta in 2021, after the onset of the pandemic, their 2022 LTIP mix included restricted stock rather than time-based cash awards, consistent with the award opportunities provided to all 2022 LTIP participants below the executive vice president level.

Named Executive Officer	Performance Restricted Stock Units	Performance Awards	Restricted Stock	Time-Based Cash Award	Total 2022 LTIP Target Award
Mr. Bastian	$5,700,000	$3,700,000	-	$4,600,000	$14,000,000
Mr. Hauenstein	$3,200,000	$2,000,000	-	$2,550,000	$7,750,000
Mr. Bellemare	$1,500,000	$1,500,000	$1,500,000	-	$4,500,000
Mr. Carter	$2,100,000	$1,400,000	-	$1,700,000	$5,200,000
Mr. Janki	$1,500,000	$1,500,000	$1,500,000	-	$4,500,000

Performance Restricted Stock Units

Performance restricted stock units are long-term incentive opportunities payable in Delta stock. The chart to the right shows the range of potential payments of the performance restricted stock units based on Delta's adjusted diluted earnings per share (EPS) recovery relative to the PRSU Industry Group (measured based on each airline's EPS for 2024 versus 2019), as may be adjusted by Delta's absolute EPS performance for 2024. Performance restricted stock units are eligible for dividend equivalents, but none will become payable until such time as the applicable performance criteria are met and the award vests. Any payouts under this award will occur in 2025.



Ranking vs. PRSU Industry Group[1]

#1 200% / 250% / 300%
#2 150% / 200% / 250%
#3 50% / 100% / 150%
#4 0% / 50% / 100%

● Absolute EPS ≤$5.61 EPS (-50% Adjustment)
● Absolute EPS at Target
● Absolute EPS ≥$7.32 EPS (+50% Adjustment)

(1) The PRSU Industry Group consists of: American Airlines, Southwest Airlines and United Airlines.

Performance Awards

Performance awards are long-term incentive opportunities payable in cash. The following chart shows the range of potential payments of the performance awards based on three performance measures over the three-year period ending December 31, 2024. Any payouts under this award will occur in 2025.

2022 LTIP



PERFORMANCE LEVELS

Performance Measure	Performance Measure Weighting	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)
Total Revenue per Available Seat Mile (TRASM) performance relative to the Industry Group's TRASM performance[1]	33%	108%	110% – 113%	114%
Customer Service Performance (Net Promoter Score)	33% Domestic	49	52– 54	57
Cumulative Free Cash Flow	33%	$2.0 billion	$4.0 billion – $6.0 billion	$7.0 billion

(1) For purposes of the Performance Awards, the Industry Group consists of: Alaska Airlines, American Airlines, JetBlue Airways, Southwest Airlines and United Airlines.

Time-Based Restricted Stock

The 2022 LTIP provides that restricted stock will vest in three equal installments on each of February 1, 2023, February 1, 2024 and February 1, 2025, subject to forfeiture in certain circumstances. The value of an individual's restricted stock award will depend on the price of Delta stock when the award vests. Restricted stock is eligible for dividends, but dividends will not become payable until the restrictions on the underlying stock lapse.

Time-Based Cash Award

The time-based cash awards under the 2022 LTIP will vest and become payable on May 31, 2023, subject to forfeiture in certain circumstances.

The 2020 Long-Term Incentive Program Payouts

In 2020, the Personnel & Compensation Committee granted Mr. Bastian, Mr. Hauenstein and Mr. Carter performance awards under the 2020 Long-Term Incentive Program (2020 LTIP). We reported these award opportunities in our 2021 proxy statement.

The performance awards were denominated in cash but paid in shares of Delta stock to the named executive officers. The payout of these award opportunities is based on the total revenue per available seat mile (TRASM) relative to the performance of an industry peer group, Delta's customer service performance, return on invested capital and cumulative free cash flow, with payouts potentially increased or decreased based on the company's total shareholder return relative to all other S&P 500 companies over the three-year performance period ended December 31, 2022.

Summarized in the chart below are the performance results certified by the Personnel & Compensation Committee for the performance awards under the 2020 LTIP and the resulting percentage of target award opportunity earned:

2020 LTIP PAYOUT



Performance Measure	Performance Measure Weighting	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Actual	Percentage of Target Achieved(1)
Total Revenue per Available Seat Mile	25%	108.0%	110.0%	112.0%	Actual: 116.1%	50.00%
Customer Service Performance (Net Promoter Score)	25%					
Domestic	12.5%	+0.0 percentage points	+1.5 percentage points	+2.5 percentage points or higher	Actual: +9.7	25.00%
Trans-Atlantic	6.25%	+0.0 percentage points	+1.5 percentage points	+2.5 percentage points or higher	Actual: +1.0	5.21%
Trans-Pacific	3.125%	+0.0 percentage points	+2.0 percentage points	+4.0 percentage points or higher	Actual: +5.4	6.25%
Latin America	3.125%	+0.0 percentage points	+1.5 percentage points	+2.5 percentage points or higher	Actual: +7.8	6.25%
Return on Invested Capital	25%	11.0%	13.0%	15.0% or higher	Actual: -2.6%	0%
Cumulative Free Cash Flow	25%	$10.0 billion	$12.0 billion	$14.0 billion	Actual:-3.0 billion	0%
TSR Performance Modifier		25th percentile	50th percentile	75th percentile or higher	Actual: 4th percentile	-10%
Total Percentage of Target Award Achieved						**82.71%**

(1) This column reflects the percentage of the target award earned after application of the performance measure weightings.

Benefits

The named executive officers participate in the same ongoing retirement plans as our frontline employees, including a defined contribution plan and, for certain officers, a frozen defined benefit pension plan. We do not provide any supplemental executive retirement plans or deferred compensation plans. The named executive officers also receive the same health and welfare benefits provided to all Delta employees, except for basic life insurance coverage, which all other employees receive and our officers do not. In addition, Delta requires officers to regularly complete a comprehensive physical examination. Delta pays the cost of this examination. Every domestic full-time Delta employee is eligible for a free physical under the company's health plans. Other than eligibility for flight benefits (for the executive officer, immediate family members and other designees and, in certain circumstances, the executive officer's surviving spouse), Delta provides no perquisites to any of our officers. Delta provides certain flight benefits to all employees and eligible retirees and survivors. These benefits are a low-cost, highly valued tool for attracting and retaining talent and are consistent with industry practice. See the Summary Compensation Table and the related footnotes beginning on page 40 for information regarding benefits received in 2022 by the named executive officers.

Risk Assessment

The Personnel & Compensation Committee requested its consultant, FW Cook conduct a risk assessment of Delta's executive compensation program. Based on this review, FW Cook determined that the executive compensation program does not encourage unnecessary risk-taking, and the Personnel & Compensation Committee and company management agree with this assessment. The Personnel & Compensation Committee notes the executive compensation program includes: (1) a compensation clawback policy for officers; (2) stock ownership and retention guidelines for executive officers; (3) incentive compensation capped at specified levels; (4) an emphasis on longer-term compensation; (5) use of multiple performance measures, both annual and long-term; and (6) an anti-hedging and anti-pledging policy for all employees. These features are designed to align the interests of executives with preserving and enhancing shareholder value.

Executive Compensation Policies

The Personnel & Compensation Committee monitors the continuing dialogue among corporate governance experts, securities regulators and related parties regarding best practices for executive compensation. Delta's executive compensation policies, described below, are consistent with our executive compensation philosophy, align with shareholder interests and foster responsible behavior.

Clawback Policy

The compensation clawback policy holds officers accountable in the event of wrongful conduct. Under this policy, if the Personnel & Compensation Committee determines an officer has engaged in fraud or misconduct that requires a restatement of Delta's financial statements, the Personnel & Compensation Committee may recover all incentive compensation awarded to or earned by the officer for fiscal periods materially affected by the restatement. For this purpose, incentive compensation includes annual and long-term incentive awards and all forms of equity compensation. The Personnel & Compensation Committee continues to monitor the compensation clawback policy to ensure that it is consistent with applicable laws and will review and modify the policy as necessary to reflect the final NYSE listing standards regarding the recoupment of incentive compensation.

Stock Ownership Guidelines

Under Delta's rigorous stock ownership guidelines, executive officers are required to own a substantial number of shares of Delta stock as indicated in the following table:

	Shares Equal to a Multiple of Base Salary	OR	Shares
Chief Executive Officer	8x		400,000
President	6x		200,000
Executive Vice Presidents	4x		150,000

Executive officers must achieve the applicable ownership level within five years of the date they become subject to the guidelines. Each executive officer must hold at least 50% of all net shares received through restricted stock vesting or realized through stock option exercises until the applicable stock ownership guideline is achieved. For this purpose, "net shares" means all shares retained after applicable withholding of any shares for tax purposes. Stock ownership does not include shares an executive officer has the right to acquire through the exercise of stock options. In December 2022, the Board of Directors amended the guidelines to clarify that stock ownership does not include awards of performance restricted stock units not yet paid. The stock ownership of our executive officers is measured based on the three-month average of the closing price of Delta stock on the NYSE. As of December 31, 2022, all of the named executive officers exceeded their required stock ownership levels.

Equity Award Grant Policy

Delta's equity award grant policy provides objective, standardized criteria for the timing, practices and procedures used in granting equity awards. Under this policy, the Personnel & Compensation Committee will consider approval of annual equity awards for management employees in the first quarter of the calendar year. Once approved, the grant date of these awards will be the later of (1) the date the Personnel & Compensation Committee approves the awards and (2) the third business day following the date on which Delta publicly announces its financial results for the most recently completed fiscal year. Equity awards for new hires, promotions or other off-cycle grants may be approved as appropriate and, once approved, these awards will be made on the later of (1) the date on which the grant is approved and (2) the third business day following the date on which Delta publicly announces its quarterly or annual financial results if this date is in the same month as the grant.

Anti-Hedging and Anti-Pledging Policy

Under Delta's insider trading policy, employees and Board members are prohibited from engaging in transactions in Delta securities involving publicly traded options, short sales and hedging transactions because they may create the appearance of unlawful insider trading and, in certain circumstances, present a conflict of interest. In addition, employees and Board members are prohibited from holding Delta securities in a margin account or otherwise pledging Delta securities as collateral for a loan.

Compensation for Mr. Bastian

The Personnel & Compensation Committee evaluates Mr. Bastian's performance and makes compensation decisions based on his delivery of the Flight Plan and his progress toward meeting Delta's long-term business strategies. Delta entered 2022 with significant tailwinds at our back, including returning to profitability for the second half of 2021. Under Mr. Bastian's leadership this momentum continued, culminating in Delta returning to full year profitability in 2022, enabling us to pay over $560 million in Profit Sharing to our people, while also advancing the company's future success by leveraging our global relationships, upgrading our fleet, continuing our digital transformation journey and prioritizing our company's diversity, equity and inclusion and environmental sustainability efforts.

The Personnel & Compensation Committee recognized Mr. Bastian's performance by increasing his target award opportunity under the 2022 LTIP to $14 million. This change is consistent with our pay for performance philosophy and provides incentive for him to focus on long-term improvements in company performance that will lead to greater shareholder value. The actual payout Mr. Bastian realizes on his 2022 LTIP will in large part depend upon achievement of the plan's performance measures and stock price performance over the three-year performance period ending December 31, 2024.

See the Summary Compensation Table and the related footnotes beginning on page 40 for additional information about Mr. Bastian's compensation.

Post-Employment Compensation

Our executive officers do not have employment contracts, supplemental executive retirement plans, deferred compensation plans or change in control agreements. They are eligible to receive certain benefits in the event of specified terminations of employment, including as a consequence of a change in control. The Personnel & Compensation Committee believes these provisions strengthen the alignment of the executives'

compensation with future company performance. The severance benefits and the forfeiture provisions under our long-term incentive programs for the named executive officers are described in "Post-Employment Compensation—Potential Post-Employment Benefits upon Termination or Change in Control" beginning on page 46.

Tax and Accounting Impact and Policy

The financial and tax consequences to Delta of the executive compensation program are important considerations for the Personnel & Compensation Committee when analyzing the overall design and mix of compensation. The Personnel & Compensation Committee seeks to balance an effective compensation program with an appropriate impact on reported earnings and other financial measures.

Internal Revenue Code Section 162(m) limits deductions for certain compensation to any covered executive to $1 million per

year, including performance-based compensation. The inclusion of performance-based awards in the annual limit has not altered the Personnel & Compensation Committee's commitment in this area because pay for performance is a foundational principle of our executive compensation philosophy.

Equity awards granted under our executive compensation program are expensed in accordance with Statement of Financial Accounting Standards Codification Topic 718, Stock Compensation.

Compensation Committee Report

The Personnel & Compensation Committee has reviewed and discussed with Delta management the Compensation Discussion and Analysis and, based on such review and discussion, the Personnel & Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

THE PERSONNEL & COMPENSATION COMMITTEE

Sergio A. L. Rial, *Chair*
Francis S. Blake
Greg Creed
Jeanne P. Jackson
George N. Mattson
David S. Taylor (member of the Personnel & Compensation Committee until April 20, 2022)
Kathy N. Waller

Executive Compensation Tables

The table below contains information about the compensation of the following named executive officers during 2022: (1) Mr. Bastian, Delta's principal executive officer; (2) Mr. Janki, Delta's principal financial officer; and (3) Mr. Hauenstein, Mr. Bellemare and Mr. Carter, who were Delta's three other most highly compensated executive officers on December 31, 2022.

Summary Compensation Table

Name	Year	Salary ($)	Bonus ($)	Signing Bonus ($)	Stock Awards ($)[(1)(2)(3)]	Option Awards ($)[(1)]	Non-Equity Incentive Plan Compensation ($)[(4)]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[(5)]	All Other Compensation ($)[(6)]	Total ($)[(7)]
Edward H. Bastian Chief Executive Officer	2022	950,000	-	-	5,700,012	-	2,673,562	0	282,813	9,606,387
	2021	950,000	-	-	4,125,186	4,125,062	3,038,542	0	121,630	12,360,420
	2020	237,500	-	-	8,375,245	4,125,054	-	17,726	378,487	13,134,012
Glen W. Hauenstein President	2022	700,000	-	-	3,200,168	-	1,723,744	-	190,645	5,814,557
	2021	700,000	-	-	2,227,680	2,227,583	1,827,375	-	77,212	7,059,850
	2020	437,500	-	-	4,522,809	2,227,547	-	-	267,253	7,455,109
Alain M. Bellemare Executive Vice President & President - International	2022	650,000	-	-	3,000,076	-	1,371,959	-	146,180	5,168,215
	2021	609,375	-	1,000,000	4,665,548	1,125,032	1,362,809	-	56,755	8,819,519
Peter W. Carter Executive Vice President - External Affairs	2022	550,000	-	-	2,100,097	-	1,160,889	-	142,045	3,953,030
	2021	550,000	-	-	2,697,084	775,092	1,121,929	-	74,932	5,219,037
	2020	343,750	-	-	2,325,177	775,037	-	-	174,086	3,618,050
Daniel C. Janki Executive Vice President & Chief Financial Officer	2022	650,000	-	-	3,000,076	-	1,600,619	-	164,828	5,415,523
	2021	307,765	-	1,500,000	6,114,459	1,125,120	1,572,281	-	32,776	10,652,401

(1) The amounts in the "Stock Awards" and "Option Awards" columns do not represent amounts the named executive officers received or are entitled to receive. Rather, the reported amounts represent the aggregate fair value of awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation (FASB ASC Topic 718) on the applicable grant date or, if earlier, the service inception date. The reported amounts do not reflect the risk the stock and option awards may be forfeited in certain circumstances and for awards that are subject to performance conditions, the risk there is no payout because the performance conditions are not met.

   The reported amounts for 2022, 2021 and 2020 in the "Stock Awards" and "Option Awards" columns primarily reflect, as applicable, award opportunities under Delta's long-term incentive programs. For additional information, see footnotes 2 and 3 below. Delta did not grant stock options to any named executive officer in 2022.

(2) The 2022 Long-Term Incentive Program (2022 LTIP) provides our executive officers with a long-term incentive opportunity consisting of performance restricted stock units, cash-settled performance awards and, as applicable, time-based restricted stock or cash awards. See "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives" on page 35 for details about the 2022 LTIP.

   The reported amounts for 2022 in the "Stock Awards" column include the fair value of the performance restricted stock units and, for Mr. Bellemare and Mr. Janki, restricted stock, under the 2022 LTIP, computed in accordance with FASB ASC Topic 718 based on the closing price of Delta common stock on February 9, 2022, the date the 2022 LTIP awards became effective for the named executive officers.

(3) For awards in the "Stock Awards" column that are subject to performance conditions, the fair value is computed in accordance with FASB ASC Topic 718 based on the probable outcome of the performance conditions as of the applicable grant date or, if earlier, the service inception date. For these purposes, the fair value of the performance restricted stock units under the 2022 LTIP is computed based on performance at the target level.

   If the performance restricted stock units were assumed to pay out at the maximum level, the aggregate fair value of such awards, which does not include the other components of the 2022 LTIP, for the named executive officers would be as follows:

Name	2022 ($)
Edward H. Bastian	17,100,036
Glen W. Hauenstein	9,600,505
Alain M. Bellemare	4,500,113
Peter W. Carter	6,300,290
Daniel C. Janki	4,500,113

(4) The reported amounts reflect awards earned under the 2022 Management Incentive Plan (MIP), which provides our executive officers with an annual incentive opportunity based on the achievement of pre-established performance measures. See "Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive" on page 34 for details about the 2022 MIP.

(5) The reported amount for 2022 reflects the aggregate change in the actuarial present value for Mr. Bastian's accumulated benefits under the frozen Delta Retirement Plan measured from December 31, 2021 to December 31, 2022. For this period, the actuarial present value of the accumulated benefits decreased by $81,372. The other named executive officers are not participants in this plan. See "Post-Employment Compensation—Defined Benefit Pension Benefits" on page 45 for a description of this plan, including its eligibility requirements.

(6) The reported amounts of all other compensation for 2022 include the following items:

Name	Contributions to Qualified Defined Contribution Plan ($)[a]	Payment due to IRS limits to Qualified Plan ($)[b]	Reimbursement of Taxes ($)[c]	Perquisites and Other Benefits ($)[d]
Edward H. Bastian	27,450	218,363	20,702	16,298
Glen W. Hauenstein	27,450	138,909	11,337	12,949
Alain M. Bellemare	27,450	108,174	10,556	
Peter W. Carter	27,450	91,659	12,774	10,162
Daniel C. Janki	27,450	127,027	10,351	

(a) Represents Delta's contributions to the Delta 401(k) Retirement Plan, a broad-based tax qualified defined contribution plan, based on the same fixed and matching contribution formula applicable to all participants in this plan.

(b) Represents amounts paid directly to the named executive officer that Delta would have contributed to the officer's account under the Delta 401(k) Retirement Plan absent limits applicable to such plans under the Internal Revenue Code. These payments are based on the same fixed and matching contribution formula applicable to all participants in this plan and are available to any plan participant affected by such limits.

(c) Represents tax reimbursements for flight benefits as described below.

(d) The amounts consist of an annual physical examination for officers and flight benefits as described below. Mr. Bellemare and Mr. Janki did not receive perquisites or other personal benefits with a total incremental cost of $10,000 or more, the threshold for reporting under SEC rules. From time to time, the named executive officers attend events sponsored by Delta at no incremental cost to Delta.

As is common in the airline industry, Delta provides complimentary travel and certain Delta Sky Club® privileges for named executive officers; the officer's spouse, domestic partner or designated companion; the officer's children and parents; and, to a limited extent, other persons designated by the officer. Complimentary travel for such other persons is limited to an aggregate imputed value of $35,000 per year for the Chief Executive Officer and President and $15,000 per year for Executive Vice Presidents. Delta reimburses the officer for associated taxes on complimentary travel with an imputed tax value of up to $40,000 per year for the Chief Executive Officer and President and $20,000 per year for Executive Vice Presidents. Unused portions of the annual allowances described in the previous two sentences accumulate and may be carried into succeeding years during employment. Complimentary travel is provided to the surviving spouse or domestic partner of eligible officers after the eligible officer's death. Delta will not reimburse surviving spouses or domestic partners for associated taxes on complimentary travel under the survivor travel benefit. Delta's incremental cost of providing flight benefits includes incremental fuel expense and the incremental cost on a flight segment basis for customer service expenses such as meals, onboard expenses, baggage handling, insurance, airport security and aircraft cleaning.

(7) The amount in the "Total" column for each named executive officer represents the sum of the amounts in all the other columns. As discussed in footnote (1) above, the amounts in the "Stock Awards" and "Option Awards" columns do not represent amounts the named executive officers received or are entitled to receive. Rather, these amounts represent the aggregate fair value of awards computed in accordance with FASB ASC Topic 718 on the applicable grant date or, if earlier, the service inception date. The amounts do not reflect the risk the awards may be forfeited in certain circumstances and, for awards that are subject to performance conditions, the risk there is no payout because the performance conditions are not met.

Grants of Plan-Based Awards Table

The following table provides information about annual and long-term award opportunities granted to the named executive officers during 2022 under the 2022 MIP and the 2022 LTIP. These award opportunities are described in the "Compensation Discussion and Analysis" section of this proxy statement under "Elements of Compensation—Annual Incentive" and "Elements of Compensation—Long-Term Incentives" beginning on page 34.

Name/Type of Award	Grant Date[1]	Date of Personnel & Compensation Committee or Board Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	Grant Date Fair Value of Stock Awards ($)[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Edward H. Bastian										
2022 MIP	1/1/2022	2/9/2022	950,000	1,900,000	3,800,000					
2022 LTIP - Performance Award	2/9/2022	2/9/2022	1,850,000	3,700,000	7,400,000					
2022 LTIP - Performance Restricted Stock Units	2/9/2022	2/9/2022				64,950	129,900	389,700		5,700,012
Glen W. Hauenstein										
2022 MIP	1/1/2022	2/9/2022	612,500	1,225,000	2,450,000					
2022 LTIP - Performance Award	2/9/2022	2/9/2022	1,000,000	2,000,000	4,000,000					
2022 LTIP - Performance Restricted Stock Units	2/9/2022	2/9/2022				36,465	72,930	218,790		3,200,168
Alain M. Bellemare										
2022 MIP	1/1/2022	2/9/2022	487,500	975,000	1,950,000					
2022 LTIP - Performance Award	2/9/2022	2/9/2022	750,000	1,500,000	3,000,000					
2022 LTIP - Performance Restricted Stock Units	2/9/2022	2/9/2022				17,093	34,185	102,555		1,500,038
2022 LTIP - Restricted Stock	2/9/2022	2/9/2022							34,185	1,500,038
Peter W. Carter										
2022 MIP	1/1/2022	2/9/2022	412,500	825,000	1,650,000					
2022 LTIP - Performance Award	2/9/2022	2/9/2022	700,000	1,400,000	2,800,000					
2022 LTIP - Performance Restricted Stock Units	2/9/2022	2/9/2022				23,930	47,860	143,580		2,100,097
Daniel C. Janki										
2022 MIP	1/1/2022	2/9/2022	568,750	1,137,500	2,275,000					
2022 LTIP - Performance Award	2/9/2022	2/9/2022	750,000	1,500,000	3,000,000					
2022 LTIP - Performance Restricted Stock Units	2/9/2022	2/9/2022				17,093	34,185	102,555		1,500,038
2022 LTIP - Restricted Stock	2/9/2022	2/9/2022							34,185	1,500,038

(1) For purposes of this column, the grant date for the 2022 MIP is the date the performance period began. The grant date for the 2022 LTIP is the grant date or, if earlier, the service inception date determined under FASB ASC Topic 718.

(2) These columns show the annual award opportunities under the 2022 MIP and the long-term award opportunities under the performance award component of the 2022 LTIP. For additional information about the 2022 MIP, see "Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive" on page 34. For additional information about this component of the 2022 LTIP, see "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives" beginning on page 35.

(3) These columns show the long-term award opportunities under the performance restricted stock units component of the 2022 LTIP. For additional information about this component of the 2022 LTIP, see footnotes 2 and 3 to the Summary Compensation Table and "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives" beginning on page 35.

(4) This column shows the restricted stock component of the 2022 LTIP.

(5) The amounts in this column do not represent amounts the named executive officers received or are entitled to receive. Rather, the reported amounts represent the fair value of the awards computed in accordance with FASB ASC Topic 718 on the applicable grant date or, if earlier, the service inception date. The amounts do not reflect the risk that the awards may be forfeited in certain circumstances and, for awards that are subject to performance conditions, the risk there is no payout because the performance conditions are not met.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding the outstanding equity awards on December 31, 2022 for each of the named executive officers.

		Option Awards					Stock Awards			
Name	Grant Date [1]	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)[2]	Option Exercise Price ($)[3]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
Edward H. Bastian										
2020 LTIP - Restricted Stock	2/5/2020	-	-	-	-	-	23,350	767,281	-	-
2021 LTIP - Restricted Stock	2/3/2021	-	-	-	-	-	51,850	1,703,791	-	-
2022 LTIP - Performance Restricted Stock Units	2/9/2022	-	-	-	-	-	-	-	129,900	4,268,514
2014 LTIP - Performance Stock Options	2/6/2014	71,840	-	-	30.89	2/5/2024	-	-	-	-
2015 LTIP - Performance Stock Options	2/5/2015	91,710	-	-	46.14	2/4/2025	-	-	-	-
2016 LTIP - Performance Stock Options	2/2/2016	173,230	-	-	43.61	2/1/2026	-	-	-	-
2017 LTIP - Performance Stock Options	2/9/2017	206,510	-	-	49.33	2/8/2027	-	-	-	-
2018 LTIP - Performance Stock Options	2/8/2018	307,040	-	-	51.23	2/7/2028	-	-	-	-
2019 LTIP - Performance Stock Options	2/6/2019	381,600	-	-	50.52	2/5/2029	-	-	-	-
2020 LTIP - Performance Stock Options	2/5/2020	246,640	123,320	-	58.89	2/4/2030	-	-	-	-
2021 LTIP - Stock Options	2/3/2021	83,184	166,366	-	39.78	2/2/2031	-	-	-	-
Glen W. Hauenstein										
2020 LTIP - Restricted Stock	2/5/2020	-	-	-	-	-	12,610	414,365	-	-
2021 LTIP - Restricted Stock	2/3/2021	-	-	-	-	-	28,000	920,080	-	-
2022 LTIP - Performance Restricted Stock Units	2/9/2022	-	-	-	-	-	-	-	72,930	2,396,480
2017 LTIP - Performance Stock Options	2/9/2017	123,910	-	-	49.33	2/8/2027	-	-	-	-
2018 LTIP - Performance Stock Options	2/8/2018	160,200	-	-	51.23	2/7/2028	-	-	-	-
2019 LTIP - Performance Stock Options	2/6/2019	206,060	-	-	50.52	2/5/2029	-	-	-	-
2020 LTIP- Performance Stock Options	2/5/2020	133,187	66,593	-	58.89	2/4/2030	-	-	-	-
2021 LTIP - Stock Options	2/3/2021	44,920	89,840	-	39.78	2/2/2031	-	-	-	-
Alain M. Bellemare										
2021 - Restricted Stock	1/25/2021	-	-	-	-	-	51,420	1,689,661	-	-
2021 LTIP - Restricted Stock	2/3/2021	-	-	-	-	-	20,930	687,760	-	-
2022 LTIP - Restricted Stock	2/9/2022	-	-	-	-	-	34,185	1,123,319		
2022 LTIP - Performance Restricted Stock Units	2/9/2022	-	-	-	-	-	-	-	34,185	1,123,319
2021 LTIP - Stock Options	2/3/2021	22,687	45,373		39.78	2/2/2031	-	-	-	-

Name	Grant Date [(1)]	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) [(2)]	Option Exercise Price ($) [(3)]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) [(4)]	Market Value of Shares or Units of Stock That Have Not Vested ($) [(5)]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [(6)]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [(6)]
Peter W. Carter										
2020 LTIP - Restricted Stock	2/5/2020	-	-	-	-	-	6,493	213,360	-	-
2021 LTIP - Restricted Stock	2/3/2021	-	-	-	-	-	33,900	1,113,954	-	-
2022 LTIP - Performance Restricted Stock Units	2/9/2022	-	-	-	-	-	-	-	47,860	1,572,680
2017 LTIP - Performance Stock Options	2/9/2017	39,900	-	-	49.33	2/8/2027	-	-	-	-
2018 LTIP - Performance Stock Options	2/8/2018	51,580	-	-	51.23	2/7/2028	-	-	-	-
2019 LTIP - Performance Stock Options	2/6/2019	64,760	-	-	50.52	2/5/2029	-	-	-	-
2020 LTIP - Performance Stock Options	2/5/2020	46,340	23,170	-	58.89	2/4/2030	-	-	-	-
2021 LTIP - Stock Options	2/3/2021	15,630	31,260	-	39.78	2/2/2031	-	-	-	-
Daniel C. Janki										
2021 - Restricted Stock	7/19/2021	-	-	-	-	-	77,806	2,556,705	-	-
2021 LTIP - Restricted Stock	7/19/2021	-	-	-	-	-	20,930	687,760	-	-
2022 LTIP - Restricted Stock	2/9/2022	-	-	-	-	-	34,185	1,123,319	-	-
2022 LTIP - Performance Restricted Stock Units	2/9/2022	-	-	-	-	-	-	-	34,185	1,123,319
2021 LTIP - Stock Options	7/19/2021	24,577	49,153	-	38.56	7/18/2031	-	-	-	-

(1) For purposes of this column, the grant date for the awards is the grant date or, if earlier, the service inception date determined under FASB ASC Topic 718.

(2) The 2020 LTIP Performance Stock Options vest as follows: 2/3 on February 9, 2022, and 1/3 on February 1, 2023.

The 2021 LTIP Stock Options vest in equal installments on February 1, 2022, 2023 and 2024.

(3) The exercise price of the stock options is the closing price of Delta common stock on the NYSE on the applicable grant date.

(4) These shares of restricted stock vest as follows:

2020 LTIP: In equal installments on February 1, 2021, 2022 and 2023.

2021 Restricted Stock grant to Mr. Bellemare. In equal installments on January 25, 2022, 2023 and 2024.

2021 LTIP: 1/2 on February 1, 2022 and 1/4 on February 1, 2023 and 2024.

2021 Restricted Stock grant to Mr. Janki: In equal installments on July 12, 2022, 2023 and 2024.

2022 LTIP: In equal installments on February 1, 2023, 2024 and 2025.

Restricted stock is subject to forfeiture in certain circumstances.

(5) The amounts in this column for the market value of restricted stock are based on the $32.86 closing price of Delta common stock on the NYSE on December 30, 2022.

(6) The number of performance restricted stock units and their payout amount, if any, will be determined based on the achievement of pre-established performance measures for the three-year performance period ending December 31, 2024. The amounts in the column for the market value of performance restricted stock units are based on the $32.86 closing price of Delta common stock on the NYSE on December 30, 2022, and assumes performance at the target level. These awards are subject to forfeiture in certain circumstances and may not pay out if their performance conditions are not met.

Option Exercises and Stock Vested Table

The following table provides information regarding the exercise of stock options and the vesting of stock for the named executive officers in 2022.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Edward H. Bastian	-	-	191,546	7,662,115
Glen W. Hauenstein	-	-	103,438	4,137,670
Alain M. Bellemare	-	-	46,640	1,842,947
Peter W. Carter	-	-	73,419	2,939,693
Daniel C. Janki	-	-	59,834	2,056,981

(1) The value realized on vesting is based on the closing price of Delta common stock on the NYSE on the applicable vesting date. These amounts represent the vesting of award opportunities granted in 2019, 2020 and 2021.

Post-Employment Compensation

Defined Benefit Pension Benefits

The Delta Retirement Plan (Retirement Plan) is a broad-based, non-contributory qualified defined benefit pension plan for Delta's ground and flight attendant employees. To participate in the Retirement Plan, an employee must have completed 12 months of service before the plan was frozen on December 31, 2005. As a result, Mr. Bastian is eligible to participate in the Retirement Plan, but the other named executive officers are not. We do not offer any supplemental executive retirement plans or deferred compensation plans to the named executive officers.

Eligible ground and flight attendant employees hired (or rehired) on or before July 1, 2003, receive Retirement Plan benefits based on a final average earnings (FAE) formula. Effective July 1, 2003, the Retirement Plan transitioned to a cash balance plan and benefits for ground and flight attendant employees hired (or rehired) after that date are generally based solely on the cash balance formula. Retirement Plan participants who were employed on July 1, 2003, receive Retirement Plan benefits based on the higher of the FAE and cash balance formulas.

Under the cash balance formula, 6% of a participant's pay (base salary and, if any, eligible annual incentive compensation) was credited annually until January 1, 2006, to a hypothetical account, which is credited with an annual interest credit based on a market rate of interest. Interest credits will continue to be credited annually regardless of the plan's frozen status. At termination of employment, an amount equal to the balance of the participant's cash balance account is payable to the participant, at his or her election, in the form of an immediate or deferred lump sum or equivalent monthly benefit.

Benefits under the FAE formula are based on a participant's (1) final average earnings; (2) years of service prior to January 1, 2006; (3) age when benefit payments begin (but not before age 52); and (4) primary Social Security benefit. Final average earnings are the average of the participant's highest average monthly earnings (base salary and, if any, eligible annual incentive compensation) for the 36 consecutive months in the 120-month period preceding the earlier of termination of employment and January 1, 2006. The monthly retirement benefit at the normal retirement age of 65 equals 60% of the participant's final average earnings, reduced for years of service less than 30 (determined as of December 31, 2005) and by 50% of the participants' primary Social Security benefit (also reduced for less than 30 years of service). Benefits determined under the FAE formula are paid in the form of a monthly annuity.

Pension Benefits Table

The table below shows certain pension benefit information for Mr. Bastian as of December 31, 2022.

Name	Plan Name	Number of Years of Credited Service (as of December 31, 2022)[1]	Present Value of Accumulated Benefits ($)[2]	Payments During Last Fiscal Year
Mr. Bastian[3]	Delta Retirement Plan	6 years, 10 months	FAE Formula: 212,269 Cash Balance Formula: 73,081	0

(1) As discussed above, the Retirement Plan was frozen effective December 31, 2005, and no additional service credit will accrue after that date. All years of service reflected in this column include service until December 31, 2005.

(2) Benefits were calculated using interest rate and mortality rate assumptions consistent with those used in our financial statements (see "Assumptions" in Note 9 of the Notes to the Consolidated Financial Statements in Delta's 2022 Form 10-K). In addition, certain individual data were used in developing these values. Benefits accrued under the FAE formula and the cash balance formula are listed separately. For purposes of the FAE formula benefit, the assumed retirement age is 62. The form of benefit payable under the FAE formula for Mr. Bastian is a single life annuity.

(3) Mr. Bastian resigned from Delta as of April 1, 2005, and rejoined Delta in July 2005. His years of credited service include the 6 years, 5 months of service he had completed as of April 1, 2005. As a result, the portion of his benefit calculated under the FAE formula was determined under the rules applicable to vested employees who terminate their service with Delta prior to early retirement age instead of under the rules applicable to retirees at early retirement age. Accordingly, Mr. Bastian's benefit is smaller than it would have been had he retired at early retirement age. All benefits earned by Mr. Bastian after he rejoined Delta in July 2005 are based solely on the cash balance formula.

Potential Post-Employment Benefits upon Termination or Change in Control

This section describes the potential benefits the named executive officers may receive under certain termination of employment scenarios, including in connection with a change in control, assuming termination of employment on December 31, 2022.

The definitions of "cause," "change in control," "disability," "good reason" and "retirement," as such terms are used in the following sections, are summarized below.

Severance Plan

Officers and director level employees are generally eligible to participate in Delta's Officer and Director Severance Plan (Severance Plan), which may be amended at any time by Delta.

The following chart summarizes the principal benefits the named executive officers are eligible to receive under the Severance Plan.

Name	Termination Without Cause (no Change in Control)[1]	Resignation for Good Reason (no Change in Control)[1]	Termination without Cause or Resignation for Good Reason in Connection with a Change in Control[1][2]
Mr. Bastian	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits[3] continuation › outplacement services	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits continuation › outplacement services	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits continuation › outplacement services
Mr. Hauenstein	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits continuation › outplacement services	› None	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits continuation › outplacement services
Mr. Bellemare, Mr. Carter and Mr. Janki	› 18 months base salary › 150% target MIP › 18 months healthcare benefit and Flight Benefits continuation › outplacement services	› None	› 18 months base salary › 150% target MIP › 18 months healthcare benefit and Flight Benefits continuation › outplacement services

(1) The cash severance amount (base salary plus target MIP) is paid in a lump sum following termination of employment. Outplacement services fees are limited to $5,000.

(2) These benefits apply if the termination of employment occurs during the two-year period after a change in control.

(3) See footnote 6(d) to the Summary Compensation Table on page 41 for a description of Flight Benefits.

To receive benefits under the Severance Plan, participants must enter into a general release of claims against Delta and non-competition, non-solicitation, non-disparagement and confidentiality covenants for the benefit of Delta.

The Severance Plan does not provide for any excise tax gross-ups for benefits received in connection with a change in control. If a participant is entitled to benefits under the Severance Plan in connection with a change in control, the amount of such benefits will be reduced to the statutory safe harbor under Section 4999 of the Internal Revenue Code if this results in a greater after-tax benefit than if the participant paid the excise tax.

Long-Term Incentive Programs

The following chart summarizes the treatment of performance awards, performance restricted stock units, restricted stock, time-based cash awards and stock options awarded, as applicable, under Delta's long-term incentive programs (LTIP) for 2020, 2021 and 2022, and a restricted stock award provided to Mr. Bellemare and Mr. Janki, under various termination of employment scenarios.

Termination Scenario	Award Treatment	
Termination without Cause or Resignation for Good Reason without a Change in Control	Mr. Bastian, Mr. Hauenstein and Mr. Carter	The named executive officer will remain eligible to receive his performance award, performance restricted stock units award and, as applicable, restricted stock award and stock option award pursuant to the same vesting, performance and general payment provisions as if his employment had continued.[1][2] The named executive officer will also receive the immediate vesting of a pro rata portion of his time-based cash award. Any remaining portion will be forfeited.
	Mr. Bellemare and Mr. Janki	The named executive officer will receive a prorated performance award, prorated performance restricted stock units award and, as applicable, a prorated stock option award under the same vesting, performance and general payment provisions as if his employment had continued and the immediate vesting of a pro rata portion of his restricted stock award. Any remaining portions of such awards will be forfeited.
Resignation without Good Reason	Mr. Bastian, Mr. Hauenstein and Mr. Carter	The named executive officer will remain eligible to receive his performance award, performance restricted stock units award and, as applicable, restricted stock award and stock option award pursuant to the same vesting, performance and general payment provisions as if his employment had continued.[1][2] The named executive officer's time-based cash award will be immediately forfeited.
	Mr. Bellemare and Mr. Janki	The named executive officer's performance award, performance restricted stock units award, restricted stock award and, as applicable, stock option award will be immediately forfeited.
Termination due to Retirement	Mr. Bastian, Mr. Hauenstein and Mr. Carter	The named executive officer will remain eligible to receive his performance award, performance restricted stock units award and, as applicable, restricted stock award and stock option award pursuant to the same vesting, performance and general payment provisions as if his employment had continued.[1][2] The named executive officer's time-based cash award will be immediately forfeited.
	Mr. Bellemare and Mr. Janki	The named executive officer will receive a prorated performance award, prorated performance restricted stock units award and, as applicable, a prorated stock option award under the same vesting, performance and general payment provisions as if his employment had continued and the immediate vesting of a pro rata portion of his restricted stock award. Any remaining portions of such awards will be forfeited.
Termination for Cause	The named executive officer's performance award, performance restricted stock units award, and, as applicable, restricted stock award, stock option award and time-based cash award will be immediately forfeited.	
Termination due to Death or Disability	The named executive officer's performance award, performance restricted stock units award, and, as applicable, restricted stock award, stock option award and time-based cash award will immediately vest, with the performance award and performance restricted stock units award paid at the target level.	
Termination without Cause or Resignation for Good Reason with a Change in Control	The named executive officer's performance award, performance restricted stock units award and, as applicable, restricted stock award, stock option award and time-based cash award will immediately vest, with the performance award and performance restricted stock units award paid at the target level.	

(1) In order for the named executive officer to be eligible for this treatment, his termination of employment must have occurred on or after (i) October 1, 2020 under the 2020 LTIP; (ii) October 1, 2021 under the 2021 LTIP; and (iii) October 1, 2022 under the 2022 LTIP. For terminations of employment prior to such dates, the performance awards and the performance restricted stock units, restricted stock and stock option awards granted to the named executive officer under each of the applicable LTIPs would be subject to the same treatment as described for Mr. Bellemare and Mr. Janki.

(2) In consideration for this treatment, these named executive officers entered into award agreements containing enhanced non-competition and non-solicitation covenants for the benefit of Delta. In the event the executive breaches such covenants during the two-year period following employment, he will forfeit any outstanding awards.

Annual Incentive Plan

Delta's 2022 Management Incentive Plan (MIP) generally provides that a participant whose employment with Delta terminates prior to the end of the workday on December 31, 2022 is not eligible for a 2022 MIP payment. If, however, the participant's employment is terminated (1) due to death or disability; (2) due to retirement; or (3) by Delta without cause or for any other reason that would entitle the participant to benefits under the Severance Plan, the participant is eligible for a pro rata 2022 MIP payment based on (a) the number of days during 2022 the participant was employed in a MIP-qualified position and (b) the terms and conditions of the

2022 MIP that would have applied if his or her employment had continued through December 31, 2022.

Triggering Events

As noted above, eligibility for severance benefits and acceleration of the vesting of equity awards are triggered by certain events. The terms "cause," "change in control," "disability," "good reason" and "retirement," as they apply to the named executive officers, are summarized below.

› Cause means, in general, a person's (1) continued, substantial failure to perform his duties with Delta; (2) misconduct which is economically injurious to Delta; (3) conviction of, or plea of guilty or no contest to, a felony or other crime involving moral turpitude, fraud, theft, embezzlement or dishonesty; or (4) material violation of any material Delta policy or rule regarding conduct. A person has ten business days to cure, if curable, any of the events which could lead to a termination for cause. For executive vice presidents or more senior executives, a termination for cause must be approved by a 2/3 vote of the entire Board of Directors.

› Change in control means, in general, the occurrence of any of the following events: (1) any person becomes the beneficial owner of more than 35% of Delta common stock; (2) during a period of 12 consecutive months, the Board of Directors at the beginning of the period and their approved successors cease to constitute a majority of the Board; (3) the consummation of a merger or consolidation involving Delta, other than a merger or consolidation which results in the Delta common stock outstanding immediately before the transaction continuing to represent more than 65% of the Delta common stock outstanding immediately after the transaction; or (4) a sale, lease or other transfer of Delta's assets that have a total gross fair market value greater than 40% of the total gross fair market value of Delta's assets immediately before the transaction.

› Disability means long-term or permanent disability as determined under the applicable Delta disability plan.

› Good reason means, in general, the occurrence of any of the following without a person's written consent: (1) a material diminution of a person's authorities, duties or responsibilities, other than an insubstantial and inadvertent act that is promptly remedied by Delta after written notice by the person; (2) the relocation of a person's office by more than 50 miles; (3) a material reduction in a person's base salary or target annual bonus opportunities, other than pursuant to a uniform percentage salary or target annual bonus reduction for similarly situated persons; or (4) a material breach by Delta of any material term of a person's employment. An event constitutes good reason only if a person gives Delta certain written notice of his intent to resign and Delta does not cure the event within a specified period.

› Retirement means a termination of employment (1) at or after age 52 with ten years of service completed since a person's most recent hire date or (2) on or after the date he or she has completed at least 25 years of service since his or her most recent hire date regardless of age. In addition, for purposes of the Retiree Flight Benefits described below, retirement also means a termination of employment by Delta without cause or for any other reason that would entitle the person to benefits under the Severance Plan if the person is at least age 45 and has at least 10 years of service and such combined age and years of service equal 60 or more.

Post-Employment Flight Benefits

A named executive officer who retires from Delta under the definition of retirement described above may continue to receive Flight Benefits (see footnote 6(d) to the Summary Compensation Table on page 41 for a description of Flight Benefits including survivor travel benefits) during retirement, except the unused portion of the two annual allowances will not accumulate into succeeding years (Retiree Flight Benefits).

Notwithstanding the above, a person who is first elected an officer on or after June 8, 2009, will not receive reimbursement for taxes for Retiree Flight Benefits. Delta also does not provide reimbursement for taxes associated with travel by the surviving spouse or domestic partner of any officer.

In exchange for certain non-competition, non-solicitation, non-disparagement and confidentiality covenants for the benefit of Delta and a general release of claims against Delta, an officer who served in that capacity during the period beginning on the

date Delta entered into the merger agreement with Northwest Airlines and ending on the date the merger occurred, or who joined Delta from Northwest on the date the merger occurred and who had been a Northwest officer on the date Delta entered into the merger agreement, will receive, on his termination of employment (other than by death or by Delta for cause), a vested right to Retiree Flight Benefits, regardless of the officer's age and years of service at his termination of employment.

A named executive officer who (1) does not meet the definition of retirement and (2) becomes eligible for benefits under the Severance Plan will receive an allotment of 32 one-way positive-space flight passes after the expiration of the Flight Benefits provided under the Severance Plan. This allotment will continue until the fifth anniversary of the named executive officer's severance date or, if the officer has less than five years of service with Delta, the number of months the officer was employed with Delta.

Table Regarding Potential Post-Employment Benefits upon Termination or Change in Control

The following table describes the termination benefits for each named executive officer, assuming termination of employment on December 31, 2022. Also included is a row that describes the benefits, if any, each named executive officer would have received in connection with a change in control (CIC). Further, because termination is deemed to occur at the end of the workday on December 31, 2022, the named executive officer would have earned his 2022 MIP award and, as applicable, the performance award under the 2020 LTIP, to the extent otherwise payable. Accordingly, these awards are unrelated to the termination of employment.

We have not included in this section any benefit that is available generally to all employees on a non-discriminatory basis such as payment of retirement, disability and death benefits. See "Defined Benefit Pension Benefits" on page 45, for a discussion of the benefits accrued for eligible named executive officers under the Delta Retirement Plan. On December 31, 2022, only Mr. Bastian and Mr. Hauenstein were eligible to retire under the definition of retirement described above. The other named executive officers are not eligible to retire under these requirements and, therefore, are not eligible for any retirement-related compensation or benefits.

| | | | Equity/Long-Term Non-Equity Incentive/Cash Awards ($) | | | | | |
Name	Termination Scenario	Severance Payment ($)[1]	Performance Restricted Stock Units[2]	Performance Awards[3]	Stock Options[4]	Restricted Stock[5]	Time-Based Cash Awards[6]	Other Benefits ($)[7]
Mr. Bastian	Without Cause	5,700,000	4,268,514	7,790,625	-	2,471,072	3,680,000	620,387
	Resignation for Good Reason	5,700,000	4,268,514	7,790,625	-	2,471,072	3,680,000	620,687
	For Cause	-	-	-	-	-	-	-
	Resignation without Good Reason	-	4,268,514	7,790,625	-	2,471,072	-	586,299
	Retirement	-	4,268,514	7,790,625	-	2,471,072	-	586,299
	Death	-	4,268,514	7,790,625	-	2,471,072	4,600,000	-
	Disability	-	4,268,514	7,790,625	-	2,471,072	4,600,000	586,299
	CIC – Termination without Cause/Resignation for Good Reason	5,700,000	4,268,514	7,790,625	-	2,471,072	4,600,000	620,387
Mr. Hauenstein	Without Cause	3,850,000	2,396,480	4,208,938	-	1,334,445	2,040,000	446,511
	Resignation for Good Reason	-	2,396,480	4,208,938	-	1,334,445	2,040,000	419,995
	For Cause	-	-	-	-	-	-	-
	Resignation without Good Reason	-	2,396,480	4,208,938		1,334,445	-	419,995
	Retirement	-	2,396,480	4,208,938	-	1,334,445	-	419,995
	Death	-	2,396,480	4,208,938	-	1,334,445	2,550,000	-
	Disability	-	2,396,480	4,208,938	-	1,334,445	2,550,000	419,995
	CIC – Termination without Cause/Resignation for Good Reason	3,850,000	2,396,480	4,208,938		1,334,445	2,550,000	446,511
Mr. Bellemare	Without Cause	2,437,500	374,440	1,597,250	-	2,586,608	-	78,829
	Resignation for Good Reason	-	374,440	1,597,250	-	2,586,608	-	-
	For Cause	-	-	-	-	-	-	-
	Resignation without Good Reason	-		-	-	-	-	-
	Death	-	1,123,319	3,145,875	-	3,500,740	-	-
	Disability	-	1,123,319	3,145,875	-	3,500,740	-	-
	CIC – Termination without Cause/Resignation for Good Reason	2,437,500	1,123,319	3,145,875	-	3,500,740	-	78,829
Mr. Carter	Without Cause	2,062,500	1,572,680	2,533,825	-	1,327,314	1,360,000	133,916
	Resignation for Good Reason	-	1,572,680	2,533,825	-	1,327,314	1,360,000	-
	For Cause	-		-	-	-	-	-
	Resignation without Good Reason	-	1,572,680	2,533,825	-	1,327,314	-	-
	Death	-	1,572,680	2,533,825	-	1,327,314	1,700,000	-
	Disability	-	1,572,680	2,533,825	-	1,327,314	1,700,000	-
	CIC – Termination without Cause/Resignation for Good Reason	2,062,500	1,572,680	2,533,825	-	1,327,314	1,700,000	133,916

| Name | Termination Scenario | Severance Payment ($)[1] | Equity/Long-Term Non-Equity Incentive/Cash Awards ($) | | | | | Other Benefits ($)[7] |
			Performance Restricted Stock Units[2]	Performance Awards[3]	Stock Options[4]	Restricted Stock[5]	Time-Based Cash Awards[6]	
Mr. Janki	Without Cause	2,681,250	374,400	1,597,250	-	2,657,158	-	92,891
	Resignation for Good Reason	-	374,400	1,597,250	-	2,657,158	-	-
	For Cause	-		-	-	-	-	-
	Resignation without Good Reason	-		-	-	-	-	-
	Disability	-	1,123,319	3,145,875	-	4,367,784	-	-
	Death	-	1,123,319	3,145,875	-	4,367,784	-	-
	CIC – Termination without Cause/Resignation for Good Reason	2,681,250	1,123,319	3,145,875	-	4,367,784	-	92,981

(1) The severance payment, if applicable, represents the following for each named executive officer: (i) Mr. Bastian: 24 months of base salary and 200% of his MIP target award, which is 200% of his base salary; (ii) Mr. Hauenstein: 24 months of base salary and 200% of his MIP target award, which is 175% of his base salary; (iii) Mr. Bellemare: 18 months of base salary and 150% of his MIP target award, which is 150% of his base salary; (iv) Mr. Carter: 18 months of base salary and 150% of his MIP target award, which is 150% of his base salary; and (v) Mr. Janki: 18 months of base salary and 150% of his MIP target award, which is 175% of his base salary.

(2) The value of the performance restricted stock units in the table is based on the $32.86 closing price of Delta common stock on the NYSE on December 30, 2022, and assumes performance at the target level.

(3) The value of the performance awards (except with respect to the portion of the 2021 LTIP attributable to the 2021 performance period) in the table is based on payment at the target level. As actual performance for the 2021 performance period under the 2021 LTIP was below the target level, the value of such portion of the 2021 LTIP is based on payment at 88.75% of the target level.

(4) We used intrinsic value for the stock options. The exercise price for the unexercisable stock options outstanding on December 31, 2022, was (1) $58.89 for the options granted on February 5, 2020; (2) $39.78 for the options granted on February 3, 2021; and (3) $38.56 for the options granted on July 19, 2021.

(5) The values in this table for restricted stock are based on the $32.86 closing price of Delta common stock on the NYSE on December 30, 2022.

(6) Mr. Bellemare and Mr. Janki did not receive time-based cash awards under the 2022 LTIP.

(7) Other benefits include company-paid healthcare coverage, outplacement services and post-employment flight benefits. For Mr. Bastian and Mr. Hauenstein only, they are eligible for Retiree Flight Benefits. The Retiree Flight Benefits reflected for each named executive officer were determined by using the following assumptions for each officer: (1) Flight Benefits continue for the life expectancy of the officer measured using a mortality table that calculates the average life expectancy to be 21.3 years; (2) the level of usage of Retiree Flight Benefits for each year is the same as the officer's actual usage of Flight Benefits during 2022; (3) the incremental cost to Delta of Retiree Flight Benefits for each year is the same as the actual incremental cost incurred by Delta for the officer's Flight Benefits in 2022; and (4) the value of Retiree Flight Benefits includes a tax gross up equal to 60% of the lesser of (i) the officer's actual usage of Flight Benefits in 2022 and (ii) the annual tax reimbursement allowance (as described in footnote 6(d) to the Summary Compensation Table). On the basis of these assumptions, we determined the value of Retiree Flight Benefits for each applicable named executive officer by calculating the present value of the benefit over the officer's life expectancy using a discount rate of 2.96%.

CEO Pay Ratio

Under rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to calculate and disclose the total compensation paid to our median employee as well as the ratio of the pay of our Chief Executive Officer to the median employee. For 2022:

› the annual total compensation of the employee identified at median of all our employees other than our Chief Executive Officer was $77,762;

› the annual total compensation of our Chief Executive Officer, Ed Bastian, was $9,606,387; and

› the ratio of the annual total compensation of our Chief Executive Officer to the median of the total annual compensation of all our employees was estimated to be 124 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records, using the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported here, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

In 2022, Delta hired approximately 22,000 new employees, representing over 18% of our workforce. As a result we concluded

it was appropriate to identify a new median employee for purposes of presenting the 2022 CEO pay ratio.

In identifying the median of the annual total compensation of our employees, we used the following methodology and material assumptions, adjustments, and estimates as of December 31, 2022:

› Because less than 5% of our employees reside in other countries, we excluded all 2,581 of our international employees using the de minimis exemption permitted under SEC rules.[1]

› After applying the de minimis exemption, we had 108,799 U.S. employees, including the employees of all of our subsidiaries and all part-time, seasonal and temporary employees.

› To identify the median employee, we utilized information from Box 5 of Form W-2 as we believe this measure reflects the most comparable measure of compensation across our diverse workgroups.

› We annualized the compensation of permanent employees on an unpaid leave of absence during 2022 and of permanent full-time and part-time employees who were hired in 2022 and remained employed as of December 31, 2022, as expressly permitted by SEC rules.

After identifying the median employee, we calculated the annual total compensation for our median employee based on the rules used for calculating our Chief Executive Officer's compensation in the Summary Compensation Table, as required. Because SEC rules require us to include the value of certain benefits we provide in the Summary Compensation Table calculation, the compensation reported for the median employee is higher than the compensation reported in Box 5 of the employee's W-2.

Pay Versus Performance

The following disclosure has been prepared in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K and does not necessarily reflect value actually realized by the named executive officers or how the Personnel & Compensation Committee evaluates compensation decisions. For discussion of how the Personnel & Compensation Committee seeks to align pay with performance when making compensation decisions, see the "Compensation Discussion & Analysis" section of this proxy statement beginning on page 25.

The following tables and related disclosures provide information about (i) the total compensation (SCT Total) of our principal executive officer (PEO) and the non-PEO named executive officers (Other NEOs) as presented in the Summary Compensation Table on page 40; (ii) the "compensation actually paid" (CAP) to our PEO and the Other NEOs, as calculated pursuant to Item 402(v) of Regulation S-K; (iii) certain financial performance measures; and (iv) the relationship of CAP to those financial performance measures.

(1) The non U.S. countries and the number of employees in each of those countries is as follows: Argentina - 7; Aruba – 3; Australia – 4; Bahamas – 3; Belgium – 18; Belize – 1; Bermuda – 13; Brazil – 130; Canada – 311; Cayman Islands – 2; Chile – 28; China – 35; Colombia – 10; Costa Rica – 28; Czech Republic – 1; Dominican Republic – 12; Ecuador – 6; El Salvador – 9; France – 70; Germany – 38; Ghana – 2; Greece – 4; Guatemala – 21; Honduras – 3; Hong Kong - 1; India –354; Ireland – 15; Israel – 6; Italy – 41; Jamaica – 5; Japan – 374; Mexico – 334; Nicaragua – 1; Nigeria – 4; Panama – 5; Peru – 20; Philippines – 2; Portugal – 2; Senegal – 2; Singapore – 479; South Africa – 4; South Korea – 22; Spain – 35; St. Lucia – 1; St. Maarten - 2; Switzerland –1; Netherlands – 51; Turks and Caicos – 2; UAE – 1; United Kingdom – 58

Pay Versus Performance Table

Year (a)	Summary Compensation Table Total for PEO[1] ($) (b)	Compensation Actually Paid to PEO[2] ($) (c)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers[1][2] ($) (d)	Average Compensation Actually Paid to Non-PEO Named Executive Officers[1][2] ($) (e)	Value of Initial Fixed $100 Investment on December 31, 2019 Based On: Total Shareholder Return[3] ($) (f)	Value of Initial Fixed $100 Investment on December 31, 2019 Based On: Peer Group Total Shareholder Return[3] ($) (g)	Net Income[4] ($) (millions) (h)	Pre-Tax Income[5] ($) (millions) (i)
2022	9,606,387	7,613,922	5,087,831	3,861,941	57	48	1,318	3,619
2021	12,360,420	11,616,466	6,115,487	6,028,546	68	74	280	(3,144)
2020	13,134,012	3,817,481	4,254,247	1,507,079	69	76	(12,385)	(8,881)

(1) The PEO reflected in columns (b) and (c) is Edward H. Bastian for all years shown and the Other NEOs reflected in columns (d) and (e) represent the following individuals for each of the years shown:

2022: Glen W. Hauenstein, Alain M. Bellemare, Peter W. Carter and Daniel C. Janki

2021: Glen W. Hauenstein, Alain M. Bellemare, Peter W. Carter, Daniel C. Janki, William C. Carroll and Garrett L. Chase

2020: Glen W. Hauenstein, Peter W. Carter, Rahul D. Samant, William C. Carroll, Garrett L. Chase, Paul A. Jacobson and W. Gil West

(2) The table below describes the adjustments, each of which is required by SEC rules, to calculate the CAP amounts from the SCT Totals of our PEO (columns (b) and (c)) and the average CAP amounts from the average SCT Totals of the Other NEOs (columns (d) and (e)). The SCT Totals and CAP amounts do not reflect the actual amount of compensation earned by or paid to our named executive officers during the applicable years.

Adjustments	2022 ($) PEO	2022 ($) Other NEOs Average	2021 ($) PEO	2021 ($) Other NEOs Average	2020 ($) PEO	2020 ($) Other NEOs Average
SCT Total	9,606,387	5,087,831	12,360,420	6,115,487	13,134,012	4,254,247
› (Deduct) aggregate change in actuarial present value included in SCT Total for covered fiscal year	-	-	-	-	(17,726)	(3,937)
› Add pension value attributable to covered fiscal year's service and any change in pension value attributable to plan amendments made in covered fiscal year[a]	-	-	-	-	-	-
› (Deduct) aggregate value of stock awards and option awards included in SCT Total for covered fiscal year	(5,700,012)	(2,825,104)	(8,250,248)	(3,682,989)	(12,500,299)	(3,657,530)
› Add fair value at year-end of awards granted during covered fiscal year that are outstanding and unvested as of end of covered fiscal year	4,268,514	2,115,609	7,598,702	3,572,818	9,100,061	2,593,111
› Add/(Deduct) change in fair value as of end of covered fiscal year (from end of prior fiscal year) for awards granted in any prior fiscal year that are outstanding and unvested at end of covered fiscal year	(1,197,788)	(589,958)	332,281	85,627	(2,587,728)	(718,574)
› Add fair value at vesting date for awards that are granted and vested in the same year	-	-	-	-	-	-
› Add/(Deduct) change in fair value as of vesting date (from end of prior fiscal year) of awards granted in prior fiscal years that vested at end of or during covered fiscal year	636,821	73,563	(424,689)	(62,397)	(3,310,839)	(960,238)
› (Deduct) fair value at end of prior fiscal year of awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during covered fiscal year	-	-	-	-	-	-
› Add dividends or other earnings paid on awards in covered fiscal year if not otherwise included in SCT Total for covered fiscal year	-	-	-	-	-	-
CAP Amount	7,613,922	3,861,941	11,616,466	6,028,546	3,817,481	1,507,079

(a) There is no added pension service cost for any of the years shown, as the benefits were frozen in 2005. Of the Other NEOs, only Mr. Jacobson was eligible for pension benefits.

(3) Amounts rounded to nearest whole dollar amount. The peer group used in this disclosure is the NYSE ARCA Airline Index, which is the same peer group used in Item 5 of our Form 10-K.

(4) Reflects after-tax net income attributable to shareholders prepared in accordance with GAAP for each of the years shown.

(5) Pre-Tax Income is the financial measure from the tabular list of Financial Performance Measures below that in Delta's assessment represents the most important financial performance measure used by the company to link CAP for the named executive officers to Delta's performance for the displayed years. This financial measure is also the measure used under our broad-based Profit Sharing Program, thereby aligning the interest of Delta management with our employees. Pre-Tax Income as used in this proxy statement is a non-GAAP financial measure.

Most Important Financial Performance Measures

The list below represents, in Delta's assessment, the most important performance measures used to link CAP for the named executive officers to company performance for 2022. For further information regarding these financial performance measures and their function in Delta's executive compensation program, see "Compensation Discussion and Analysis—Elements of Compensation—Performance Measure Selection" beginning on page 32.

Financial Performance Measures

Cumulative Free Cash Flow (non-GAAP)

Earnings per Share (non-GAAP)

Pre-Tax Income (non-GAAP) (Company-Selected Measure)

Total Revenue Per Available Seat Mile (TRASM) (non-GAAP)

Relationship Between CAP and Company Performance

The graphs below show the relationship of CAP to our PEO and Other NEOs to (i) TSR of both Delta and the NYSE ARCA Airline Index; (ii) Delta's net income; and (iii) Delta's Pre-Tax Income (non-GAAP).

CAP, as calculated in accordance with Item 402(v) of Regulation S-K, reflects, among other things, adjustments to the fair value of equity awards during the years presented. Factors impacting the fair value of equity awards include the price of our common stock at year-end, as well as the projected and actual achievement of performance goals.

CAP vs. Company/Peer Group Total Shareholder Return



CAP vs. GAAP Net Income



CAP vs. Pre-Tax Income (non-GAAP)



Compensation Committee Interlocks and Insider Participation

None of the members of the Personnel & Compensation Committee is a former or current officer or employee of Delta or has any interlocking relationships as set forth in applicable SEC rules.

DIRECTOR COMPENSATION

Non-employee director compensation is approved by the Board of Directors, based on recommendations of the Corporate Governance Committee.

In 2022, the Corporate Governance Committee engaged outside compensation consultant Frederic W. Cook & Co., Inc. (FW Cook) to assist the Committee in a competitive assessment of the compensation program for outside directors. FW Cook reviewed our director compensation against the same 21 companies (including three airlines) in the peer group used for executive compensation purposes by our Personnel & Compensation Committee in 2022 and against other market data. Because the compensation for our outside directors had not been adjusted since 2017 and because our compensation for outside directors was lower than all of our peers, FW Cook recommended an increase in the cash retainers for all members, the cash retainer for the non-executive Chair of the Board, the cash retainer for the Audit Committee Chair and the value of equity grants for all outside directors, including the non-executive Chair, to better align with our peers. The Corporate Governance Committee agreed with the recommendation. The Board of Directors accepted the recommendation and the adjusted compensation was implemented in June 2022.

The Performance Compensation Plan limits equity awards to non-employee directors to $1 million. Employee directors continue to receive no additional pay for Board service. Non-employee directors are eligible to receive the following for their service on the Board of Directors effective June 2022:

Annual Board Member Retainer:	$110,000 (payable in quarterly installments) for each non-employee director other than the non-executive Chair of the Board $180,000 (payable in quarterly installments) for the non-executive Chair of the Board
Annual Committee Chair Cash Retainer:	$20,000, except $30,000 for Audit Committee Chair (payable in quarterly installments)
Annual Board Member Equity Grant:	$190,000 in restricted stock that vests at or shortly before the next annual meeting of shareholders, subject to the director's continued service on the Board of Directors on the vesting date. Dividends, to the extent approved, accrue on these awards and are paid upon vesting of the restricted stock.
Annual Non-Executive Chair of the Board Equity Grant:	$320,000 in restricted stock with the same vesting schedule as the annual Board equity grant.
Expense Reimbursements:	Reimbursement of reasonable expenses incurred in attending meetings.
Matching Gifts for Education Program:	Directors (and all employees and retirees) are eligible to participate in a program under which The Delta Air Lines Foundation matches 100% of contributions to eligible public and private, accredited, non-profit, educational institutions, pre-kindergarten through post-graduate, up to a $5,000 cap per individual director (and employee or retiree) per calendar year. The Matching Gifts for Education Program was reinstituted in June 2022 after being suspended in March 2020.

As is common in the airline industry, Delta provides complimentary travel and certain Delta Sky Club® privileges for members of the Board of Directors; the director's spouse, domestic partner or designated companion; the director's children and parents; and, to a limited extent, other persons designated by the director (Director Flight Benefits). Complimentary travel for such other persons is limited to an aggregate imputed value of $20,000 per year. Delta reimburses the director for associated taxes on complimentary travel with an imputed tax value of up to $25,000 per year. Unused portions of the annual allowances described in the previous two sentences accumulate and may be carried into succeeding years during Board service. Mr. Hazleton is not eligible to receive flight benefits other than those he receives as a Delta employee.

Complimentary travel is provided to an eligible director's surviving spouse or domestic partner after the eligible director's death. Delta will not reimburse the surviving spouse or domestic partner for associated taxes on complimentary travel under the survivor travel benefit.

A director who retires from the Board at or after age 52 with at least ten years of service as a director, at or after age 68 with at least five years of service as a director, or at his or her mandatory retirement date, may continue to receive Director Flight Benefits during retirement, except the unused portion of the annual allowances does not accumulate into succeeding years (Retired Director Flight Benefits) and the director will not receive reimbursement for taxes for Retired Director Flight Benefits. A director is not eligible to receive Retired Director Flight Benefits if the director engages in certain wrongful acts.

Director Compensation Table

The following table sets forth the compensation paid to non-employee members of Delta's Board of Directors for 2022.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[3] ($)	Total ($)
Francis S. Blake	160,000	320,000	0	0	0	3,738	483,738
Ashton B. Carter	105,000	190,000	0	0	0	11,747	306,747
Greg Creed	80,000	190,000	0	0	0	4,614	274,614
David G. DeWalt	125,000	190,000	0	0	0	17,340	332,340
William H. Easter III	132,500	190,000	0	0	0	531	323,031
Leslie M. Hale	80,000	190,000	0	0	0	6,215	276,215
Michael P. Huerta	105,000	190,000	0	0	0	5,774	300,774
Jeanne P. Jackson	105,000	190,000	0	0	0	29,325	324,325
George N. Mattson	125,000	190,000	0	0	0	28,648	343,648
Sergio A. L. Rial	125,000	190,000	0	0	0	0	315,000
David S. Taylor	105,000	190,000	0	0	0	10,160	305,160
Kathy N. Waller	105,000	190,000	0	0	0	4,998	299,998

(1) As Delta employees, Mr. Bastian and Mr. Hazleton were not separately compensated for their service on the Board of Directors in 2022. Mr. Bastian's compensation is included in the Summary Compensation Table on page 40. Mr. Hazleton's compensation is described in "Proposal 1 — Election of Directors" on page 57.

(2) On June 16, 2022, the Board of Directors granted 6,430 shares of restricted stock to each non-employee director at that date. This award vests on June 15, 2023, subject to continued Board service on that date. Mr. Carter's award vested on his death. Mr. Blake received an additional grant of 4,390 shares as compensation for service as non-executive Chair of the Board, subject to vesting on the same schedule as described above. The "Stock Awards" column shows the fair value of the restricted stock granted to each non-employee director in 2022 as determined under FASB ASC Topic 718, based on date of the grant.

(3) The amounts in this column for each non-employee director represent reimbursement of taxes associated with Director Flight Benefits. The amounts for Ms. Jackson and Mr. Mattson also includes the incremental cost of Director Flight Benefits of $12,329 and $13,345, respectively. No other non-employee director received perquisites or other personal benefits with a total incremental cost of $10,000 or more, the threshold for reporting under SEC rules. From time to time, directors attend events sponsored by Delta at no incremental cost to Delta.

Stock Ownership Guidelines

The non-employee director stock ownership guidelines require each non-employee director to own shares of Delta common stock equal to or greater than (1) shares with a value of five times the annual Board cash retainer paid to the director or (2) 35,000 shares. For this purpose, stock ownership includes restricted stock and restricted stock units; shares owned directly or by a spouse or dependent children; shares held in trust by or for the director or an immediate family member who resides in the same household as the director (an immediate family member); or shares owned by an entity wholly-owned by the director or an immediate family member. It does not include shares a director has the right to acquire through the exercise of stock options.

In addition, each non-employee director must hold at least 50% of all "net shares" received through restricted stock vesting or realized through stock option exercises until the stock ownership guidelines are achieved. For this purpose, "net shares" means all shares retained after any applicable withholding of any shares for tax purposes.

As of December 31, 2022, all non-employee directors exceeded the required stock ownership level except for one director who was elected to the Board in 2022. Each director has five years from the date of his or her election to achieve the required ownership level under the non-employee director stock ownership guidelines.

The non-employee directors are also subject to the company's prohibition against the hedging and pledging of Delta securities as described in the "Compensation Discussion and Analysis" section of the proxy statement under "Executive Compensation Policies — Anti-Hedging and Anti Pledging Policy" on page 38.

PROPOSAL 1 — ELECTION OF DIRECTORS

 **WHAT AM I VOTING ON?**

We are seeking your support for the election of 13 director nominees whom the Board, acting on the recommendation of the Corporate Governance Committee, has nominated to serve on the Board of Directors for a one-year term.

All Delta directors are elected annually. At the annual meeting, each director nominee will be elected by the vote of a majority of the votes cast. This means the number of votes cast "for" a director nominee must exceed 50% of the votes cast with respect to that director nominee (excluding abstentions). Each director who is elected will hold office until the next annual meeting of shareholders and the election and qualification of his or her successor, or until such director's earlier death, disqualification, resignation or removal. See pages 74 to 77 for more information about voting at the annual meeting.

Delta's Bylaws provide that any director not receiving a majority of the votes cast at the annual meeting must offer to tender his or her resignation to the Board of Directors. The Corporate Governance Committee will make a recommendation to the Board of Directors whether to accept the resignation. The Board will consider the recommendation and publicly disclose its decision within 90 days after the certification of the election results.

2023 Nominees for Director

After considering the recommendations of the Corporate Governance Committee, the Board set the number of directors at 13 as of the date of the annual meeting and nominated all current directors to stand for re-election, except Frank Blake who is completing his service at the annual meeting.

The Board believes that each of the nominees is qualified to serve as a director and will be able to stand for election. If not, the

Board may name a substitute nominee or reduce the number of directors. If a substitute is named, the proxies will vote for the substitute nominee. In addition to the specific skills and experience for each independent director nominee listed in the chart on the following pages, qualifications of each nominee that were considered by the Board follow each nominee's biographical description on the following pages.

ALPA Nominee

Delta, the Air Line Pilots Association, International (ALPA), the collective bargaining representative for Delta pilots, and the Delta Master Executive Council, the governing body of the Delta unit of ALPA (Delta MEC), have an agreement whereby Delta agrees (1) to cause the election to the Board of Directors of a Delta pilot designated by the Delta MEC who is not a member or officer of the Delta MEC or an officer of ALPA (Pilot Nominee); (2) at any meeting of shareholders at which the Pilot Nominee is subject to election, to re-nominate the Pilot Nominee or nominate another qualified Delta pilot designated by the Delta MEC to be elected to the Board of Directors and to use its reasonable best efforts to cause such person to be elected to the Board; and (3) in the event of the Pilot Nominee's death, disability, resignation, removal or failure to be elected, to elect promptly to the Board a replacement

Pilot Nominee designated by the Delta MEC to fill the resulting vacancy.

Pursuant to this provision, the Delta MEC has designated Christopher A. Hazleton to be nominated for election to the Board at the annual meeting.

The compensation of Mr. Hazleton as a Delta pilot is determined under the collective bargaining agreement between Delta and ALPA. During 2022, Mr. Hazleton received $386,088 in compensation (which includes: $331,007 in flight earnings, $2,000 in shared rewards/profit sharing payments and $53,081 in Delta contributions related to a defined contribution plan). As a Delta pilot representative on the Board, Mr. Hazleton is not separately compensated for his service as a director.

Skills and Experiences of Independent Director Nominees

The following chart shows the specific skills and experiences the Board currently believes are important for independent nominees collectively to possess for effective governance of Delta in the current business environment. The matrix also provides a high level summary of the important skills and experiences of our independent nominees to the Board, which contribute to the sound governance of Delta. It is not an exhaustive list of each nominee's contributions to the Board. The Board is committed to having a membership that reflects diversity, including with respect to gender, race and ethnicity. This commitment is illustrated by the fact that the Board currently includes five directors who are racially or ethnically diverse and three female directors.

	Creed	DeWalt	Easter	Hale	Huerta	Jackson	Mattson	Prabhu	Rial	Taylor	Waller
Senior Leadership *CEO/senior management of public or private company/governmental entity/academic*	●	●	●	●	●	●	●	●	●	●	●
Airline/Transportation Industry *Business leader, or regulator or consultant to the industry*					●		●				
Marketing/Brand Management/Data as Customer Engagement Tool *Marketing/managing well-known brands including the use of data analytics*	●					●	●			●	
Finance/Accounting *Capital markets, public company, financial or accounting management experience*			●	●		●	●	●	●		●
Risk Management *Enterprise or financial risk management*	●	●	●	●	●		●	●	●	●	●
Technology/Cybersecurity/Digital *Leadership in technology, cybersecurity, new media or data analytics*		●					●				
Energy *Senior experience in the oil industry or with an energy regulator*			●								
Global Business *Senior experience in multinational businesses*	●	●				●	●	●	●	●	●
Government Affairs/Legal Affairs/Global Security *Senior experience in public sector/law/global security*		●	●		●						
Board Membership *Director public/large private company*	●	●	●	●	●	●	●	●	●	●	●
Diversity *Racial, Ethnic and/or Gender Diversity*			●	●	●	●		●	●		●

The Board believes that the combination of backgrounds, skills and experiences of the nominees produces a Board that is well-equipped to exercise oversight responsibilities on behalf of our shareholders and other stakeholders. In addition to the chart above, we provide information on the following pages about each nominee for director, including certain experiences that led the Board to conclude the nominee should serve as a director of Delta.

⊘ THE BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE FOLLOWING NOMINEES:

EDWARD H. BASTIAN



Age: **65**

Joined Delta's Board:
February 5, 2010

BIOGRAPHY:
Mr. Bastian has been the Chief Executive Officer of Delta since May 2016. He served as the President of Delta from 2007 to May 2016. Mr. Bastian was also Chief Financial Officer of Delta from 2007 to 2008; Executive Vice President and Chief Financial Officer of Delta from 2005 to 2007; Chief Financial Officer of Acuity Brands from June 2005 to July 2005; Senior Vice President — Finance and Controller of Delta from 2000 to 2005 and Vice President and Controller of Delta from 1998 to 2000.

QUALIFICATIONS:
Mr. Bastian has over twenty years of experience as a Delta officer, including serving as Delta's Chief Executive Officer, President and Chief Financial Officer. Mr. Bastian's accounting and finance background also provides financial and strategic expertise to the Board of Directors.

PUBLIC DIRECTORSHIPS:
Grupo Aeroméxico, S.A.B. de C.V. (2012 - 2022)

AFFILIATIONS:
Member, Board of Trustees of The Woodruff Arts Center

GREG CREED



Age: **65**

Joined Delta's Board:
April 21, 2022

Committees:
Audit; Personnel & Compensation

BIOGRAPHY:
Mr. Creed served as Chief Executive Officer of Yum! Brands, Inc., a global operator of quick service restaurants, from January 2015 until his retirement in December 2019. He also served as a member of the Board of Directors of Yum! Brands from November 2014 to May 2020. Mr. Creed served as Chief Executive Officer of Taco Bell Division from January 2011 to December 2014 and as President and Chief Concept Officer of Taco Bell U.S. from December 2006 to December 2010 after holding various other positions of increasing responsibility with the company since 1994. Mr. Creed is the founder of Creed UnCo, a consulting business focused on culture and leadership, brand building and franchising. He also currently serves as advisor to the Chief Executive Officer and Board of Directors of Thanx Inc.

QUALIFICATIONS:
Mr. Creed has extensive experience in marketing and operations as a former senior executive at a leading operator of quick service restaurants operating globally. Additionally, Mr. Creed has experience as a member of the boards of directors of other public companies where he serves on the human resources and finance committees.

PUBLIC DIRECTORSHIPS:
Whirlpool Corporation
Aramark Corporation
Sow Good Inc. (2020 - 2022)
Yum! Brands, Inc. (2014 - 2020)

AFFILIATIONS:
Director, Girls Inc. of Orange County
Director, Aging Mind Foundation

DAVID G. DEWALT



Age: **59**

Joined Delta's Board:
November 22, 2011

Committees:
Safety & Security (Chair); Audit; Corporate Governance

BIOGRAPHY:

Mr. DeWalt is the Founder and Managing Director of NightDragon Security and Managing Director of AllegisCyber Capital. Mr. DeWalt previously served as the Executive Chairman of FireEye, Inc., a global network cybersecurity company. He served as FireEye's Chief Executive Officer from November 2012 to June 2016 and Chairman of the Board from June 2012 to January 2017. Mr. DeWalt was President and Chief Executive Officer of McAfee, Inc., a security technology company, from 2007 until 2011 when McAfee, Inc. was acquired by Intel Corporation. From 2003 to 2007, Mr. DeWalt held executive positions with EMC Corporation, a provider of information infrastructure technology and solutions, including serving as Executive Vice President and President-Customer Operations and Content Management Software.

QUALIFICATIONS:

Mr. DeWalt has substantial expertise in the information technology security industry and has strategic and operational experience as the former Chief Executive Officer of FireEye, Inc. and McAfee, Inc. Mr. DeWalt has served on the audit, compensation and governance committees of the boards of other public companies.

PUBLIC DIRECTORSHIPS:

Five9, Inc.
NightDragon Acquisition Corp. (2017 - 2022)
ForgeRock Inc. (2017 - 2022)
Forescout Technologies, Inc. (2015 – 2020)

AFFILIATIONS:

Member, National Security Telecommunications Advisory Committee

WILLIAM H. EASTER III



Age: **73**

Joined Delta's Board:
December 3, 2012

Committees:
Audit (Chair); Corporate Governance; Safety & Security

BIOGRAPHY:

Mr. Easter was Chairman, President and Chief Executive Officer of DCP Midstream, LLC (formerly Duke Energy Field Services, LLC) from 2004 until his retirement in 2008. Previously employed by ConocoPhillips for 32 years, Mr. Easter served as Vice President of State Government Affairs from 2002 to 2004 and as General Manager of the Gulf Coast Refining, Marketing and Transportation Business Unit from 1998 to 2002.

QUALIFICATIONS:

Mr. Easter has over 37 years of leadership and operational experience in natural gas, crude oil and refined product supply, transportation, refining and marketing with ConocoPhillips and DCP Midstream, LLC. Additionally, Mr. Easter has experience as a member of the boards of directors of other public companies where he served on the audit, corporate governance, compensation and finance committees. Since his retirement from DCP Midstream, LLC, Mr. Easter has been involved in private investments.

PUBLIC DIRECTORSHIPS:

Emerson Electric Co.
Grupo Aeroméxico, S.A.B. de C.V. (2017 - 2022)
Concho Resources, Inc. (2008 - 2021)

AFFILIATIONS:

Director and immediate past Chair, Board of Memorial Hermann Health System - Houston, Texas

LESLIE D. HALE



Age: 51

Joined Delta's Board:
April 21, 2022

Committees:
Finance; Safety & Security

BIOGRAPHY:

Ms. Hale has been President and Chief Executive Officer of RLJ Lodging Trust, a publicly-traded lodging real estate investment trust, since August 2018. She previously served as Chief Operating Officer, Chief Financial Officer and Executive Vice President of RLJ Lodging Trust from 2016 to 2018, and Chief Financial Officer, Executive Vice President and Treasurer from 2011 to 2016. Ms. Hale served as Chief Financial Officer and Senior Vice President of Real Estate and Finance of RLJ Development from 2007 until the formation of RLJ Lodging Trust in 2011 and Vice President (and previously Director) of Real Estate and Finance for RLJ Development from 2005 to 2007. From 2002 to 2005, she held various positions of increasing responsibility within the global financial services divisions of General Electric Company.

QUALIFICATIONS:

Ms. Hale has substantial leadership experience as a senior executive in the lodging real estate industry, with skills in real estate, corporate finance, mergers and acquisitions, capital markets, strategic planning and other public company matters. Ms. Hale also has experience as a member of the boards of directors of public companies where she has served on the audit and finance committees.

PUBLIC DIRECTORSHIPS:
RLJ Lodging Trust
Macy's Inc. (not seeking re-election in 2023; term expires on May 19, 2023)

AFFILIATIONS:
Member, Board of Trustees of Howard University
Chair, Board of Directors of the American Hotel & Lodging Association
Director, Federal Reserve Bank of Richmond (Baltimore Branch)

CHRISTOPHER A. HAZLETON



Age: 55

Joined Delta's Board:
June 20, 2019

Committee:
Safety & Security

BIOGRAPHY:

Mr. Hazleton is a Delta pilot and currently a Captain flying the Airbus 321 aircraft. Mr. Hazleton was a Northwest Airlines pilot from 1999 until he became a Delta pilot upon Northwest's merger with Delta. He was nominated by the Delta MEC as the Pilot Nominee. He also previously served as the Chairman of the Delta MEC Strategic Planning Committee.

QUALIFICATIONS:

As a pilot designated by the Delta MEC to serve on the Board of Directors, Mr. Hazleton provides a unique perspective into the operations of the airline industry and related labor relations matters.

AFFILIATIONS:
Member, Board of the Delta Pilots Charitable Fund

MICHAEL P. HUERTA



Age: 66

Joined Delta's Board:
April 20, 2018

Committees:
Audit; Safety & Security; Corporate Governance

BIOGRAPHY:

Mr. Huerta currently serves as a transportation industry consultant, including acting as a Senior Advisor to Macquarie Capital. Mr. Huerta completed a five-year term as Administrator of the Federal Aviation Administration (FAA) in January 2018. Before being named as Administrator, Mr. Huerta served as Acting Administrator of the FAA from 2011 to 2013 and FAA Deputy Administrator from 2010 to 2011. Mr. Huerta served as Executive Vice President and Group President of the Transportation Solutions Group at Affiliated Computer Services, Inc. (now Conduent) from 2008 to 2009 and Senior Vice President and Managing Director, Transportation Solutions of ACS Government Solutions from 2002 to 2008.

QUALIFICATIONS:

As head of the FAA, Mr. Huerta led a complex organization responsible for the safety and efficiency of civil aviation in the U.S. Throughout his career, he has held key transportation industry roles in both the public and private sectors.

PUBLIC DIRECTORSHIPS:
Joby Aviation, Inc.
Verra Mobility Corporation

AFFILIATIONS:
Fellow of the Royal Aeronautical Society
Member, Board of Managers of Park City Ski & Snowboard

JEANNE P. JACKSON



Age: **71**

Joined Delta's Board:
January 25, 2017

Committees:
Finance; Personnel & Compensation

BIOGRAPHY:

Ms. Jackson retired as senior strategic advisor to the chief executive officer of NIKE, Inc. effective August 2017. She served as NIKE's President, Product and Merchandising from July 2013 until April 2016 and President, Direct to Consumer from 2009 until July 2013. Ms. Jackson joined the NIKE Executive team in 2009 after serving on its Board of Directors for eight years. She founded and served as the Chief Executive Officer of MSP Capital, a private investment company from 2002 to 2009, and has resumed the role since retiring from NIKE. Ms. Jackson served as Chief Executive Officer of Walmart.com, a private e-commerce enterprise, from 2000 to 2002. Ms. Jackson previously served in various leadership positions in many organizations, including the Gap Inc., Banana Republic, Victoria's Secret, Saks Fifth Avenue and Federated Department Stores, Inc., all clothing retailers, and Walt Disney Attractions, Inc., the theme parks and vacation resorts division of The Walt Disney Company.

QUALIFICATIONS:

Ms. Jackson has extensive experience as a senior executive for several major consumer retailers, with expertise in consumer product and direct to consumer marketing. She has also served on boards of directors of public companies in the consumer product industry where she has served on audit, compensation, corporate governance and finance committees.

PUBLIC DIRECTORSHIPS:
Monster Beverage Corporation
Moncler S.p.A.
The Kraft Heinz Company (2015 - 2020)
McDonald's Corporation (1999 - 2019)

AFFILIATIONS:
Trustee Emeritus, Foundation Board of Trustees of U.S. Ski & Snowboard Association

GEORGE N. MATTSON



Age: **57**

Joined Delta's Board:
October 1, 2012

Committees:
Finance (Chair); Corporate Governance; Personnel & Compensation

BIOGRAPHY:

Mr. Mattson currently serves as President of Star Mountain Capital, a specialized private investment firm. He recently co-founded two special purpose acquisition companies that successfully completed merger transactions in 2021 with Xos, Inc. and Virgin Orbit Holdings, respectively. Mr. Mattson previously served as a partner and co-head of the Global Industrials Group in Investment Banking at Goldman, Sachs & Co. from 2002 to 2012, during which time his responsibilities included leading the Transportation and Airline practices. Mr. Mattson held various other positions at Goldman, Sachs & Co. from 1994 to 2002, prior to which he held various sales and marketing positions at IBM Corp. from 1987 to 1993.

QUALIFICATIONS:

Mr. Mattson has experience in strategy, shareholder value creation, mergers and acquisitions, corporate finance, and capital markets. In addition, Mr. Mattson has knowledge of the airline industry and other global industries from his 18 years at Goldman, Sachs & Co. and his 10 years as a private investor in public and private companies. Mr. Mattson has also served on the boards of other public companies, including in the aerospace and airline industries. At other public companies, Mr. Mattson has experience as chairman, lead independent director, and chair of the audit and governance committees, in addition to as a member of the audit, compensation and governance committees.

PUBLIC DIRECTORSHIPS:
Virgin Orbit Holdings
Xos, Inc.
Virgin Galactic Holdings, Inc. (not seeking re-election in 2023; term expires on June 8, 2023)
NextGen Acquisition Corp. (2020 - 2021)
NextGen Acquisition Corp. II (2021)
Air France-KLM Group (2017 - 2021)

AFFILIATIONS:
Former Chairman, and Emeritus Member of the Board of Visitors of the Engineering School of Duke University
Board of Trustees, Saint Andrew's School
Operating Partner, Star Mountain Capital
Executive Partner, Comvest Partners

VASANT M. PRABHU



Age: **63**

Joined Delta's Board:
April 27, 2023

Committees:
Finance; Safety & Security

BIOGRAPHY:

Mr. Prabhu has been Chief Financial Officer and Vice Chairman of Visa Inc. since 2015 and 2019, respectively. In February 2023, Visa Inc. announced his retirement from the company, effective on September 30, 2023. Mr. Prabhu previously served as Chief Financial Officer for NBCUniversal Media, LLC from May 2014 to February 2015, Chief Financial Officer and Vice Chairman of Starwood Hotels & Resorts Worldwide, Inc. from 2004 to May 2014 and Executive Vice President and Chief Financial Officer of Safeway, Inc. from 2000 to 2004.

QUALIFICATIONS:

Mr. Prabhu has extensive financial experience as the chief financial officer of a number of large public companies, as well as substantial global management experience. His sophisticated understanding of complex accounting and financial matters will provide valuable expertise to the Board of Directors. Mr. Prabhu was recommended to the Board's Corporate Governance Committee as a new director by another director.

PUBLIC DIRECTORSHIPS:

Mattel, Inc. (2007-2020)

Mr. Prabhu is expected to join the Board of Directors of Kenvue Inc. effective prior to the completion of their initial public offering.

AFFILIATIONS:

Trustee, The Nature Conservancy California

Trustee, Asian Art Museum of San Francisco

SERGIO A. L. RIAL



Age: **62**

Joined Delta's Board:
December 9, 2014

Committees:
Personnel & Compensation (Chair); Corporate Governance; Finance

BIOGRAPHY:

Mr. Rial serves as Chairman of the Board of Vibra Energia SA, a Brazilian energy company, and Vice Chairman of the Board of BRF S.A., a global food processing company based in Brazil. He previously was the Chief Executive Officer of Banco Santander (Brasil), a subsidiary of Banco Santander, from 2016 to 2022, before transitioning to the role of Chairman of the Board from 2022 to early 2023. From 2012 to February 2015, Mr. Rial was Chief Executive Officer of Marfrig Global Foods, one of the world's largest meat companies with operations in Brazil and 15 other countries. Prior to joining Marfrig in 2012, Mr. Rial served in various leadership capacities with Cargill, Inc., a Minneapolis-based global provider of food, agriculture, financial and industrial products and services. At Cargill, Mr. Rial served as Chief Financial Officer from 2009 to 2011 and Executive Vice President from 2011 to 2012. He was also a member of Cargill's board of directors from 2010 to 2012. From 2002 to 2004, Mr. Rial was a senior managing director and co-head of the Investment Banking Division at Bear Stearns & Co. in New York after serving at ABN AMRO Bank for 18 years.

QUALIFICATIONS:

Mr. Rial has extensive managerial and board-level experience at global businesses, particularly in the key market of Latin America, and has substantial financial experience as a former chief financial officer of a global corporation. He has also served on boards of directors of public companies in the food and agricultural industry.

PUBLIC DIRECTORSHIPS:

BRF S.A.

Vibra Energia SA

Banco Santander Brasil S.A. (2018 - 2023) and Banco Santander S.A. (2020 - 2023)

AFFILIATIONS:

Member, Co-Chair of the Latin America Conservation Council (The Nature Conservancy)

DAVID S. TAYLOR



Age: **65**

Joined Delta's Board:
August 7, 2019

Committees:
Finance; Safety & Security

BIOGRAPHY:

Mr. Taylor serves as Senior Operating Advisor to funds managed by Clayton, Dubilier & Rice, a private investment firm. He served as the Executive Chairman of the Board of Directors of The Procter & Gamble Company from November 2021 to June 2022. He previously served as President and Chief Executive Officer of Procter & Gamble from 2015 to November 2021 and as Chairman of the Board from 2016 to November 2021. Mr. Taylor joined Procter & Gamble in 1980 and held numerous positions of increasing responsibility in North America, Europe and Asia, including serving as Group President-Global Beauty, Grooming & Healthcare, Group President-Global Health & Grooming, Group President-Global Home Care and President-Global Family Care.

QUALIFICATIONS:

Mr. Taylor has extensive leadership experience, including as the executive chairman of the Board and former chief executive officer of Procter & Gamble, and extensive experience in a complex global business particularly in the key market of Europe. As part of this experience, Mr. Taylor has developed expertise in marketing, innovation and consumer trends. Mr. Taylor also served on the board of directors of a global automotive systems supplier, giving him additional insight into complex global operations.

PUBLIC DIRECTORSHIPS:
The Procter & Gamble Company (2015 - 2022)

AFFILIATIONS:
Member, Board of Visitors of Duke University's Fuqua School of Business

KATHY N. WALLER



Age: **64**

Joined Delta's Board:
July 24, 2015

Committees:
Audit; Corporate Governance; Personnel & Compensation

BIOGRAPHY:

Ms. Waller is the Executive Director of the Atlanta Committee for Progress. Ms. Waller has served as an executive coach for The ExCo Group (f/k/a Merryck & Co.) since 2019. From 2014 until her retirement in March 2019, Ms. Waller served as Executive Vice President and Chief Financial Officer of The Coca-Cola Company. From May 1, 2017 until her retirement, Ms. Waller assumed expanded responsibility for Coca-Cola's strategic governance areas when she was also appointed to serve as President, Enabling Services. Ms. Waller joined Coca-Cola in 1987 as a senior accountant and assumed roles of increasing responsibility during her career, including Vice President, Finance and Controller.

QUALIFICATIONS:

Ms. Waller has extensive financial experience with a global business enterprise, including her role as Chief Financial Officer. Ms. Waller's accounting and finance background provides financial and strategic expertise to the Board of Directors.

PUBLIC DIRECTORSHIPS:
Beyond Meat, Inc.
CGI Inc.
Cadence Bancorporation
Monster Beverage Corporation (2015 - 2019)

AFFILIATIONS:
Member, Board of Trustees of Spelman College
Member, Board of Trustees of University of Rochester
Officer, Governing Board of Woodruff Arts Center

PROPOSAL 2 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

 **WHAT AM I VOTING ON?**

As required by SEC rules, we are seeking your support for the compensation of our named executive officers.

Shareholders have the opportunity to approve, on an advisory, non-binding basis, the compensation of the named executive officers, as disclosed in this proxy statement. This is commonly referred to as a "say on pay" advisory vote. We hold our say on pay advisory vote every year. The Board of Directors recommends that you vote "**FOR**" this proposal.

As discussed in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement, the compensation of the named executive officers in 2022 reflects the following principles of our executive compensation program:

› Links pay with performance by placing a substantial majority of total compensation at risk.

› Utilizes stretch performance measures that provide incentives to deliver value to our shareholders and align the interests of management with frontline employees and shareholders.

› Many of the same performance measures are used in both our executive and broad-based employee compensation programs.

› Provides compensation opportunities that assist in motivating and retaining existing talent and attracting new talent as needed.

This vote is advisory in nature, which means that it is not binding on Delta, its Board of Directors or the Personnel & Compensation Committee. However, the Personnel & Compensation Committee intends to give careful consideration to the vote results and is committed to taking any actions it deems necessary and appropriate in light of those results.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.**

PROPOSAL 3 — ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

 **WHAT AM I VOTING ON?**

As required by SEC rules, we are asking you to vote on your preference as to the frequency of future advisory votes on the compensation of our named executive officers.

Shareholders have the opportunity to cast their vote, on an advisory, non-binding basis, regarding their preference as to the frequency of future advisory votes on executive compensation. For this proposal, shareholders can indicate whether they would prefer that we hold future advisory votes on executive compensation every one, two or three years. The Board of Directors recommends a vote of "**ONE YEAR**" for this proposal.

In 2017, shareholders voted to hold advisory votes on executive compensation on an annual basis, and, therefore, advisory votes on executive compensation have been held every year since that date. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are again required to provide shareholders the opportunity to vote on the frequency of the advisory vote. After careful consideration of the frequency alternatives, just as in 2017, the Board of Directors believes conducting an advisory vote on executive compensation on an annual basis, or every year, is appropriate for Delta and its shareholders at this time.

You may cast your vote on your preferred voting frequency by choosing the option of every year (1 year), every two years (2 years), or every three years (3 years) or by abstaining from voting when you vote for this proposal.

This vote is advisory in nature, which means that it is not binding on Delta, its Board of Directors or the Personnel & Compensation Committee. However, the Personnel & Compensation Committee intends to give careful consideration to the vote results and is committed to taking any actions it deems necessary and appropriate in light of those results.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE OF ONE YEAR FOR THE ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION (AS OPPOSED TO EVERY TWO OR THREE YEARS).**

PROPOSAL 4 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

 **WHAT AM I VOTING ON?**

We are asking you to vote on a proposal to ratify the appointment of a firm of independent auditors to serve as Delta's independent auditors. The Audit Committee of the Board of Directors has appointed Ernst & Young LLP (EY) as Delta's independent auditors for 2023, subject to ratification by our shareholders.

Representatives of EY, which also served as Delta's independent auditors for 2022, are expected to be present at the annual meeting, will have an opportunity to make a statement if they desire and will be available to respond to questions. EY has served as our independent auditors since 2006. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the external independent auditors. The Audit Committee has ultimate responsibility for audit fee negotiations associated with the work of EY.

In determining whether to reappoint EY as Delta's independent auditors for 2023, subject to shareholder ratification, the Audit Committee took into consideration a number of factors. These factors include EY's familiarity with Delta's operations and industry, accounting policies, financial reporting process, and internal control over financial reporting; its skills, expertise and independence; the quality of the Audit Committee's ongoing discussions with EY; a review of external data related to EY's legal risks and proceedings, audit quality and recent public portions of PCAOB reports; an assessment of the professional qualifications of EY, the performance of the coordinating partner, engagement partner and the other professionals on the Delta account; the

reasonableness of EY's fees for the services provided to Delta; management's relationship with EY and its assessment of EY's performance; the Audit Committee's views on the performance of EY in light of the foregoing matters and the Audit Committee's belief that continuing to retain EY is in the best interest of Delta and its shareholders. The Audit Committee periodically considers whether there should be a change in the independent auditors. When the lead engagement partner of the independent auditors is required to rotate off the Delta engagement, the Audit Committee and its Chair are directly involved in selecting a new lead engagement partner.

Delta's Certificate of Incorporation and Bylaws do not require that shareholders ratify the selection of EY as the independent auditors. We are submitting the selection of the independent auditors for shareholder ratification (as we have done in prior years) because we believe it is a matter of good corporate governance. If shareholders do not ratify the selection of EY, the Audit Committee will reconsider the selection of the independent auditors.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Fees of Independent Auditors

The following table shows the aggregate fees and related expenses for professional services rendered by Delta's independent auditors for 2022 and 2021.

Description of Fees	Amount 2022($)	Amount 2021($)
Audit Fees[1]	4,220,000	4,073,000
Audit-Related Fees[2]	946,000	699,000
Tax Fees[3]	445,000	365,000
All Other Fees[4]	5,000	7,000

(1) *Represents fees for the audit and quarterly reviews of the consolidated financial statements (including an audit of the effectiveness of internal control over financial reporting); assistance with and review of documents filed with the SEC; and accounting and financial reporting consultations and research work necessary to comply with generally accepted auditing standards.*

(2) *Represents fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include an audit of subsidiaries and accounting consultations related to proposed transactions.*

(3) *Represents fees for professional services provided for the review of tax returns prepared by the company; assistance with domestic and international tax compliance; and assistance related to the tax impact of proposed and completed transactions.*

(4) *Represents fees for online technical resources.*

Pre-Approval of Audit and Non-Audit Services

The charter of the Audit Committee provides that the Committee is responsible for the pre-approval of all audit and permitted non-audit services to be performed for Delta by the independent auditors. The Audit Committee has adopted a policy for the pre-approval of all services provided by the independent auditors.

Each year management requests Audit Committee pre-approval of the annual audits, statutory audits, quarterly reviews and any other engagements of the independent auditors known at that time. In connection with these requests, the Audit Committee may consider information about each engagement, including the budgeted fees; the reasons management is requesting the services to be provided by the independent auditors; and any potential impact on the auditors' independence. As additional

proposed audit and non-audit engagements of the independent auditors are identified, or if pre-approved services exceed the pre-approved budgeted amount for those services, the Audit Committee will consider similar information in connection with the pre-approval of such engagements or services. If Audit Committee pre-approvals are required between regularly scheduled Committee meetings, the Audit Committee has delegated to the Chair of the Audit Committee, or an alternate member of the Audit Committee, the authority to grant pre-approvals. Pre-approvals by the Chair or the alternate member are reviewed with the Audit Committee at its next regularly scheduled meeting.

Audit Committee Report

The Audit Committee presently consists of five independent directors and represents and assists the Board of Directors in a number of duties. These include oversight of the following, among other matters: the integrity of Delta's financial statements, including a review of significant accounting policies and estimates and the maintenance of an appropriate internal control environment; compliance with legal and certain regulatory requirements; cybersecurity and risks associated with the operations of the information technology systems; and the scope and performance of the internal audit function. In addition, the Committee appoints, oversees and reviews the performance of the independent auditors, who report directly to the Committee. The Committee has the resources and authority it deems appropriate to discharge its responsibilities. The Committee operates pursuant to a written charter, which lists specific duties and responsibilities, and is available at ***https://ir.delta.com/governance/***.

The Board of Directors has determined that each of Mr. Easter, Mr. DeWalt, and Ms. Waller has the necessary experience to qualify as an "audit committee financial expert" under SEC rules and has agreed to be designated, and the Board has so designated each of them. All Committee members are considered financially literate as defined by the NYSE, but none is an auditor or an accountant for Delta or performs accounting field work, and none is employed by Delta. In accordance with the SEC's safe harbor relating to audit committee financial experts, a person designated as an audit committee financial expert will not be deemed an "expert" for purposes of the federal securities laws. In addition, this designation does not impose on a person any duties, obligations or liabilities that are greater than those otherwise imposed on the person as a member of the Audit Committee and Board of Directors, and does not affect the duties, obligations or liabilities of the Board of Directors.

Management is responsible for Delta's system of internal control over financial reporting, the preparation of its consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP), and the financial reporting process, including management's assessment of internal control over financial reporting. The independent auditors, Ernst & Young LLP (EY), are responsible for performing an independent audit of our consolidated financial statements and for expressing an opinion, based on the results of their audit, as to whether the consolidated financial statements are fairly presented, in all material respects, in conformity with GAAP.

It is not the responsibility of the Audit Committee to prepare consolidated financial statements nor is it to determine that the consolidated financial statements and disclosures are complete and accurate and prepared in accordance with GAAP and applicable rules and regulations. These tasks are the responsibility of management. It is also not the responsibility of the Audit Committee to plan or conduct an independent audit of the consolidated financial statements. These tasks are the

responsibility of the independent auditors. In carrying out its oversight responsibilities, the Audit Committee is not providing any expert, professional or special assurance as to the consolidated financial statements or any professional certification. The Audit Committee relies on the information provided by and representations made to it by management, and also on the report on our consolidated financial statements that it receives from the independent auditors.

In discharging its duties, the Audit Committee reviewed and discussed with management and the independent auditors the overall scope and process for the audit of the consolidated financial statements and internal control over financial reporting. The Committee discussed with the independent auditors the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board (PCAOB). In addition, the committee received from the independent auditors the written disclosures and the letter required by applicable PCAOB requirements regarding the independent auditors' communications with the Audit Committee concerning independence, and discussed with the independent auditors their independence from Delta and its management. The committee also determined that the independent auditors' provision of non-audit services in 2022 to Delta was compatible with the auditors' independence.

The Audit Committee met in private sessions as required by its charter with representatives of EY and members of Delta's management, including the Chief Executive Officer, the Chief Financial Officer, the Controller and Principal Accounting Officer, the Executive Vice President – External Affairs (who is Delta's chief legal officer), the Chief Compliance Officer and the head of the Corporate Audit and Enterprise Risk Management department. The Audit Committee and other attendees discussed and reviewed the following, among other matters: periodic reports filed with the SEC, including consolidated financial statements and related notes; information technology and cybersecurity matters; the scope, resources and work of the corporate audit function; the financial reporting process; new and proposed accounting standards and SEC rules; the scope and progress of testing of Delta's internal control over financial reporting; management's assessment of the effectiveness of Delta's internal control over financial reporting; enterprise risk management; legal and regulatory matters; accounting and controls related to specific company initiatives, functions and strategic investments; critical audit matters; and tax matters.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements and management's assessment of the effectiveness of Delta's internal control over financial reporting be included in Delta's 2022 Form 10-K filed with the SEC. The Audit Committee also appointed EY as Delta's independent auditors for 2023, subject to shareholder ratification.

William H. Easter III, *Chair*
Michael P. Huert*a*
Greg Creed
Kathy N. Waller
David G. DeWalt



SHAREHOLDER PROPOSALS

Proposal 5 — Shareholder Ratification of Termination Pay

WHAT AM I VOTING ON?

A shareholder has submitted a proposal requesting that the Board seek shareholder approval of senior managers' pay packages that provide for certain severance or termination payments. **The Board recommends that you vote AGAINST this proposal.**

Shareholder Proposal

Mr. John Chevedden, who holds at least 100 shares of common stock, has submitted the following proposal, supporting statement and graphic, for which we take no responsibility, and has given notice that he (or a representative) intends to present the proposal at the annual meeting. We will promptly provide Mr. Chevedden's address upon a shareholder's oral or written request addressed to Delta's Corporate Secretary at Delta Air Lines, Inc., Department 981, 1030 Delta Boulevard, Atlanta, Georgia 30354.

Proposal 5 – Shareholder Ratification of Termination Pay



FOR
Shareholder
Rights

Shareholders request that the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon. This proposal gives management maximum flexibility because it places no limit on termination pay. Elevated termination pay simply needs to be subject to a non binding shareholder vote.

This proposal includes that under a heading such as the current heading of "Potential Post-Employment Benefits upon Termination or Change in Control" that a maximum dollar figure be disclosed for the top 5 Delta executives each year in the annual meeting proxy. Currently only a formula is included.

Generous performance-based pay can be okay but shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target bonus better aligns management pay with shareholder interests.

For instance at one company, that does not have this policy, if the CEO is terminated he could receive $44 million in termination pay - over 10 times his base salary plus short-term bonus. The same person could receive a whopping $124 million in accelerated equity payouts in the event of a change in control, even if he remained employed.

It is in the best interest of Delta shareholders and the morale of Delta employees, who do not get golden parachutes, to be protected from such lavish management termination packages for a few top Delta executives.

Proposals like this proposal received between 51% and 65% support at:

AbbVie (ABBY)
FedEx (FOX)
Spirit AeroSystems (SPR)
Alaska Air (ALK)
Fiserv (FISV)

Proposals such as this, to improve the governance of Delta, are all the more important after a new Delta director, Leslie Hale, was rejected by 157 million against votes in 2022. 157 million votes against a Delta director may be an all-time record. Perhaps the head of the committee to recruit new directors, Francis Blake, needs to step down from the committee.

Please vote yes:

Proposal 5 - Shareholder Ratification of Termination Pay

Statement in Opposition

The Board of Directors has considered this proposal in light of our current practices and policies and concluded its adoption is unnecessary and not in the best interests of Delta nor its shareholders and therefore recommends a vote **AGAINST** it.

Delta's history of implementing responsible severance practices has been consistent.

This proposal is unnecessary and unwarranted given Delta's longstanding practice of including reasonable limits on post-termination compensation. Since adoption in 2007, Delta has publicly disclosed its Officer and Director Severance Plan[1] that has covered most post-termination compensation granted to executives. This plan is designed to retain key personnel, and enable them to focus their efforts on managing Delta's business for success over the long-term. In applicable situations described in "Potential Post-Employment Benefits upon Termination or Change In Control" section of this Proxy Statement, this plan provides for severance pay of two times annual base salary plus target award under Delta's annual incentive plan to its Chief Executive Officer or President and 1.5 times annual base salary plus target award for Executive Vice Presidents. Delta does not have separate employment agreements that provide for severance. This proposal seeks to redress a problem that does not currently exist at Delta.

Shareholders have the means to express views on executive compensation.

Delta's shareholders can effectively express their views on our executive compensation program through the annual "say on pay" advisory vote and the NYSE's requirement to seek shareholder approval of equity compensation plans. In 2022, holders of 92% of the shares present and entitled to vote at the annual meeting indicated significant support for Delta's compensation program by voting to approve the compensation of the named executive officers. This proposal's request for a shareholder vote on a specific component of Delta's executive compensation program is duplicative of these opportunities. As a result, this proposal is unnecessary.

Delta requires flexibility and discretion to structure an effective and competitive executive compensation program.

The Board of Directors believes that its Personnel & Compensation Committee is in the best position to structure an effective executive compensation program that addresses Delta's needs, including any severance program. The Personnel & Compensation Committee is comprised solely of independent, non-employee directors and assists the Board with management succession, talent planning, and oversight of Delta's executive compensation program. The Board of Directors believes the Personnel & Compensation Committee should retain the responsibility and flexibility to adjust, assess, and approve compensation structures consistent with airline industry and peer group practices. As described in the charter for the Personnel &

Compensation Committee[2] the duties and responsibilities of the committee include to "review and approve any severance or similar termination payouts proposed to be made to any current or former executive officer of Delta." Adoption of this proposal would limit the Personnel & Compensation Committee's ability to exercise its informed judgment in structuring a competitive and fair compensation program. The Board of Directors believes Delta's current executive compensation policies structured by the Personnel & Compensation Committee will best serve the interests of Delta and its shareholders.

Delta must maintain the ability to retain and attract highly qualified and effective executives in the global market.

Adoption of this proposal could place Delta at a competitive disadvantage in recruiting and retaining qualified candidates. Delta operates in a highly challenging business environment and competes for talented executives with some of the largest companies in the world – in both the airline industry and elsewhere. The Personnel & Compensation Committee must maintain the ability to provide an overall compensation program that is competitive with all types of companies globally and continues to attract and retain key leaders to run our business. Each element of Delta's current compensation program, including the Officer and Director Severance Plan, is intended to fulfill this important obligation.

Delta's use of long-term equity awards aligns executive and shareholder interests.

Delta's use of long-term equity awards is designed to motivate and reward its executive officers to maximize long-term shareholder value. The flexibility of the Board to grant equity awards and carefully design severance programs ensures Delta remains competitive by attracting and retaining highly qualified individuals. These awards utilize challenging performance measures to motivate executives to substantially contribute to the long-term future success of Delta. The Personnel & Compensation Committee's objective is to maintain flexibility to structure compensation awards that are tied to maximizing shareholder value. The proposal could discourage the use of long-term equity incentive awards that align financial rewards with the economic interests of the shareholders and promote retention of leadership that is critical to Delta's success. Accordingly, this proposal directly conflicts with the Board's objective to align executive and shareholder interests.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

---

(1)   The Officer and Director Severance Plan has been filed as Exhibits 10.13(a) and 10.13(b) to our Annual Report on Form 10-K.

(2)   The Personnel & Compensation Committee Charter is available on the governance tab of our investor relations website at https://ir.delta.com/governance.

Proposal 6 — Adoption of Freedom of Association and Collective Bargaining Policy

 **WHAT AM I VOTING ON?**

A shareholder has submitted a proposal requesting that the Board adopt and disclose a non-interference policy upholding the rights to freedom of association and collective bargaining. **The Board recommends that you vote AGAINST this proposal.**

Shareholder Proposal

As You Sow, on behalf of Longview Large Cap 500 Index Fund, has represented that it has beneficially owned the requisite amount of our common stock for more than one year, has submitted the following proposal and supporting statement, and has given notice that a representative intends to present the proposal at the annual meeting. We will promptly provide the proponent's address upon a shareholder's oral or written request addressed to Delta's Corporate Secretary at Delta Air Lines, Inc., Department 981, 1030 Delta Boulevard, Atlanta, Georgia 30354.

RESOLVED: The Board of Directors of Delta Airlines shall adopt and disclose a Non-interference Policy ("Policy") upholding the rights to freedom of association and collective bargaining in its operations, as reflected in the International Labour Organization's Declaration on Fundamental Principles and Rights at Work ("Fundamental Principles"). The Policy should contain a commitment to:

› Non-interference when employees seek to form or join a trade union, and a prohibition against acting to undermine this right or pressure employees not to form or join a trade union;

› Good faith and timely collective bargaining if employees form or join a trade union;

› Uphold the highest standard where national or local law differs from international human rights standards;

› Define processes to identify, prevent, account for, and remedy practices that violate or are inconsistent with the Policy.

SUPPORTING STATEMENT: Freedom of association and collective bargaining are fundamental human rights under internationally recognized human rights frameworks including the Fundamental Principles and the United Nations' Universal Declaration of Human Rights. "Freedom of association refers to the right of workers . . . to create and join organizations of their choice freely *and without fear of reprisal or interference.*"[1] (emphasis added)

Freedom of association and collective bargaining can enhance shareholder value through improved health and safety;[2] increased productivity;[3] encouraging workforce training and skills development;[4] promoting diversity, equity, and inclusion;[5]

and strengthening human rights due diligence.[6] The Principles for Responsible Investment (PRI) notes that addressing labor relations and labor rights is an avenue by which investors can mitigate the systemic risk of inequality.[7]

Delta appears to have interfered with union organizing efforts in the past. Allegations include that employees have been fired or threatened with termination for unionizing activities and have been warned that unionizing activities would derail their careers. Delta distributed anti-union materials and encouraged new hires to attend anti-union briefings.[8] Delta hosts an anti-union website.[9] Delta also spent $38 million to oppose a union campaign by flight attendants in 2010 and aggressively opposed other unionization efforts.[10]

In contrast, Microsoft recently adopted company-wide non-interference principles[11] and announced a "labor neutrality agreement" with the Communications Workers of America at Activision Blizzard, a pending acquisition. The agreement "reflects a fundamental belief . . . that enabling workers to freely and fairly make a choice about union representation will benefit Microsoft and its employees . . . ."[12]

Without a Non-Interference Policy explicitly guiding Delta's practices, it is at risk of running afoul of the National Labor Relations Board, as there are nuanced ways in which a company without a well- implemented Non-Interference Policy might infringe on employee rights.[13] Delta's failure to ensure and respect workers' rights creates meaningful reputational and operational risks that can negatively impact long-term shareholder value.

(1) https://www.ilo.org/actrav/events/WCMS_315488/lang--en/index.htm

(2) http://oem.bmj.com/content/early/2018/06/13/oemed-2017-104747

(3) https://doi.org/10.1093/ej/ueaa048; https://www.ipa-involve.com/involvement-and-productivity-the-missing-piece-of-the-puzzle

(4) https://www.oecd-ilibrary.org/employment/negotiating-our-way-up_1fd2da34-en

(5) https://doi.org/10.1093/ej/ueaa048; https://www.ipa-involve.com/involvement-and-productivity-the-missing-piece-of-the-puzzle
     https://hummedia.manchester.ac.uk/institutes/code/research/projects/racism-at-work/tuc-report-executive-summary.pdf;
     https://www.epi.org/publication/unions-help-reduce-disparities-and-strengthen-our-democracy/

(6) https://www.theglobaldeal.com/resources/The%20Business%20Case%20for%20Social%20Dialogue_FINAL.pdf

(7) https://www.unpri.org/download?ac=5599

(8) https://www.theguardian.com/us-news/2019/jun/12/delta-workers-pro-union-report-threats-management

(9) https://www.onefutureonedelta.com/content/ifs/en/about-afa.html

(10) https://www.theguardian.com/business/2022/aug/03/delta-flights-attendants-union-push

(11) https://blogs.microsoft.com/on-the-issues/2022/06/02/employee-organizing-engagement-labor-economy/

(12) https://news.microsoft.com/2022/06/13/cwa-microsoft-announce-labor-neutrality-agreement/

(13) https://www.nlrb.gov/about-nlrb/rights-we-protect/the-law/interfering-with-employee-rights-section-7-8a1

Statement in Opposition

The Board of Directors has considered this proposal and believes its adoption would be detrimental to the interests of the company and its shareholders and therefore recommends a vote **AGAINST** it.

Delta's culture is firmly rooted in taking care of its employees: they represent a true differentiator for the business and a competitive advantage in the industry. By working directly together, Delta people created the strongest airline, driving Delta's ability to serve customers and provide the best package of pay, benefits and work rules in the industry.

Delta strongly believes every Delta person has the right to choose or reject union representation without interference. This proposal goes further by asking the company to voluntarily waive its rights under U.S. labor laws.

Delta listens to and takes care of its people.

Delta people are empowered to provide unmatched reliability and elevated service to Delta's customers while enjoying the opportunity to define their careers and shape the future of Delta's business. In addition to the support provided to employees described in Compensation Discussion and Analysis, Delta demonstrates its commitment to its people by the following:

› **Delta provides industry-leading total compensation.** In the last 15 years, Delta employees have seen an 80% increase in base pay. Recently, Delta was able to provide employees two pay increases of 4% in 2022 and 5% in 2023 on the heels of two years of pandemic-related headwinds. During the pandemic, Delta also preserved its operations performance bonus program, known as Shared Rewards, while competitors suspended operational incentives for their people.

› **Delta people share in its success.** Since 2007, Delta has rewarded employees with industry-leading profit sharing payments, including more than $9.2 billion since 2010 ($6 billion in the five years leading up to the pandemic). Despite earning a profit only in the second half of 2021, Delta issued special payments totaling approximately $100 million, recognizing the contributions of Delta people during a challenging operational environment. For the full year of profit in 2022, Delta shared over $560 million with employees.

› **Delta is deeply invested in employees' health and well-being, fueling their personal and professional success.** For example, Delta is an industry-leader in offering mental health resources for employees. In 2023, Delta enhanced fertility benefits and support for adoptive parents and introduced an industry-first financial education and coaching program that allows participating employees to earn up to $1,000 for an emergency savings account.

› **Delta is an employer-of-choice.** Delta was ranked as a "Best Places to Work" by Glassdoor in 2023. In a *Forbes*' 2023 survey, Delta was ranked as the 12th best employer out of 500 global companies. Satisfaction among Delta people directly correlates with Delta's strong operational performance, which has made Delta the most awarded airline in the industry.

› **Delta leads with its values.** During the pandemic, Delta acted quickly to protect jobs and avoid furloughs. While union contracts at other airlines forced competitors to deal with the downturn through furloughs, Delta did not furlough any employees. Delta acts on employees' feedback with meaningful investments: for example, Delta introduced the industry's first boarding premium pay for flight attendants.

› **Delta employees have a voice in the board room.** The Delta Board Council (DBC) includes five rotating representatives from multiple employee groups, ensuring Delta people remain at the forefront of the company's decision-making. The DBC attends Board meetings and consistently and transparently represents employee feedback, interests, and perspectives to senior leaders and the Board of Directors.

Delta firmly believes every employee has the right to choose or reject union representation without interference.

Union representation is not a choice that should be made lightly. Delta has always respected its employees' choice, encouraged honest, transparent, and respectful dialogue among its people, and has not suggested stifling any group or point of view. Over the past two decades, following lawful, permitted education from both unions and Delta directly, Delta's U.S.-based employees have repeatedly chosen to reject union representation. Delta is subject to the U.S. Railway Labor Act (RLA) and oversight of the National Mediation Board (NMB). The proponent mistakenly indicates that Delta is subject to the oversight of the National Labor Relations Board and risks running afoul of that board. The proponent also alleges Delta fails to ensure and respect workers' rights. To the contrary, Delta conducts regular compliance training for management personnel to ensure they understand their obligations under the RLA and Delta's firm stance on non-interference. Delta does not interfere with its employees' free choice, a policy consistently affirmed by the NMB.

Further, the Board of Directors exercises appropriate oversight to make sure management is responding to organizing efforts in compliance with U.S. law. The Board is confident management has policies and programs in place to ensure compliance with U.S. labor laws and those of countries in which it operates.

Adoption of the proposed policy would extend beyond non-interference and could be detrimental to Delta's relationship with its employees.

The policy that the proponent would like for the Board to adopt would require not only that Delta comply with U.S. labor laws – which it does – but also that Delta voluntarily waive its rights under the RLA by not engaging in any communication regarding what union representation might mean for its employees. Delta is committed to ensuring employees have the information needed to make an informed decision on a matter as important as union representation. This proposal would deprive Delta employees of the opportunity to learn the facts about representation and its impact on the positive relationship Delta has long had with its employees, which has resulted in successes that both employees and Delta have enjoyed through the years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

VOTING INFORMATION

Internet Availability of Proxy Materials

All of our proxy materials (including our 2022 Form 10-K) are made available to our shareholders on the Internet, rather than mailing paper copies to each shareholder. If you received a Notice Regarding the Availability of Proxy Materials (the Notice) by U.S. or electronic mail, you will not receive a paper copy of these proxy materials unless you request one. Instead, the Notice tells you how to access and review the proxy materials and vote your shares. If you would like to receive a paper copy of our proxy materials free of charge, follow the instructions in the Notice. The Notice will be distributed to our shareholders beginning on or about May 5, 2023.

Shareholders Entitled to Vote

The Board of Directors set April 28, 2023 as the record date for the meeting. This means that our shareholders as of the close of business on that date are entitled to notice of and to vote at the annual meeting. On April 13, 2023, 642,715,015 shares of Delta common stock were outstanding, and we do not expect the number of shares will change materially as of the record date. The common stock is the only class of securities entitled to vote at the meeting. Each outstanding share entitles its holder to one vote.

Quorum for the Annual Meeting

The quorum at the annual meeting will consist of a majority of the votes entitled to be cast by the holders of all shares of common stock that are outstanding and entitled to vote. Abstentions from voting and broker non-votes, if any, will be counted in determining whether a quorum is present. The meeting will not commence if a quorum is not present.

How to Vote

It is important that you vote in order to play a part in the future of the company. Please carefully review the proxy materials and follow the instructions below to cast your vote.

Shares of Common Stock Registered in Your Name or Held under Plans

The control number you receive in your Notice (or Notices) only covers shares of common stock in any of the following forms:

› common stock registered in your name (registered shares);

› common stock held in your account under the Delta 401(k) Retirement Plan for Pilots (Pilot Plan);

› common stock allocated to your account under the Delta 401(k) Retirement Plan or the Delta 401(k) Retirement Plan for Ready Reserves (collectively referred to as the 401(k) Retirement Plans); or

› unvested restricted common stock granted under the Delta Air Lines, Inc. Performance Compensation Plan.

Special Note to Delta Employees About the Employee Stock Purchase Plan

If you are a Delta employee participating in the Employee Stock Purchase Plan, any control number you receive in your Notice does not cover shares of common stock purchased pursuant to the plan. These shares are held for your benefit by Fidelity in street name and you must instruct Fidelity regarding voting these shares on your behalf. See "Shares Held in Street Name" on page 75.

If you hold shares in more than one of the ways listed, you may receive more than one Notice with separate control numbers. **You will need to submit voting instructions for shares associated with each control number in order to vote all of your shares.**

Your submission of voting instructions for registered shares results in the appointment of a proxy to vote those shares. In contrast, your submission of voting instructions for common stock held in Pilot Plan accounts or allocated to 401(k) Retirement Plans accounts, or for unvested restricted common stock granted under the Delta Air Lines, Inc. Performance Compensation Plan, instructs the applicable plan trustee or administrator how to vote those shares, but does not result in the appointment of a proxy. You may submit your voting instructions regarding all shares covered by the same control number before the meeting by using our Internet or telephone system or by completing and returning a proxy card, as described below. As noted above, if you hold shares in more than one way, you will need to vote the shares associated with each control number separately. You may vote in one of the following ways:

› *Voting by the Internet or Telephone.* You may vote using the Internet or telephone by following the instructions in the Notice to access the proxy materials and then following the instructions provided to allow you to record your vote. After accessing the proxy materials, to vote by the Internet, go to *www.proxyvote.com* and follow the instructions, or to vote by telephone call 1-800-690-6903. The Internet and telephone voting procedures are designed to authenticate votes cast by using a personal identification number. These procedures enable shareholders to confirm their instructions have been properly recorded.

› *Voting by Proxy Card.* If you obtained a paper copy of our proxy materials, you may also vote by signing, dating and returning your instructions on the proxy card in the enclosed postage-paid envelope. Please sign the proxy card exactly as your name appears on the card. If shares are owned jointly, each joint owner should sign the proxy card. If a shareholder is a corporation or partnership, the proxy card should be signed in the full corporate or partnership name by a duly authorized person. If the proxy card is signed pursuant to a power of attorney or by an executor, administrator, trustee or guardian, state the signer's full title and provide a certificate or other proof of appointment.

To be effective, instructions regarding shares held in your Pilot Plan account or allocated to your 401(k) Retirement Plans account must be received before 5:00 p.m. Eastern Daylight Time on June 13, 2023. Instructions regarding registered shares or unvested restricted common stock must be received before 11:59 p.m. Eastern Daylight Time on June 14, 2023.

You may also vote registered shares by attending the annual meeting and voting in person by ballot; this will revoke any proxy you previously submitted.

Note that you may not vote shares of unvested restricted common stock, shares held in your Pilot Plan account or shares allocated to your 401(k) Retirement Plans account in person at the meeting. If you do not submit voting instructions in a timely manner regarding shares of unvested restricted common stock, shares held in your Pilot Plan account or shares allocated to your 401(k) Retirement Plans account, they will not be voted. See "Shares Held in Street Name" below for information about voting Employee Stock Purchase Plan shares.

All properly submitted voting instructions, whether submitted by the Internet, telephone or U.S. mail, will be voted at the annual meeting according to the instructions given, provided they are received prior to the applicable deadlines described above. All properly submitted proxy cards not containing specific instructions will be voted in accordance with the Board of Directors' recommendations set forth on page 77. The members of Delta's Board of Directors designated to vote the proxies returned pursuant to this solicitation are Edward H. Bastian and Francis S. Blake.

Shares Held in Street Name

If your shares are held in the name of a broker, bank or other record holder (that is, in street name), refer to the instructions provided by the record holder regarding how to vote your shares or to revoke your voting instructions. This includes any shares purchased through the Employee Stock Purchase Plan. You may also obtain a proxy from the record holder permitting you to vote in person at the annual meeting. Without a proxy from the record holder, you may not vote shares held in street name by returning a proxy card or by voting in person at the annual meeting. **If you hold your shares in street name, it is critical that you provide instructions to, or otherwise follow the instructions provided to you in the Notice, voting instruction form or other information provided to you by the broker, bank or other nominee that holds your shares, if you want your shares to count in the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 2), the advisory vote on the frequency of future advisory votes on executive compensation (Proposal 3) and the shareholder proposals (Proposals 5 and 6).** As described in the next section of this proxy statement, regulations prohibit your bank or broker from voting your shares on these proposals, but they may vote your shares on Proposal 4 without instructions.

Revoking a Proxy or Voting Instructions

If you hold registered shares, unvested restricted common stock, shares in Pilot Plan accounts or shares allocated to 401(k) Retirement Plan accounts, you may revoke your proxy or voting instructions prior to the meeting by:

› providing written notice to Delta's Law Department at Delta Air Lines, Inc., Department 981, 1030 Delta Boulevard, Atlanta, Georgia 30354, Attention: *Corporate Secretary;* or

› submitting later-dated instructions by the Internet, telephone or U.S. mail.

To be effective, revocation of instructions regarding shares held in Pilot Plan accounts or allocated to 401(k) Retirement Plan accounts must be received before 5:00 p.m. Eastern Daylight Time on June 13, 2023. Revocation of instructions regarding registered shares or unvested restricted common stock must be received before 11:59 p.m. Eastern Daylight Time on June 14, 2023.

You may also revoke your proxy covering registered shares by attending the annual meeting in person by ballot. Attending the meeting will not, by itself, revoke a proxy.

Limitation on Brokers' Authority to Vote Shares

Under New York Stock Exchange (NYSE) rules, brokerage firms may vote in their discretion on certain matters on behalf of clients who do not provide voting instructions at least 15 days before the date of the annual meeting. Generally, brokerage firms may vote to ratify the appointment of independent auditors and on other "discretionary" items. Because proposals other than Proposal 4 are not discretionary items, brokers are not permitted to vote your shares on these proposals unless you provide voting instructions. Accordingly, if your shares are held in a brokerage account and you do not return voting instructions to your broker by its deadline, your shares may be voted by your broker on Proposal 4, but not the other proposals described in this proxy statement. Broker non-votes will not be considered in connection with Proposals 1, 2, 3, 5 and 6. *Therefore, we urge you to give voting instructions to your broker on all proposals.*

Votes Necessary to Act on Proposals

At an annual meeting at which a quorum is present, the following votes will be necessary on each of the proposals:

› Each director shall be elected by the vote of a majority of the votes cast with respect to the director. For purposes of this vote, a majority of the votes cast means that the number of shares voted "for" a director must exceed 50% of the votes with respect to that director (excluding abstentions).

› The advisory vote to approve executive compensation (say on pay) requires the affirmative vote of the majority of shares present and entitled to vote at the meeting. Abstentions have the same effect as votes against the proposal. While this is a non-binding advisory vote, the Board values the opinions of our shareholders and the Personnel & Compensation Committee of the Board of Directors will review and consider the voting results when making future decisions regarding executive compensation.

› In the advisory vote on the frequency of future advisory votes on executive compensation, the choice that receives the highest number of votes cast will be the choice approved by shareholders. Abstentions will have no effect on the outcome of the vote. While this is a non-binding advisory vote, the Board values the opinions of our shareholders and the Personnel & Compensation Committee of the Board of Directors will review and consider the voting results when making future decisions regarding executive compensation.

› Ratification of the appointment of Ernst & Young LLP as independent auditors for the year ending December 31, 2023 requires the affirmative vote of the majority of shares present and entitled to vote at the meeting. Abstentions have the same effect as votes against the proposal.

› Approval of each of the shareholder proposals described in this proxy statement requires the affirmative vote of the majority of shares present and entitled to vote. Abstentions have the same effect as votes against the proposal.

Broker non-votes, if any, will be handled as described under "Limitation on Brokers' Authority to Vote Shares" above.

Recommendations of the Board

The Board of Directors is soliciting your proxy to vote your shares at the annual meeting as follows:

⊘ **FOR** the election of the director nominees named in this proxy statement;

⊘ **FOR** the approval, on an advisory basis, of the compensation of Delta's named executive officers;

⊘ **FOR "ONE YEAR"** for an advisory vote on the frequency of future advisory votes on executive compensation; and

⊘ **FOR** the ratification of the appointment of Ernst & Young LLP as Delta's independent auditors for the year ending December 31, 2023.

⊗ **AGAINST** the shareholder proposals described in this proxy statement.

All properly submitted proxy cards not containing specific instructions will be voted in accordance with the Board's recommendations.

OTHER INFORMATION

Presentation of Other Business at the Meeting

Delta is not aware of any business to be transacted at the annual meeting other than as described in this proxy statement. If any other item or proposal properly comes before the meeting (including, but not limited to, a proposal to adjourn the meeting in order to solicit votes in favor of any proposal contained in this proxy statement), the proxies received will be voted at the discretion of the directors designated to vote the proxies.

Attending the Meeting

To attend the annual meeting, you will need to show you are either a Delta shareholder as of the record date, or hold a valid proxy from such a Delta shareholder.

› If your shares are registered in street name, or are held in a Pilot Plan or 401(k) Retirement Plan accounts, please bring evidence of your stock ownership, such as your most recent account statement.

› If you own unvested restricted common stock, please bring your Delta-issued identification card; we will have a list of the holders of unvested restricted common stock at the meeting.

All shareholders should also bring valid picture identification (employees may use their Delta-issued identification card). If you do not have valid picture identification and proof that you own Delta stock, you may not be admitted to the meeting.

Householding

As permitted by the 1934 Act, only one copy of this proxy statement is being delivered to shareholders residing at the same address, unless the shareholders have notified Delta of their desire to receive multiple copies of the proxy statement. This is known as householding.

Delta will promptly deliver, upon oral or written request, a separate copy of the proxy statement to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to Delta's Investor Relations toll-free at (866) 715-2170.

Shareholders of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, EQ Shareowners Services, to request that only a single copy of the proxy statement be mailed in the future. Contact EQ by phone at (800) 259-2345 or by mail at P.O. Box 64854, St. Paul, MN 55164-0854.

If you hold your shares in street name, you should contact Broadridge Investor Communication Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717 or by calling 1-866-540-7095 to request that only a single copy of the proxy statement be mailed in the **future**.

Cost of Solicitation

Delta will pay the cost of soliciting proxies. We have retained Innisfree to solicit proxies, by telephone, in person or by mail, for a fee of $25,000 plus certain expenses. In addition, certain Delta officers and employees, who will receive no compensation for their services other than their regular salaries, may solicit proxies.

Delta will also reimburse banks, brokers and other nominees for their costs in forwarding proxy materials to beneficial owners of Delta stock. Other proxy solicitation expenses that we will pay include those for preparing, mailing, returning and tabulating the proxies.

Submission of Shareholder Proposals

To be considered for inclusion in our proxy statement for the 2024 annual meeting, shareholder proposals other than a director nomination must comply with the requirements under SEC Rule 14a-8 and must be submitted in writing and received by us no later than 5:00 p.m., local time, on January 6, 2024, at the following address:

> Delta Air Lines, Inc.
> Department 981
> 1030 Delta Boulevard
> Atlanta, Georgia 30354
> Attention: Corporate Secretary

Under certain circumstances, shareholders may also submit nominations for directors for inclusion in our proxy materials by complying with the requirements in Article II, Section 9 of our Bylaws. Director nominations to be considered for inclusion in proxy materials for the 2024 annual meeting under Article II, Section 9 of our Bylaws must be received by us at the address above no earlier than December 7, 2023 and no later than January 6, 2024.

In addition, a shareholder may only bring business before the 2024 annual meeting, other than a proposal included in the proxy statement, or may submit nominations for directors, if the shareholder complies with the requirements specified in Article II, Section 8 of our Bylaws.

The requirements include:

› providing written notice that is received by Delta's Corporate Secretary between February 16, 2024 and March 17, 2024 (subject to adjustment if the date of the 2024 annual meeting is moved by more than 30 days, as provided in Article II, Section 8(b) of the Bylaws); and

› supplying the additional information listed in Article II, Section 8(b) of the Bylaws.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules of the Securities and Exchange Commission, shareholders who intend to solicit proxies in support of director nominees other than Delta's nominees must provide notice that sets forth the information required by Rule 14a-19 under the 1934 Act, in addition to the information required under our Bylaws, no later than April 16, 2024. However, this date does not supersede any of the requirements or timing required by our Bylaws.

A proxy granted by a shareholder will give discretionary authority to the proxies to vote on any matters introduced pursuant to the notice provision in our Bylaws, subject to the applicable rules of the Securities and Exchange Commission.

Delta's Bylaws are available at ***http://ir.delta.com/governance/***.

The Corporate Governance Committee evaluates potential nominees for director suggested by shareholders on the same basis as all other potential nominees. To recommend a potential nominee, you may:

› e-mail *nonmgmt.directors@delta.com* **or**

› send a letter addressed to Delta's Law Department at Delta Air Lines, Inc., Department 981, 1030 Delta Boulevard, Atlanta, Georgia 30354, Attention: *Corporate Secretary.*

Each potential nominee is reviewed by the Committee, which decides whether to recommend a candidate for consideration by the full Board.

Disclaimers

Statements in this proxy statement that are not historical facts, including statements about our estimates, expectations, beliefs, intentions, projections or strategies for the future, may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our present expectations. We describe known material risks and uncertainties applicable to Delta that could cause actual results and events to differ materially in our most recently filed periodic reports on Form 10-K, Form 10-Q and subsequent filings, including under the

heading "Risk Factors." All forward-looking statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report except as required by law.

Website links included in this proxy statement are for convenience only. The content of any website link and the materials and reports available on or through them are not incorporated by reference into this proxy statement and do not constitute a part of this proxy statement.

Supplemental Information about Financial Measures

We sometimes use information (non-GAAP financial measures) that is derived from the Consolidated Financial Statements, but that is not presented in accordance with accounting principles generally accepted in the U.S. (GAAP). Under SEC rules, non-GAAP financial measures may be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Included below are reconciliations of non-GAAP measures used within this proxy statement to the most directly comparable GAAP financial measures. Reconciliations below may not calculate exactly due to rounding.

Pre-Tax Income/(Loss)

We adjust pre-tax income for the following items to determine pre-tax income/(loss), adjusted, for the reasons described below:

› *Restructuring charges.* During 2020, we recorded restructuring charges for items such as fleet impairments and voluntary early retirement and separation programs following strategic business decisions in response to the COVID-19 pandemic. During 2022 and 2021, we recognized adjustments to certain of those restructuring charges, representing changes in our estimates. Restructuring charges in earlier periods include fleet and other charges, severance and related costs and other various items. Because of the variability in restructuring charges, adjusting for this item is helpful to investors to analyze our core operational performance.

› *Loss on extinguishment of debt.* This adjustment relates to early termination of a portion of our debt.

› *Government grant recognition.* We recognized $4.5 billion of the grant proceeds from the payroll support program extensions as contra-expense during the full year 2021. We recognized the grant proceeds as contra-expense based on the periods that the funds were intended to compensate and fully used all proceeds from the payroll support program extensions as of the end of the September quarter 2021.

› *Impairments and equity method losses.* This adjustment relates to recording our share of the losses recorded by our equity method investees.

› *Special profit-sharing payment.* This adjustment is exclusive to 2021. To recognize the extraordinary efforts of our employees through the pandemic, we made a special profit-sharing payment to eligible employees in February 2022, based on the adjusted pre-tax profit earned during the second half of 2021. This adjustment allows investors to better understand and analyze our recurring cost performance and provides a more meaningful comparison of our core operating costs to the airline industry.

› *MTM adjustments and settlements on hedges.* Mark-to-market (MTM) adjustments are defined as fair value changes recorded in periods other than the settlement period. Such fair value changes are not necessarily indicative of the actual settlement value of the underlying hedge in the contract settlement period. Settlements represent cash received or paid on hedge contracts settled during the applicable period.

› *MTM adjustments on investments.* Unrealized gains/losses result from our equity investments that are accounted for at fair value in nonoperating expense. The gains/losses are driven by changes in stock prices, foreign currency fluctuations and other valuation techniques for investments in companies without publicly-traded shares. Adjusting for these gains/losses allows investors to better understand and analyze our core operational performance in the periods shown.

Reconciliation

(in billions)	Year Ended December 31,			FY22 vs FY21
	2022		2021	$ Change
Pre-tax income	$ 1.91	$	0.40	
Adjusted for:				
Restructuring charges	(0.12)		(0.02)	
Loss on extinguishment of debt	0.10		0.32	
Government grant recognition	-		(4.51)	
Impairments and equity method losses	-		0.34	
Special profit sharing payment	-		0.11	
MTM adjustments and settlements on hedges	0.03		0.01	
MTM adjustments on investments	0.78		(0.06)	
Pre-tax income/(loss), adjusted	$ 2.70	$	(3.42)	$ 6.1

Free Cash Flow

We present free cash flow because management believes this metric is helpful to investors to evaluate the company's ability to generate cash that is available for use for debt service or general corporate initiatives. Free cash flow is also used internally as a component of our 2022 incentive compensation program. Free cash flow is defined as net cash from operating activities and net cash from investing activities, adjusted for (i) net redemptions of short-term investments, (ii) strategic investments and related, (iii) net cash flows related to certain airport construction projects and other and (iv) financed aircraft acquisitions. These adjustments are made for the following reasons:

› *Net redemptions of short-term investments*. Net redemptions of short-term investments represent the net purchase and sale activity of investments and marketable securities in the period, including gains and losses. We adjust for this activity to provide investors a better understanding of the company's free cash flow generated by our operations.

› *Strategic investments and related*. Cash flows related to our investments in and related transactions with other airlines are included in our GAAP investing activities. We adjust for this activity because it provides a more meaningful comparison to our airline industry peers.

› *Net cash flows related to certain airport construction projects and other*. Cash flows related to certain airport construction projects

are included in our GAAP operating activities and capital expenditures. We have adjusted for these items, which were primarily funded by cash restricted for airport construction, to provide investors a better understanding of the company's free cash flow and capital expenditures that are core to our operations in the periods shown.

› *Financed aircraft acquisitions*. This adjustment reflects aircraft deliveries that are leased as capital expenditures. The adjustment is based on their original contractual purchase price or an estimate of the aircraft's fair value and provides a more meaningful view of our investing activities.

Reconciliation

(in millions)	Year Ended December 31, 2022
Net cash provided by operating activities:	$ 6,364
Net cash used in investing activities:	(6,924)
Adjusted for:	
Net redemptions of short-term investments	(100)
Strategic investments and related	701
Net cash flows related to certain airport construction projects and other	409
Financed aircraft acquisitions	(206)
Free cash flow	$ 244

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

Designed & published by labrador-company.com

